Filed Pursuant to Rule 424(b)(1)
Registration No. 333-114466

PROSPECTUS

9,375,000 Shares

Common Stock

          This is an initial public offering of shares of common stock of Collegiate Funding Services, Inc. All of the shares of common stock are being sold by us. The Lightyear Fund, L.P. and its affiliates and other investors will receive approximately $94.0 million of the net proceeds of this offering as described in this prospectus.

          We are a vertically integrated education finance company that markets, originates, finances and services education loans. We market education loans primarily through direct-to-consumer programs, which involve marketing campaigns where we acquire customers through direct contact with us, including targeted direct mail, telemarketing and the Internet. As described in this prospectus, our net revenue was $118.2 million for 2003 and $34.6 million for the first quarter of 2004, which was primarily generated through the origination and financing of federally guaranteed consolidation education loans. We had a net loss of $7.5 million in 2003 and net income of $1.2 million for the first quarter of 2004.

          Prior to this offering, there has been no public market for the common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “CFSI”.

          See “Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of the common stock.

	Per Share	Total

Initial public offering price	$16.00	$150,000,000
Underwriting discount	$1.12	$10,500,000
Proceeds, before expenses, to Collegiate Funding Services, Inc.	$14.88	$139,500,000

      To the extent that the underwriters sell more than 9,375,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,406,250 shares from us at the initial public offering price less the underwriting discount.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about July 21, 2004.

JPMorgan	Merrill Lynch & Co.

Citigroup	Credit Suisse First Boston

Banc of America Securities LLC	Keefe, Bruyette & Woods

The date of this prospectus is July 15, 2004.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

      The product and service names and logos used in this prospectus are service marks/ trademarks or registered service marks/ trademarks of CFS or its affiliates. CFS, Collegiate Funding Services, Collegexit, Collegexit.com, Real World Loan and Dedicated to Students and Families are service marks of Collegiate Funding Services, L.L.C. Other products, services and company names mentioned in this prospectus are the service marks/ trademarks of their respective owners.

      This prospectus includes industry data and forecasts that we obtained from industry publications and surveys and internal company surveys. As noted in this prospectus, the U.S. Department of Education and The College Board were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position relative to our competitors are based on data provided by the Student Loan Servicing Alliance and the U.S. Department of Education.

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PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and our financial statements and the related notes, before making an investment decision.

Our Company

      We are a vertically integrated education finance company that markets, originates, finances and services education loans. We market education loans primarily through direct-to-consumer programs, which involve marketing campaigns where we acquire customers through direct contact with us, including targeted direct mail, telemarketing and the Internet. Using our direct-to-consumer and school-based distribution channels, we assist consumers in financing and refinancing the cost of undergraduate, graduate, professional, career and continuing education. We finance, retain and service a substantial portion of the loans we originate. Our strategy is to focus on marketing, originating, financing and servicing federally guaranteed consolidation loans and to leverage our market position and platform to build our brand and diversify our product and service offerings, including the expansion of private loan originations.

      Since our inception in 1998, we have originated or facilitated the origination of over $15 billion in education loans. We originated or facilitated the origination of $4.2 billion of education loans in 2003 and we believe we are one of the more significant originators of federal and private education loans in the United States. Of our total loan originations in 2003, $4.0 billion were federally guaranteed consolidation student loans made through the Federal Family Education Loan Program, which we refer to as the FFEL Program or FFELP. The FFEL Program provides for direct federal insurance of student loans made by private lenders as well as reinsurance of student loans guaranteed by guaranty agencies. Through the FFEL Program, an eligible borrower with multiple federally guaranteed loans can consolidate his or her loans after graduation into a single loan. Beginning in May 2003, we increased our focus on private education loans and, in that year, originated or facilitated the origination of $199.6 million of these loans.

      We also provide high quality loan servicing through our wholly owned subsidiary, CFS-SunTech Servicing LLC (“SunTech”). We acquired SunTech in April 2003. Prior to the acquisition, SunTech had been servicing a significant portion of the loans we originated since our formation in 1998. As of March 31, 2004, we were servicing approximately $9.6 billion in student loans made to over 386,000 customers, and, as of December 2003, we were the seventh largest servicer of FFELP loans in the United States, according to the Student Loan Servicing Alliance. In May 2004, SunTech received the Exceptional Performance status designation from the U.S. Department of Education.

      We believe the following competitive strengths distinguish us in the education finance industry:

•	our vertically integrated education finance platform, through which we offer our customers the benefit of dealing with a single entity over the lives of their loans;

•	our direct-to-consumer origination operation, which enables us to increase customer awareness of the products we offer and collect data useful in our product development and marketing;

•	our significant portfolio of FFELP loans, which are federally guaranteed for at least 98% of principal and accrued interest;

•	our high quality servicing platform, which is our primary means of communication with our customers and the key determinant in preserving the federal guarantee on the FFELP loans we service; and

•	our experienced senior management team, which has an average of 19 years of relevant industry experience from a broad range of education and consumer finance backgrounds.

      For a more complete description of our competitive strengths, please see page 68 of this prospectus.

      In 2002, we launched our strategy of retaining in our portfolio a portion of the federally guaranteed loans we originate. Prior to 2002, we sold substantially all of our completed loan applications to third parties and received fees for these applications at the time of sale. We retain in our portfolio only loans that are federally guaranteed. As a result of this change in strategy, our net income in recent periods has been lower than it would have been had we sold a larger percentage of the FFELP loans we originate because of foregone one-time fees received for loan sales. For example, our revenue from fees on loan sales declined to $18.6 million for the first quarter of 2004 from $31.4 million in the first quarter of 2003 despite comparable loan origination volumes in such periods. Moreover, our change in strategy contributed to our net loss of $7.5 million in 2003. Nonetheless, we believe that our strategy of retaining in our portfolio a portion of the loans we originate and selling the remainder for a fee provides us with several advantages. Among the benefits of retaining loans is our ability to take advantage of these loans’ limited credit risk, their duration and other characteristics which allow us to realize a greater revenue stream over the life of each loan. Selling the remainder of our originated loan applications provides us more revenue derived from these loans in their years of origination and permits us to maintain a diversified source of funding for loan processing and origination and to build our relationships with the financial institutions that purchase our loans.

      As a result of this strategy, we have multiple sources of revenue. They include fee income for selling completed loan applications to third parties and facilitating the origination of loans for lenders, net interest income earned on the loans we hold in our portfolio and servicing fee income for the loans we service. Fees on loan application sales and for facilitating the origination of loans, which we refer to collectively as fees on loan sales, were $89.5 million for 2003 and $18.6 million for the first quarter of 2004. Net interest income after provision for loan losses, which is comprised primarily of the difference between the yield we receive on our loan portfolio and the cost of funding these loans, was $19.6 million in 2003 and $12.9 million for the first quarter of 2004. Servicing fees, earned since our acquisition of SunTech in April 2003, were $9.1 million in 2003 and $3.2 million for the first quarter of 2004. Over time, as we build our portfolio, we expect the percentage of our net revenue earned from net interest income to increase and the percentage of our net revenue earned from our fees on loan sales to decrease.

      We retained approximately 50% and 21% of the FFELP loans we originated in 2003 and 2002, respectively, and our portfolio of federally guaranteed loans grew to $3.4 billion as of March 31, 2004 from $973.1 million as of December 31, 2002. We primarily finance the loans we retain in our portfolio through asset-backed securitizations, which we record as debt on our consolidated balance sheet. To date, we have completed five securitizations that contributed $4.0 billion of funding. We also supplement these securitizations with short-term warehouse financing for our loan originations, which permits us to more efficiently issue our asset-backed notes.

      To execute our overall strategy we also intend to:

•	increase the use and reach of our direct-to-consumer marketing platform;

•	grow our school-based distribution channel;

•	expand affinity group marketing; and

•	extend the origination capabilities of our servicer.

      In addition, we intend to seek out and make acquisitions in the education finance industry from time to time. In April 2004, we acquired Youth Media & Marketing Networks, or Y2M, a company that provides affinity marketing of products and services, with a focus on education finance products, targeted at college students and recent college graduates. Y2M uses direct mail, the Internet and print media in its marketing efforts, which it complements by publishing online college newspapers. From the launch of its education finance marketing efforts in May 2003 to December 2003, Y2M facilitated the origination of $210 million of FFELP consolidation loans. In the future, we will consider acquisitions of individual companies as well as loan and servicing portfolios that we believe have the potential to enhance the value of our company, expand our product reach and/or aid in executing our growth strategy. For a more complete description of our strategy, please see page 69 of this prospectus.

Our Industry and Challenges

      The U.S. postsecondary education finance market is large and growing. According to the U.S. Department of Education, or DOE, in academic year 2002-2003, expenditures for postsecondary education totaled $331.9 billion. Of the $331.9 billion spent on postsecondary education in academic year 2002-2003, according to the College Board, $105.1 billion was provided by financial aid. Of this amount, federal loans represented approximately 46.7%, or $49.1 billion, and private loans represented approximately 6.6%, or $6.9 billion, while grants, education tax credits, work study and other education loans made up the balance. The DOE estimates that federal education loan volume, excluding consolidation loans, is expected to increase to $95.2 billion in federal fiscal year 2011.

      Federal consolidation loans have emerged over the past few years as an important option for consumers. There were $9.5 billion of FFELP consolidation loans disbursed in federal fiscal year 2001. This grew to $23.2 billion and $35.3 billion in federal fiscal year 2002 and 2003, respectively. The DOE, however, projects that FFELP consolidation loan volume will decrease to $25.9 billion in federal fiscal year 2004 and to $22.3 billion in federal fiscal year 2005. Although the DOE projections are the most widely accepted projections available, we note that the DOE’s projections for following-year FFELP consolidation loan volumes have underestimated actual consolidation loan volume in each of federal fiscal year 2003, 2002 and 2001 by $13.6 billion, $8.9 billion and $2.0 billion, respectively.

      We face numerous challenges and risks in operating our business and executing our strategy, many of which are outside of our control. The Higher Education Act of 1965, which governs the FFEL Program, must be reauthorized by Congress every five years, and, at such time, the FFEL Program may be amended. The United States Congress is currently considering reauthorization of the Higher Education Act. In connection with this reauthorization, a number of proposals have been made to modify the terms of the FFEL Program, some of which, if enacted, could decrease the yield to lenders of, and borrower demand for consolidation loans. In addition, our business is subject to risks that may arise from, among other factors, our recent loss from operations, compliance with government regulation, including “do not call” registries, changes in our business strategy, our relationships with financial institutions and other third parties, and the availability of the asset-backed securitization market to finance our loan originations. For a more complete description of these risks and other risks relating to our industry, our company, and this offering, please see “Risk Factors” beginning on page 8 of this prospectus.

Recent Developments

      We estimate that we originated or facilitated the origination of approximately $704 million of education loans in the second quarter of 2004, which ended on June 30, 2004, compared to $537 million of loans in the second quarter of 2003 and $1.0 billion of loans in the first quarter of 2004. This decrease from the first quarter in 2004, which is consistent with last year’s results, is primarily a result of the effect of the July 1 reset in FFELP loan borrower interest rates. Because we give borrowers who complete loan applications in the second quarter the option to originate their loans after July 1 and borrower interest rates will be lower after July 1, 2004, a significant portion of the loan applications completed in the second quarter will be originated in the third quarter. For the second quarter, we expect that the percentage of the FFELP loans we originated that we sell and retain will be approximately 49% and 51%, respectively.

      Our portfolio of federally guaranteed loans grew to approximately $3.7 billion as of June 30, 2004. We expect our net interest income, which has been adversely impacted by an increase in the cost of funding our loans, to be between $15 million and $16 million for the second quarter of 2004, compared to $4 million for the second quarter of 2003 and $14 million for the first quarter of 2004. We expect to generate approximately $17 million in fees on loan sales for the second quarter of 2004, compared to $9 million for the second quarter of 2003 and $19 million for the first quarter of 2004. In the second quarter of 2004, the rate we receive for originations sold increased, and, as a result, our fee income will not decline in proportion to the decline in the number of loan applications sold.

      We expect to incur marketing expenses of approximately $11 million for the second quarter of 2004, compared to $6 million for the second quarter of 2003 and $6 million for the first quarter of 2004. This increase over the second quarter of 2003 and the first quarter of 2004 reflects our increased costs due to the acquisition of Y2M, our increased marketing efforts across all product lines and seasonal increases. We expect that total expenses will increase to between approximately $31 million and $33 million for the second quarter of 2004, compared to $29 million for the second quarter of 2003 and $29 million for the first quarter of 2004.

      The estimates for the second quarter included above are preliminary, and actual results may differ.

Corporate Information

      We were founded in 1998 as Collegiate Funding Services, LLC. Collegiate Funding Services, Inc. is a Delaware corporation incorporated on April 2, 2002.

      In May 2002, we were acquired by The Lightyear Fund, L.P. and its affiliates, which we refer to as Lightyear, and minority investors. Lightyear is a private investment firm based in New York City. Lightyear invests private equity capital in leveraged buyout, recapitalization and growth opportunities, primarily in the financial services area. Upon completion of this offering, Lightyear will continue to own approximately 50.4% of our common stock, assuming the underwriters do not exercise their over-allotment option.

      Our principal executive offices are located at 100 Riverside Parkway, Suite 125, Fredericksburg, Virginia 22406, and our telephone number is (866) 697-6773. We plan to relocate our principal executive offices to 10304 Spotsylvania Avenue, Suite 100, Fredericksburg, Virginia 22408 in the third quarter of 2004. Our website is www.cfsloans.com. Information contained on our web site is not a part of this prospectus.

The Offering

Common Stock offered by us	9,375,000 shares

Common Stock to be outstanding after this offering	30,446,523 shares

Use of proceeds	We will use approximately $94.0 million of the net proceeds from this offering to pay the liquidation preference of all shares of the preferred stock issued by our subsidiary and $42.1 million of the net proceeds to repay a portion of the amounts outstanding under our revolving line of credit. We intend to use our revolving line of credit to make potential acquisitions and for general corporate purposes. Lightyear and other investors who hold preferred stock of our subsidiary will receive the portion of the net proceeds used to pay the liquidation preference of the preferred stock. See “Use of Proceeds.”

Nasdaq National Market symbol	“CFSI”

      The number of shares of common stock that will be outstanding after this offering and all other information in this prospectus, unless the context otherwise requires, gives effect to the conversion of all shares of Class A Common Stock and Class B Common Stock into a single class of common stock and a 1.430099-for-one stock split to be completed immediately prior to consummation of this offering and excludes:

•	450,481 shares of common stock subject to stock options outstanding as of May 31, 2004, options for 81,087 of which were exercisable as of May 31, 2004, and options for 170,039 of which became exercisable on or about July 6, 2004 in connection with the execution of new employment agreements with our management, in each case, at a weighted average exercise price equal to $0.91;

•	1,013,646 shares of common stock subject to stock options, with an exercise price equal to the initial public offering price, and approximately 314,575 shares of restricted and unrestricted stock, which are expected to be issued to officers and employees of the Company upon consummation of this offering;

•	warrants to purchase an aggregate of 1,430,099 shares of common stock at an exercise price of $0.007 per share; and

•	2,788,250 additional shares of common stock available for future grant or issuance under our stock incentive plans.

      Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the over-allotment option granted to purchase up to 1,406,250 additional shares of common stock in this offering from the Company.

Summary Consolidated Financial Data

      You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and our predecessor’s financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of March 31, 2004 and December 31, 2003, for the three months ended March 31, 2004 and March 31, 2003, for the year ended December 31, 2003, and for the period May 17 through December 31, 2002 from our financial statements included elsewhere in this prospectus and we derived the financial data for the period January 1 through May 16, 2002 and for the year ended December 31, 2001 from our predecessor’s financial statements included elsewhere in this prospectus. We derived the financial data for the years ended December 31, 2000 and 1999 from our predecessor’s financial statements not included in this prospectus. Prior to 2002, our predecessor sold substantially all of its originated loan applications to third parties and received fees for the sale of these loan applications at the time of sale. Since 2002, we have retained a portion of the FFELP loans that we originate. We and our predecessor retained approximately 50% and 21% of the FFELP loans originated in 2003 and 2002, respectively.

	(dollars in thousands, except per share data)

	The Company				Predecessor

	Three months ended			Period May 17	Period	Year ended
	March 31,		Year ended	through	January 1	December 31,
			December 31,	December 31,	through May 16,
	2004	2003	2003	2002	2002	2001	2000	1999

	(unaudited)	(unaudited)
Income statement data:
Net interest income (expense)	$13,786	$1,409	$21,975	$(2,505)	$2,762	$(930)	$(20)	$(32)
Provision for loan losses	927	346	2,357	1,270	752	—	—	—

Net interest income (expense) after provision for loan losses	12,859	1,063	19,618	(3,775)	2,010	(930)	(20)	(32)
Fee income	21,773	31,378	98,558	84,396	36,427	131,567	66,919	4,435

Net revenue	34,632	32,441	118,176	80,621	38,437	130,637	66,899	4,403
Expenses	29,122	25,452	119,568	54,284	27,477	68,825	37,549	4,122

Income (loss) before income tax provision (benefit) and accretion of dividends on preferred stock	5,510	6,989	(1,392)	26,337	10,960	61,812	29,350	281
Income tax provision (benefit)(1)	2,204	(986)	(196)	10,726	—	—	—	—

Income (loss) before accretion of dividends	3,306	7,975	(1,196)	15,611	10,960	61,812	29,350	281
Accretion of dividends on preferred stock	2,116	1,171	6,255	2,929	—	—	—	—

Net income (loss)	$1,190	$6,804	$(7,451)	$12,682	$10,960	$61,812	$29,350	$281

Earnings (loss) per common share, basic	$0.06	$0.57	$(0.48)	$1.07

Earnings (loss) per common share, diluted	$0.05	$0.47	$(0.48)	$0.88

Weighted average common shares outstanding, basic	21,071,523	11,869,822	15,420,842	11,869,822

Weighted average common shares outstanding, diluted	22,912,108	14,454,962	15,420,842	14,398,732

	At March 31,		At December 31,

	2004	2004	2003

	Pro forma
	As adjusted(2)	Actual
	(unaudited)	(unaudited)

	(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$14,883	$14,855	$14,436
Restricted cash	307,271	79,371	105,355
Student loans, net	3,449,045	3,449,045	2,856,428
Goodwill	195,345	160,705	160,705
Total assets	4,029,911	3,765,483	3,192,282
Asset-backed notes and lines of credit	3,802,080	3,574,180	3,000,866
Other debt obligations, net	26,024	36,832	40,531
Total liabilities	3,866,956	3,647,664	3,077,955
Preferred stock of consolidated subsidiary	—	91,252	89,136
Stockholders’ equity	162,955	26,567	25,191

	Three months ended
	March 31,		Year ended December 31,(3)

	2004	2003	2003	2002	2001

	(dollars in thousands)
Other data:
Originations:(4)
FFELP loans retained	$601,609	$174,408	$1,977,934	$824,337	$150,222
FFELP loans sold(5)	380,382	800,288	1,988,910	3,042,144	3,411,336
Private loans sold(5)	45,966	33,457	209,312	111,621	43,020

Total volume(6)	$1,027,957	$1,008,153	$4,176,156	$3,978,102	$3,604,578

Average student loans(7)	$3,123,228	$1,009,064	$1,621,625	$485,847	$11,536
Average asset-backed notes and lines of credit	3,283,244	1,446,588	1,963,413	757,969	81,108
Student loans serviced (at end of period)(8)	9,551,932	—	8,906,303	—	—

Ratios:
Net portfolio margin	1.77%	1.33%	1.62%	1.27%	(1.44)%
Net claim reject rate by guaranty agencies due to servicer error(9)	—	—	0.02%	—	—

(1)	Our predecessor operated as a limited liability company that was treated as a partnership for income tax purposes. As a result, our predecessor had no provision for income taxes.

(2)	Pro forma as adjusted amounts give effect to our issuance of $1.1 billion in asset-backed notes in April 2004 and the use of $885.5 million in proceeds therefrom to repay amounts outstanding under our warehouse facility, the acquisition of Youth Media & Marketing Networks in April 2004, the required repayment of notes receivable at the consummation of the offering and to our issuance and sale of 9,375,000 shares of common stock in this offering and the application of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and “Capitalization.”

(3)	Amounts for the years ended December 31, 2001 reflect information for our predecessor. Amounts for the year ended December 31, 2002, reflect a combination of our information and information for our predecessor.

(4)	Reflects the principal balance of loans which we originate as well as the private education loans we market for origination by our lender partners, which we also refer to as facilitating for origination.

(5)	Reflects, with respect to FFELP and private consolidation loans, the principal balance of loans with respect to which we sold the originated applications, and, with respect to private in-school loans, the principal balance of loans which we facilitated for origination by other lenders.

(6)	For the three months ended March 31, 2004, the three months ended March 31, 2003 and the years ended December 31, 2003, 2002 and 2001 includes $980.9 million, $972.7 million, $4.0 billion, $3.9 billion and $3.6 billion, respectively, in principal amount of FFELP consolidation loans.

(7)	Reflects principal balance of loans without adjustments for deferred loan costs which, as of March 31, 2004 and 2003 and December 31, 2003, 2002 and 2001, totaled $33.4 million, $13.2 million, $26.4 million, $12.5 million and $1.0 million, respectively. Amounts also do not reflect the allowance for loan losses of $5.0 million, $2.2 million $4.1 million, $1.9 million and $0 as of March 31, 2004 and 2003 and December 31, 2003, 2002 and 2001, respectively.

(8)	Prior to our acquisition of SunTech in April, 2003, SunTech serviced $7.4 billion and $6.2 billion of loans at December 31, 2002 and 2001, respectively.

(9)	Prior to our acquisition of SunTech in April, 2003, SunTech had a net claim reject rate of 0.00% in the three months ended March 31, 2003 and in 2002 and 2001.

RISK FACTORS

      You should carefully consider the following risk factors and all other information contained in this prospectus before investing in shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Industry and Our Company

Changes in federal laws and regulations relating to education loans, particularly legislation affecting federally guaranteed consolidation loans, could materially adversely affect our results of operations.

      The Higher Education Act of 1965 must be reauthorized by Congress every five years and the FFEL Program is periodically amended. The United States Congress is currently considering reauthorization of the Act, which is scheduled to expire in 2004. Changes in the Higher Education Act made in the two most recent reauthorizations have resulted in reductions in education loan yields paid to lenders, increased fees paid by lenders and a decreased level of federal guarantee. Federally guaranteed consolidation loans made up 94.9% of our loan originations for the year ended December 31, 2003 and 99.9% of our loan portfolio as of March 31, 2004, and efforts underway to pass legislation that affects federal consolidation loans would have a significant impact on us. Some of the key changes that may be considered in the reauthorization debate that could have a negative effect on our business include:

•	Eliminating fixed-rate consolidation loans and requiring that all consolidation loans be made at a variable rate. If consolidation loans are required to be made at a variable rate rather than a fixed rate, as virtually all consolidation loans are currently made, it could reduce the amount of income we can earn on the loans we originate in the future and reduce the demand for consolidation loans. A bill recently introduced by the Chair of the House Committee on Education and the Workforce contains this provision.

•	Permitting borrowers to refinance consolidation loans. If borrowers holding consolidation loans are permitted to refinance their consolidation loans under the FFEL Program, this would open the consolidation loans in our portfolio to refinancing.

      Any of these legislative changes, if enacted, could materially reduce our loan originations and earnings.

      Senator John Kerry, the presumptive Democratic candidate for president, has proposed as part of his presidential campaign, a requirement that lenders bid in an auction in order to offer FFELP loans, effectively replacing the current government guaranteed minimum interest rate. This proposal would also eliminate the Special Allowance Payments made by the federal government to lenders to provide them a guaranteed rate of return on FFELP loans made after enactment of such proposal. If the Kerry proposal is enacted, it could materially reduce our loan originations and earnings.

      In addition, legislation has been introduced proposing a number of initiatives aimed at supporting the William D. Ford Federal Direct Loan Program, which we refer to as the FDL Program or FDLP. Under the FDL Program, the U.S. Department of Education, or DOE, makes loans directly to student borrowers through the educational institutions they attend. If legislation promoting the FDL Program to the detriment of the FFEL Program were to be enacted, it could materially reduce our loan originations and earnings.

      Further amendments, the nature of which we cannot currently anticipate, could also hurt our business and our results of operations. Moreover, there can be no assurance that the provisions of the Higher Education Act will be reauthorized this year. While Congress has consistently extended the effective date of the Higher Education Act, it may elect not to reauthorize the DOE’s ability to provide interest subsidies and federal guarantees for student loans. Such a failure to reauthorize would reduce the number of federally guaranteed student loans available for us to originate in the future and could materially reduce our results of operations.

Changes in the interpretations of the Higher Education Act issued by the U.S. Department of Education could negatively impact our loan originations.

      The U.S. Department of Education oversees and implements the Higher Education Act and periodically issues regulations and interpretations of that Act. Changes in such regulations and interpretations could negatively impact our business.

      Currently, if only one lender holds all of a student’s FFELP loans, then another lender cannot consolidate the loans away from the current holder unless the current holder refuses to, or does not offer to, consolidate the loans for the borrower. We refer to this as the single holder rule. Historically, we did not believe the single holder rule limited the ability of a borrower to consolidate FFELP loans held by a single lender with FDLP loans. However, the U.S. Department of Education issued a letter on April 29, 2004 that limits the ability of borrowers having FFELP loans that are held by a single lender and FDLP loans to obtain a FFELP consolidation loan with any lender other than the lender holding all of the borrower’s FFELP loans. This new ruling is scheduled to go into effect in September 2004. During the second half of 2003 and the first quarter of 2004, we marketed to borrowers who had FDLP loans and FFELP loans made by a single lender. In May 2004, as a result of this ruling, we reduced marketing to these types of borrowers and increased our marketing efforts to other types of borrowers. We estimate that our loan originations of this type peaked in the fourth quarter of 2003 at approximately $133 million and declined to approximately $94 million in the first quarter of 2004. Unless our new marketing campaigns are as successful as the prior ones, this new ruling could adversely affect the volume of our loan originations.

      In addition, until recently, we marketed and offered FFELP consolidation loans to borrowers seeking to refinance only their FDLP consolidation loans. However, in June 2004, the U.S. Department of Education’s servicers for the FDL Program informed us and, we believe, other FFELP loan originators that FFELP loans which refinance only FDLP consolidation loans will no longer be permitted. We can provide no assurance that this position will not be officially endorsed by the U.S. Department of Education or that we will be able to originate these loans in the future. As a result, we have currently ceased marketing loans to these types of borrowers and are reallocating marketing resources to other types of borrowers. For 2002, 2003 and the first quarter of 2004, we estimate that approximately $0, $250 million and $140 million, respectively, of our loan originations were FFELP consolidation loans that refinanced only FDLP consolidation loans. Because this change is effective immediately, we expect that, in the short term, this change will adversely affect the volume of our loan originations. Furthermore, unless our new marketing campaigns are as successful as the prior ones, this new ruling could adversely affect the volume of our loan originations in the future.

Significantly decreased demand for consolidation loans would materially reduce our revenue.

      A combination of increased consumer awareness, rising education debt volume and historically low interest rates available to borrowers in the last three years has increased the number of borrowers seeking to consolidate their variable-rate education loans into one loan. For the year ended December 31, 2003, 94.9% of our loan originations were consolidation loans. One of the advantages of consolidation loans is that borrowers are able to fix the interest rate on their variable rate student loans at the then existing rate. If rates rise, students may have less incentive to consolidate their loans at a fixed rate. Demand for consolidation loans could also decrease in the future as a result of a decrease in the pool of potential borrowers eligible to consolidate their loans. The DOE projects that FFELP consolidation loan volume will decrease from $35.3 billion in federal fiscal year 2003 to an estimated $25.9 billion in federal fiscal year 2004 and to $22.3 billion in federal fiscal year 2005. A significant portion of the borrowers eligible to consolidate their loans have loans held by one lender and, as a result of the single holder rule discussed in the prior risk factor, those loans are not available for consolidation by other lenders unless the original lender does not offer or refuses to consolidate those loans. Demand for consolidation loans could also decrease as a result of regulatory changes or if any of the legislative proposals described above are enacted. A significant decrease in demand for consolidation loans would have a material adverse effect upon our revenue, particularly our fees on loan sales.

We must comply with governmental regulations relating to our FFELP loans and guaranty agency rules and our business and results of operations could be materially adversely affected if we fail to meet these requirements.

      Our principal business is comprised of originating, holding and servicing education loans made and guaranteed pursuant to the FFEL Program. Most significant aspects of our lines of business are governed by the Higher Education Act. We must also meet various requirements of the guaranty agencies, which are private not-for-profit organizations or state agencies that have entered into federal reinsurance contracts with the DOE, in order to maintain the federal guarantee on our FFELP loans. These requirements establish origination and servicing requirements and procedural guidelines and specify school and borrower eligibility criteria. The federal guarantee of FFELP loans is conditioned on compliance with origination, servicing and collection standards set by the DOE and guaranty agencies. FFELP loans that are not originated, disbursed or serviced in accordance with DOE regulations risk loss of their guarantee, in full or in part.

      Our failure to comply with the regulatory regimes described above may arise from:

•	breaches of our internal control system, such as a failure to adjust manual or automated servicing functions following a change in regulatory requirements;

•	unintentional employee errors, such as inputting erroneous data or failure to adhere to established company processes;

•	technological defects, such as a malfunction in or destruction of our computer systems;

•	fraud by third parties who refer loan applications to us or from whom we acquire originated loan applications; or

•	fraud by our employees or other persons in activities such as origination or borrower payment processing.

      If we fail to comply with any of the above requirements, we could incur penalties or lose the federal guarantee on some or all of our FFELP loans. In addition, even if we comply with the above requirements, a failure to comply by third parties with whom we conduct business may be attributable to us and result in us incurring penalties or losing the federal guarantee on some or all of our FFELP loans. If we experience a high rate of servicing deficiencies, we could incur costs associated with remedial servicing, and, if we are unsuccessful in curing such deficiencies, the eventual losses on the loans that are not cured could be material. In addition, failure to comply with these laws and regulations could result in our liability to borrowers and potential class action suits.

      Our actual loss experience on denied guarantee claims historically has not been material to our operations, but the impact on us could become material if denied guarantee claims were to increase substantially in future periods. In 2002, we lost $32,000 and, in 2003, we lost $8,000 due to denied guarantee claims.

We have only recently begun retaining a significant portion of the loans we originate in our portfolio and servicing loans and we cannot predict whether we will suffer losses as a result of the performance of our assets and operations over the long term.

      We were formed in June 1998. Prior to 2002, we did not retain in our portfolio a significant amount of the loans we originated. We retained approximately 50% and 21% of the FFELP loans we originated in 2003 and 2002, respectively. Although we believe that the retained loans are valuable assets, due to their long duration and high quality (due to the federal guarantee), we cannot assure you that over the long term our earnings from retaining loans in our portfolio will exceed the value of the income we would have received from selling those loans. The loans retained in our portfolio may be repaid prior to maturity which would reduce the amount of interest we earn and expose us to reinvestment risk. Moreover, the loans retained in our portfolio could perform poorly in the future and our allowance for loan losses could be insufficient, which could materially reduce our earnings and impair our ability to access the asset-backed securitization market in the future on favorable terms.

      In addition, we only began servicing loans in April 2003, following our acquisition of SunTech. Although SunTech has been in business for more than 15 years and has serviced a significant portion of the loans we have originated since our formation in 1998, we have operated as a vertically integrated company offering loan servicing for only one year. If SunTech does not perform at the level of its historical performance, our business and results of operations could be materially adversely affected.

Our quarterly results of operations have varied significantly in the past and are expected to continue to do so, which may cause our stock price to fluctuate.

      Our quarterly results of operations have varied significantly in the past and are expected to continue to do so in the future. Over the past two fiscal years, our quarterly income (loss) before income tax provision (benefit) and accretion of dividends on preferred stock has ranged from a low of a $13.5 million loss in the second quarter of 2003 to a high of $18.2 million of income in the third quarter of 2002. In addition, over this period, our quarterly originations as a percentage of total annual originations have ranged from a low of 9.4% to a high of 36.4%. The market price of our common stock may decline significantly if our future quarterly results of operations fall below the expectations of securities or industry analysts or investors.

      Our quarterly results of operations in any period will be particularly affected by the amount and timing of our loan sales. Because we target a percentage of our loan originations to be retained on an annual, rather than quarterly basis, our quarterly results of operations will fluctuate. A number of additional factors, some of which are outside of our control, will also cause our quarterly results to fluctuate, including:

•	an increase in loan consolidation in November and December, as a result of the expiration of the six-month grace period;

•	the effects of the July 1 reset in borrower interest rates. We give borrowers who complete loan applications during the second quarter the option to fund their loans prior to July 1, when the old rate is effective, or after July 1, when the new rate is effective. Accordingly, if any year’s borrower rate decreases over the prior year’s borrower rate, the origination of a significant portion of the loan applications completed in the second quarter will be shifted to the third quarter; conversely, if any year’s borrower rate increases from the prior year’s borrower rate, a higher percentage of completed applications will be originated in the second quarter.

•	seasonal patterns affecting private in-school loans, primarily an increase in private in-school loan originations in the third and fourth quarter as students obtain loans to pay tuition, and a decrease in private in-school loan activity in the second quarter;

•	seasonal patterns affecting marketing expenses, as we generally market most heavily in the second and third quarters of the year in an effort to inform recent college graduates of their consolidation options and offer private in-school loans to students paying tuition;

•	the impact of general economic conditions;

•	changes in interest rates; and

•	the introduction of new product offerings.

      We forecast the volume and timing of our loan originations for our operational and financial planning on the basis of many factors and subjective judgments. Therefore, failure to generate originations according to our expectations in a particular quarter could materially decrease our net income for that quarter and the next, at a minimum.

“Do not call” registries may limit our ability to market our products and services.

      Our direct marketing operations are subject to various federal and state “do not call” list requirements and may become subject to additional state “do not call” list requirements. The Federal Trade Commission has recently amended its rules to provide for a centralized national “do not call” registry. Under these new federal regulations, consumers may have their phone numbers added to the national “do not call” registry. Generally, we are prohibited from calling anyone on that registry unless we have an existing relationship with that person. We also are required to pay a fee to access the registry on a quarterly basis. Federal enforcement of the “do not call” provisions began in the fall of 2003, and the rule provides for fines of up to $11,000 per violation and other possible penalties. This rule may restrict our ability to market effectively our products and services to new customers. Furthermore, compliance with this new rule may prove difficult, and we may incur penalties for improperly conducting our marketing activities. In addition, failure to comply with the terms of this new rule could have a negative impact on our reputation.

      Nineteen states continue to maintain state “do not call” lists with varying penalties and fines for noncompliance. Compliance and coordination with these state lists and with federal lists may prove difficult and we may incur additional penalties for failure to comply with any of these lists, which could also have a negative impact on our business.

We derive a significant portion of our fee income under a small number of forward purchase agreements, and if we are not able to retain these agreements, or if our counterparties under these agreements reduce their willingness to acquire originated loans from us, our net revenue would be reduced and our results of operations would suffer.

      We enter into forward purchase agreements with financial institutions who agree to purchase and require that we sell to them, a portion of the FFELP consolidation loan applications we originate. We also enter into forward purchase agreements with financial institutions who agree to purchase all of the private consolidation applications we originate. Under these agreements, which are typically one- to three-year agreements, we generate loan applications that are then forwarded to partnering financial institutions over pre-determined periods of time and for agreed upon fees. Three of our forward purchase agreements accounted for approximately 72.5% of our fee income and 60.5% of our net revenue in fiscal 2003. Revenue under our largest forward purchase agreement in fiscal 2003, with Citibank (New York State), represented 43.4% of our fee income and 36.2% of our net revenue for that year. We may not be able to retain or renew our key forward purchase agreements or our counterparties may decrease the level of originated loans they are willing to acquire from us. If a large forward purchase contract were cancelled or not renewed and not replaced, our fee income would significantly decline, and the loss of or a significant reduction of purchases by, one or more of our significant forward purchase agreement counterparties could materially adversely affect our business, operating results and financial condition. We can provide no assurance that we will be able to renew these agreements or that suitable replacements can be found at acceptable rates or on acceptable terms.

Our inability to maintain relationships with our eligible lender or with lenders that originate our private loans could have material adverse effect on our ability to sustain or increase our business.

      When we originate FFELP loans on our own behalf or when we acquire FFELP loans from others, we engage U.S. Bank National Association as our “eligible lender,” as defined in the Higher Education Act, to act as our trustee to hold title to all such originated and acquired FFELP loans. This eligible lender trustee holds the legal title to our FFELP loans, and we hold 100% of the beneficial interests in those loans. If we are unable to renew our contract with U.S. Bank, or if the contract is terminated, we would have to find another institution to serve as our eligible lender. We can provide no assurance that we will be able to renew this contract or that a replacement eligible lender can be found at acceptable rates or on acceptable terms.

      Moreover, we have a relationship with a lender for whom we market and facilitate the origination of private in-school loans. The number of financial institutions willing to originate and finance these private in-school loans will be a significant factor in the growth of this market. As the market is less mature than that for federally guaranteed loans, there are, at present, fewer institutions originating and acquiring these loans. Accordingly, we can provide no assurance that we will be able to renew this contract or that suitable replacements could be found or that we will find additional lenders willing to finance the volume of private loans that we may seek to market or originate.

      Any failure to maintain or replace contractual relationships with these financial institutions or lenders could seriously impair our ability to originate loans and generate revenue from originated loans, and to sustain or increase our business.

If we are unable to increase our private education loan originations and expand our channels of distribution as we plan, our business may not grow.

      Our strategy includes increasing the amount of private loans we originate or whose origination we facilitate, as well as expanding our channels of distribution. We have much more limited experience in these products and channels than in our business of marketing and originating FFELP consolidation loans through our DTC channel. In connection with these strategies, we have invested and will continue to invest resources in market research and technology and have hired and trained and will continue to hire and train additional personnel, when necessary. If these strategies are not successful, our earnings may be adversely affected.

We may not be able to successfully make acquisitions or increase our profits from these acquisitions.

      We intend to pursue continued growth through acquisitions in the education finance industry. Such an acquisition strategy includes certain risks. For example:

•	we may be unable to identify acquisition candidates, negotiate definitive agreements on acceptable terms or, as necessary, secure additional financing;

•	we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities;

•	we may fail to achieve acquisition synergies;

•	our acquisition strategy, including the focus on the integration of operations of acquired entities, may divert management’s attention from the day-to-day operation of our businesses;

•	acquired loan or servicing portfolios may have unforeseen problems; or

•	key personnel at acquired companies may leave employment.

      In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations. Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

      We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes and our debt capacity, as well as our debt service requirements. We cannot assure you, however, that we would be able to obtain needed financing in the event acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of common stock to raise capital or as consideration, which would dilute your ownership.

Our inability to maintain our relationships with third parties for whom we service loans could reduce our net income.

      Our inability to maintain strong relationships with servicing customers could result in loss of loan servicing volume generated by some of our loan servicing customers. We cannot assure you that these relationships will continue. As of December 31, 2003, approximately 69.4% of the loans we serviced were owned by third parties. Of these, a majority are governed by agreements with terms of three years or less. To the extent that our third-party servicing clients reduce the volume of education loans that we service on their behalf, our income would be reduced, and, to the extent the related costs could not be reduced correspondingly, our net income could be reduced. We might lose third-party servicing volume for a variety of reasons, including if our third-party servicing clients begin or increase internal servicing activities, shift volume to another service provider, exit the FFEL Program completely or if we fail to comply with applicable laws and regulations. The loss of such loan servicing volume could result in an adverse effect on our business.

If loan applications for federally guaranteed loans that we sell are subsequently found to be ineligible for the federal guarantee, we may be required to purchase such loans and reimburse the DOE for certain fees.

      Pursuant to the terms of our forward purchase agreements, FFELP loans that we originate must comply with all applicable laws and regulations and must be eligible for federal guarantee. A portion of the loan applications that we originate and sell are generated by third-party marketing entities with whom we have marketing contracts. If any of the loan applications that we sell under our forward purchase agreements, whether marketed by us or by a third-party marketer, are deemed ineligible for federal guarantee by a guaranty agency, we may be obligated to purchase those loans. We would also be required to reimburse the DOE for fees associated with those loans. Prior to 2001, a portion of the loan applications we originated were generated by referrals from collection agencies, including approximately $3.9 million in principal amount of loans generated by referrals from the Valley Acceptance Corporation. Individuals associated with Valley Acceptance have been charged with improper processing of loans, including loan applications which we originated and sold to third parties. To date, a small number of claims relating to these loans have been returned to us by the applicable guarantee agency, and, accordingly, we may be required to purchase these loans and reimburse the DOE for the associated fees. If any loan applications which we originated are found to be ineligible for federal guarantee after they are funded, including loans referred by other third-party marketers, we may be required to purchase additional loans in the future and reimburse the DOE for the associated fees which could have an adverse effect on our results of operations.

We could experience cash flow problems if a guaranty agency defaults on its guarantee obligation.

      A deterioration in the financial status of guaranty agencies, which are private not-for-profit organizations or state agencies, or in their ability to honor guarantee claims on defaulted student loans could result in a failure of these guaranty agencies to make their guarantee payments in a timely manner, if at all. If the DOE has determined that a guaranty agency is unable to meet its guarantee obligations, we may submit claims directly to the DOE, and the DOE would be required to pay the full guarantee claim. In such event, payment of the guarantee claims may not be made in a timely manner, which could adversely affect our liquidity.

Fluctuations in interest rates may materially and adversely affect our net income.

      Because we expect to generate a significant portion of our earnings from the difference, or spread, between the yield we receive on our portfolio of loans and the cost of financing these loans, changes in interest rates could have a material effect on our results of operations. Substantially all the loans in our portfolio are FFELP consolidation loans which bear interest at a fixed rate, however, the yield we receive is the higher of the fixed rate or a variable rate determined under the FFEL Program. For consolidation loans in our portfolio, the FFELP-determined variable rate is 2.64% over the 91-day financial commercial paper rate. Substantially all interest costs on our debt obligations are determined based upon LIBOR, commercial paper or the result of auctions. Using the portfolio as of December 31, 2003 and assuming normal portfolio payment patterns for the following 12-month period, an increase in interest rates of 200 basis points would decrease our net interest income for that period by approximately $20.3 million and an increase in interest rates of 100 basis points would decrease our net interest income for that period by approximately $13.5 million, while a corresponding decrease in these interest rates of 100 basis points would increase our net interest income for that period by approximately $21.8 million. Changes in interest rates, the composition of our loan portfolio and derivative instruments will impact the effect of interest rates on our earnings, and we cannot predict any such impact with any level of certainty. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Risk.”

The effect of our borrower benefit programs may adversely affect our net interest income.

      Our borrower benefit programs, which reduce the interest rates borrowers pay on their loans, could significantly reduce our net interest income. We offer borrower benefits as incentives to attract new borrowers and to improve our borrowers’ payment behavior. One incentive program reduces a borrower’s interest rate by 0.25% per annum for so long as the borrower makes monthly payments through automatic deductions from his or her checking or savings account. Approximately 30% of our borrowers currently participate in this program. In addition, we offer borrowers an on-time incentive program that reduces their interest rates by 1.00% per annum after they have made their initial 36 payments on time and for so long as they continue to make subsequent payments on time. Although the on-time program has not been in place for sufficient time to have had any impact on our net interest income, our borrower benefits will in the future reduce the yield on our loan portfolio and reduce our net interest income.

Our derivative instruments may not be successful in managing our interest rate risk and failure of counterparties to perform under certain derivative instruments could harm our business.

      When we utilize derivative instruments, we utilize them to manage our interest rate sensitivity. Although we do not use derivative instruments for speculative purposes, our derivative instruments do not meet the criteria set forth in Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivatives Instruments and Hedging Activities, which allow offset of the changes in the fair value of the derivative instrument against the effects of the changes in the hedged item in the statement of income. Therefore, we only mark-to-market the derivative instruments with changes reflected in the income statement. The derivative instruments we use are typically in the form of interest rate swaps and interest rate caps, which have a duration of between twelve and twenty four months. Our interest rate hedging strategy is designed to address fluctuations in the short term, rather than the long term. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. In addition, a counterparty to a derivative instrument could default on its obligation, thereby exposing us to credit risk. Further, we may have to repay certain costs, such as transaction fees or brokerage costs, if a derivative instrument is terminated by us. As a result, we cannot assure you that our economic hedging activities will not have an adverse impact on our results of operations or financial condition.

If we fail to renew our warehouse facility and revolving line of credit, our liquidity and results of operations could be adversely affected.

      Our primary funding needs are those required to finance our loan portfolio and satisfy our cash requirements for acquisitions, operating expenses and technological development. We rely upon a conduit warehouse facility to support our funding needs on a short-term basis. The term of the facility is one year, and it is renewable at the option of the lender and may be terminated at any time for cause. Currently, the aggregate short-term availability under our warehouse facility is $500 million. There can be no assurance that we will be able to maintain such conduit facility, increase the availability under such facility or find alternative funding, if necessary. Our revolving line of credit may be terminated at any time upon the occurrence of an event of default. Unavailability of warehouse or revolving financing sources may subject us to the risk that we may be unable to meet our financial commitments to borrowers and creditors when due, unless we find alternative funding mechanisms. If the availability under our warehouse facility were to decrease or terminate, our ability to retain loans could be adversely affected, which could adversely affect our results of operation on a short- and/ or long-term basis.

If we are unable to access the asset-backed securitization market, which we rely on for substantially all our long-term funding of loan originations, our liquidity and results of operations could be adversely affected.

      We have begun to rely upon, and expect to rely increasingly upon, asset-backed securitizations as our most significant source of long-term funding for our loan portfolio. We have issued approximately $4.0 billion in asset-backed notes since 2001. Our access to the asset-backed securitization market is subject to conditions in the asset-backed securitization market over which we have no control. If the loans in our securitizations perform poorly, our ability to access the asset-backed securitization market may be impaired or the terms of future securitization may be more costly. If our access to the asset-backed securitization market were to decrease, we would have to find other methods to finance our loan originations on a long-term basis or be required to sell a larger portion of our originated loan applications either of which option, if available, may be less favorable than the asset-backed securitization market has been historically. In such event, our liquidity and results of operations could be adversely affected on a short- and/or long-term basis.

Our right to receive cash in excess of the principal balance of the loans funded from our securitizations is limited by their terms and performance.

      As part of our securitization transactions since 2002, we borrowed funds in excess of the principal balance of the loans included in the applicable securitization transactions. A portion of these additional funds was used to repay other indebtedness and to fund our operations. We are also entitled to receive excess spread from securitizations in the future, generally after the principal balance of the loans and restricted cash held in the securitizations equals the outstanding indebtedness. We currently expect to receive excess spread from our November 2001, February 2003 and November 2003 issuances in September 2006, October 2005 and April 2008, respectively. However, our rights to cash flows from securitized loans are subordinate to noteholder interests, and these loans may fail to generate any cash flows beyond what is due to pay noteholders. Moreover, the cash generated from these loans may be restricted by these securitization vehicles for certain periods. Accordingly, adverse developments in the performance of our current and future securitizations could adversely affect our liquidity and cash flows.

Higher rates of prepayments of student loans could reduce our profits.

      Pursuant to the Higher Education Act, borrowers may prepay loans made under the FFEL Program at any time. Prepayments may result from consolidating student loans, which has historically tended to occur more frequently in low interest rate environments, from borrower defaults, which will result in the receipt of a guarantee payment and from voluntary full or partial prepayments, among other things. The rate of voluntary prepayments of student loans may be influenced by a variety of economic, social and other factors affecting borrowers, including interest rates, the availability of alternative financing and legislative changes. Any legislation that permits borrowers to refinance existing consolidation loans at possibly lower interest rates could significantly increase the rate of prepayments on our student loans. Higher loan prepayments reduce the amount of cash generated in our securitizations, which, as described above, would adversely affect the amount of excess cash we receive from securitizations. In addition, loan prepayments generally result in a reduction in aggregate net interest income over the life of the loan.

If auctions for our auction-rate asset-backed notes are not successful, our cost of funding will increase and future securitizations may become more costly.

      The interest rates on certain of our asset-backed securities are set and periodically reset via a “dutch auction” utilizing remarketing agents for varying intervals ranging from seven to 91 days. Of our $3.9 billion of asset-backed notes outstanding at April 30, 2004, 54% bear interest at rates based on auction rates. If there are insufficient potential bid orders in the auctions to purchase all of the notes offered for sale or being repriced, we could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. A failed auction or remarketing could also reduce the investor base of our future securitizations and other financing and debt instruments.

Future losses due to defaults on loans held by us present credit risk which could adversely affect our earnings.

      As of March 31, 2004, 100% our loan portfolio was comprised of FFELP loans. These loans benefit from a federal guarantee of 98% of their principal balance and accrued interest. We bear full risk of losses experienced with respect to the 2% non-guaranteed portion of the loans.

      The performance of the FFELP loans in our portfolio is affected by the economy and other factors outside of our control, and a prolonged economic downturn may have an adverse effect on the credit performance of these loans. While we provide allowances estimated to cover losses that may be experienced in our loans that are federally guaranteed under the FFEL Program, there can be no assurance that such allowances will be sufficient to cover actual losses in the future, particularly since we do not have a long history of holding these loans. Increases in losses in excess of our allowance could adversely affect our results of operations in the future.

Access to alternative means of financing the costs of education may reduce demand for government guaranteed and private education loans.

      The demand for government guaranteed and private education loans could weaken if borrowers use other sources of funds to finance their post-secondary education. These sources include, among others:

•	home equity loans or lines of credit, under which families borrow money based on the value of their real estate;

•	Federal Direct Loan Program loans, if the DOE or schools increase the education loans available through the FDL Program;

•	pre-paid tuition plans, which allow students to pay tuition at today’s rates to cover tuition costs in the future;

•	529 plans, which are state-sponsored investment plans that allow a family to save funds for education expenses; and

•	education IRAs, now known as Coverdell Education Savings Accounts, under which a holder can make annual contributions for education savings.

      If demand for government guaranteed or private education loans weakens, we would experience reduced demand for our products and services.

Competition from other originators, lenders and servicers and competition created by the Federal Direct Loan Program may materially adversely impact our business.

      We face significant competition from SLM Corporation, the parent company of Sallie Mae. SLM Corporation originated $15.2 billion of education loans through its preferred channel in 2003, services nearly half of all outstanding FFELP loans and is the largest holder of education loans, with a managed portfolio of approximately $92 billion as of March 31, 2004. We also face intense competition from other education-related entities, such as Education Lending Group and College Loan Corporation. As we seek to further expand our business, we will face numerous other competitors, many of which will be well established in the markets we seek to penetrate. Some of our current and potential competitors are much larger than we are, have better name recognition than we do and have greater financial and other resources than we do. Several of these competitors have large market capitalizations or cash reserves and are better positioned to acquire companies or portfolios in order to gain market share than we are. Consequently, such competitors may have more flexibility to address the risks inherent in the education finance business. Finally, some of our competitors are tax-exempt organizations that do not pay federal or state income taxes. As a result of their tax-exempt status, these organizations may have access to a lower cost of funding their education loans than we do. These factors could give our competitors significant advantages.

      In 1992, Congress created the William D. Ford Federal Direct Loan Program, which we refer to as the FDL Program or the FDLP. Under the FDL Program, the DOE makes loans directly to student borrowers through the educational institutions they attend. FDL loans are available to students only if the institution they attend participates in the FDL Program. The volume of student loans made under the FFEL Program and available for us to originate may be reduced to the extent loans are made to students under the FDL Program.

Failures in our information technology system could materially disrupt our business.

      Our servicing and operating processes are highly dependent upon our information technology system infrastructure, and we face the risk of business disruption if failures in our information systems occur, which could have a material impact upon our business and operations. We depend heavily on our own computer-based data processing systems in servicing both our own loans and those of third-party servicing customers. Problems or errors may occur in the future in connection with the conversion of newly originated and acquired loans to our platform. If servicing errors do occur, they may result in a loss of the federal guarantee on the FFELP loans that we service or in a failure to collect amounts due on the student loans that we service. A major physical disaster or other calamity that causes significant damage to our information systems could adversely affect our business. Additionally, loss of our information systems for a sustained period of time could have a negative impact on our performance and ultimately on our cash flow in the event we were unable to process borrower payments.

If we fail to comply with governmental regulations relating to our private loan business, our business and results of operations could be adversely affected.

      We are expanding our private loan business and currently originate and facilitate the origination of private loans for third parties. The origination of private loans is subject to federal and state consumer protection laws and regulations, including state usury and disclosure laws and related regulations, and the Federal Truth in Lending Act. These laws and regulations impose substantial requirements upon lenders and their agents and servicers involved in consumer finance. Failure to comply with these governmental regulations could have an adverse effect on our business and results of operations.

If we become subject to the licensing laws of any jurisdiction or any additional government regulation, our compliance costs could increase significantly.

      In addition to being subject to certain state and federal consumer protection laws, which may change, we are currently licensed as telemarketers in two states. We could also become subject to other licensing laws due to changes in existing federal and state regulations. As a result, we could be required to (1) implement additional or different programs and information technology systems, (2) meet new licensing capital and reserve requirements or (3) incur additional administrative, compliance and third-party service costs. Furthermore, we could become subject to licensing laws in other states if we engage in licensable activities in the future. This includes the risk that even if we were not physically present, a state could assert jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction. Moreover, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business.

      Additionally, other organizations with which we work are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients. If we fail to comply with these regulations, we could be subject to civil or criminal penalties.

A failure to obtain trademark registrations and potential trademark infringement claims could cause us to incur additional costs and impede our marketing efforts.

      We believe that our success depends to a degree upon our ability to develop and maintain awareness of our corporate identifiers and brand names. We have applied for a U.S. service mark registration to protect our corporate name and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities, and we are aware that one of our applications has initially been rejected and is now under appeal. We may be subject to claims of alleged infringement of the trademarks or other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in litigation and divert the efforts of our personnel. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or to pay damages and to cease using certain names or identifiers. Any of the foregoing could cause us to incur additional costs and impede our marketing efforts.

Failure to comply with restrictions on inducements under the Higher Education Act could harm our business.

      The Higher Education Act generally prohibits a lender from providing inducements to educational institutions or individuals in order to secure applicants for FFELP loans. However, the DOE permits de minimis gifts in connection with advertising FFELP loans. If the DOE were to change its position on these matters, this could potentially result in the DOE imposing sanctions upon us if we fail to adapt our policies to comply with the new guidelines, and such failure could impact our business.

      We have also entered into various agreements to use marketing lists of prospective borrowers from sources such as associations. On occasion, we pay to acquire these lists and for completed loan applications resulting from these lists. We believe that such arrangements are permissible and do not violate restrictions on inducements, as they fit within a regulatory exception recognized by the DOE for generalized marketing and advertising activities. The DOE has provided subregulatory guidance that such arrangements do not raise any improper inducement issues, since such arrangements fall within the generalized marketing exception. If the DOE were to change its position, this could hurt our reputation and potentially result in the DOE imposing sanctions on us. These sanctions could negatively impact our business.

Risks Related to This Offering

Future sales of our common stock may depress our stock price.

      The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings. There will be 30,446,523 shares of our common stock and warrants to purchase 1,430,099 shares of common stock for nominal consideration outstanding immediately after this offering.

      All of the shares of our common stock sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933. Substantially all of the remaining shares of our outstanding common stock will be eligible for immediate sale in the public market pursuant to Rule 144 under the Securities Act of 1933 (other than shares of common stock held by our affiliates, who after completion of this offering will own approximately 51.8% of our outstanding common stock, and who will be subject to volume limitations), subject to 180-day lock-up agreements with the underwriters described below. See “Shares Eligible for Future Sale.”

      We and our executive officers and directors and our existing stockholders have entered into 180-day lock-up agreements. The lock-up agreements prohibit each of us from selling or otherwise disposing of shares of common stock except in limited circumstances. The lock-up agreements are only contractual agreements, and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, at their discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior notice or announcement and allow any of us to sell shares of our common stock. If the restrictions in the lock-up agreement are waived, shares of our common stock will be available earlier for sale into the public market, subject to applicable securities laws, which could reduce the market price for shares of our common stock. In addition, we cannot assure you that our directors or stockholders will maintain their ownership position of our common stock after the end of the lock-up period.

      Under the terms of a stockholders agreement between Lightyear, our other principal stockholders and the Company, holders of our common stock that are party to the agreement holding at least 50% of our common stock will have the ability to require us to register the resale of its shares. Lightyear will beneficially own approximately 15,346,079 shares, or 50.4%, of our common stock after this offering, assuming the underwriters do not exercise their over-allotment option. In addition, TCW, which will beneficially own approximately 2,151,191 shares of our common stock, or 6.9%, after this offering, will also have the ability to require us to register the resale of its shares. Lightyear and minority investors will have the ability to exercise certain “piggyback” registration rights in connection with other registered offerings. See “Certain Relationships and Related Transactions” and “Shares Eligible for Future Sale.”

      In addition, pursuant to our stock incentive plan, we have granted options to purchase approximately 450,481 shares of common stock. Of these granted options, as of May 31, 2004, options for 81,087 shares were vested and exercisable and, on or about July 6, 2004, in connection with the execution of new employment agreements with our management, options for 170,039 shares became vested and exercisable. Upon consummation of this offering, we expect to grant certain of our officers and employees approximately 314,575 shares of restricted and unrestricted stock and options to purchase 1,013,646 shares of common stock. We have reserved an additional 2,788,250 shares for future issuance under our stock incentive plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of stock options.

      In the future, we may issue our common stock in connection with acquisitions. The amount of such common stock issued could constitute a material portion of our then outstanding common stock. The issuance of additional shares of common stock could result in dilution to our stockholders and a decline in the market price of our common stock.

Lightyear controls us and may have conflicts of interest with us or you in the future and is party to agreements with us which provide additional benefits to them.

      Prior to this offering, Lightyear beneficially owned approximately 72.8% of our outstanding shares of common stock, and, after giving effect to this offering, Lightyear will beneficially own 50.4% of our common stock, or 48.2% if the underwriters exercise their over-allotment option in full. As a result, Lightyear will have the ability to control or strongly influence the outcome of the election of our directors, which may give Lightyear substantial influence over our decisions to enter into any corporate transaction. For example, Lightyear, through their control of our board of directors, could cause us to make acquisitions that increase the amount of our indebtedness or dilute our equity. Lightyear also will have the effective ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that any such transactions are in their own best interests. Additionally, Lightyear is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with our business. Lightyear may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Lightyear continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

      In addition, Lightyear, or shareholders owning in the aggregate 50% of our common stock, will have the right to demand registration of all or part of its common stock beginning 180 days after the consummation of this offering, so long as the shares to be offered pursuant to the request have an aggregate offering price of at least $5.0 million (based on the then current market price). We will be required to fulfill such obligations except in limited circumstances. We are obligated to pay certain expenses and indemnify Lightyear against certain liabilities, including liabilities under the Securities Act, in connection with any such registration.

      Pursuant to the terms of a management agreement with Lightyear, we have agreed to pay Lightyear an annual management fee of $1.25 million plus reasonable out-of-pocket expenses until May 17, 2012, as well as customary fees for advisory services rendered to us, which fees will be negotiated with independent members of our board of directors. Under the management agreement, we paid Lightyear $312,500 for the three months ended March 31, 2004, $1.25 million in 2003 and $625,000 in 2002. Our board of directors will have the ability to terminate the management agreement at any time and pay Lightyear an amount equal to the discounted present value of future fees payable under the agreement. See “Certain Relationships and Related Transactions.”

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

      There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the Nasdaq National Market or otherwise or how liquid that market might become. The initial public offering price for the shares has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. After this offering, our stock price may vary significantly from the initial offering price in response to the risk factors described in this section as well as other factors which are beyond our control.

Provisions in our certificate of incorporation and bylaws and Delaware corporate law may discourage a takeover attempt.

      Provisions contained in our certificate of incorporation and bylaws, as they will be in effect immediately prior to the consummation of this offering, and the corporate law of Delaware, the state in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our certificate of incorporation and bylaws will impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions.

      These anti-takeover provisions, which may delay or deter a change of control of the company, include the following:

•	the board of directors will be authorized to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders;

•	the board of directors will be classified into three classes;

•	stockholders will be able to remove a director only for cause and only upon the affirmative vote of at least 80% of the then outstanding shares entitled to vote in the election of directors, voting together as a single class;

•	vacancies on the board of directors will be able to be filled only by the affirmative vote of a majority of the remaining directors;

•	stockholder action by written consent will be prohibited and special meetings of stockholders will be able to be called only by the chairman of our board of directors or our president or secretary acting at the direction of our board of directors; and

•	advance notice will be required for stockholder proposals and director nominations.

      These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

The book value of shares of common stock purchased in the offering will be immediately diluted.

      Our net tangible book value as of March 31, 2004 was negative $133.8 million, or negative $6.35 per share of common stock. Accordingly, investors who purchase common stock in the offering will suffer immediate dilution of $15.93 per share in the pro forma net tangible book value per share. We also have outstanding stock options and warrants representing approximately 6.2% of the outstanding common stock with exercise prices that are below the initial public offering price of the common stock. To the extent that these options or warrants are exercised, there will also be dilution.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, future loan originations, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved.

      There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.”

      All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events unless we have an obligation to do so under the federal securities laws.

USE OF PROCEEDS

      The net proceeds from the sale of 9,375,000 shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $136.1 million. We will use approximately $94.0 million of the net proceeds from this offering to pay the liquidation preference of all shares of the preferred stock issued by our subsidiary and $42.1 million of the net proceeds to repay a portion of the amounts outstanding under our revolving line of credit. We intend to use our revolving line of credit to make potential acquisitions and for general corporate purposes. Lightyear, minority investors and J. Barry Morrow, our Chief Executive Officer, and three of our executive vice presidents, Kevin A. Landgraver, W. Clark McGhee and Charles L. Terribile, all of whom hold preferred stock of our subsidiary, will receive a portion of the net proceeds of the offering used to pay the liquidation preference of the preferred stock.

      As of June 30, 2004, we had $54.5 million outstanding under our revolving line of credit, $34.0 million of which was used to complete the acquisition of Youth Media & Marketing Networks in April 2004 and the rest of which was used for working capital purposes. Our revolving line of credit has an interest rate of LIBOR plus 3.50% per annum. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., one of the lead managers of this offering, and Bank of America, N.A., an affiliate of Banc of America Securities LLC, one of the co-managers of this offering, are lenders under our revolving line of credit.

DIVIDEND POLICY

      We have not paid and we do not currently intend to pay any cash dividends on our common stock and, instead, intend to retain earnings, if any, for future operation and expansion. We are not permitted to pay dividends on our common stock under the terms of our revolving line of credit. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis.

•	on a pro forma basis, assuming the following were completed on March 31, 2004:

•	our issuance of $1.1 billion of asset-backed notes in April 2004 and the use of $885.5 million in proceeds from such issuance to reduce amounts outstanding under our warehouse facility; and

•	$34.0 million in borrowing under our amended revolving line of credit in April 2004 incurred in connection with the acquisition of Youth Media & Marketing Networks.

•	on a pro forma as adjusted basis, assuming the following were completed as of March 31, 2004:

•	the 1.430099-for-one split of our common stock declared on June 21, 2004 and to be completed immediately prior to the consummation of this offering;

•	the sale of 9,375,000 shares of our common stock in this offering;

•	the application of the estimated net proceeds from this offering (i) to pay the liquidation preference of all shares of the preferred stock issued by our subsidiary ($91.3 million at March 31, 2004) and (ii) the balance of the net proceeds after payment of the liquidation preference to repay a portion of the amounts outstanding under our revolving line of credit; and

•	the required repayment of notes receivable upon the consummation of the offering.

      You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the consolidated financial statements of our predecessor company included elsewhere in this prospectus.

	As of
	March 31, 2004

		(unaudited)	Pro forma
	Actual	Pro forma	as adjusted

	(dollars in thousands)
Debt and capital lease obligations:
Asset-backed notes and lines of credit	$3,574,180	$3,802,080	$3,802,080
Other debt obligations, net(1)	36,832	70,832	26,024
Capital lease obligations	1,829	1,829	1,829

Total debt and capital lease obligations	3,612,841	3,874,741	3,829,933
Preferred stock of consolidated subsidiary(1)	91,252	91,252	—
Stockholders’ equity:
Common stock	21	21	30
Deferred compensation	(102)	(102)	(102)
Notes receivable	(328)	(328)	—
Additional paid-in capital	20,555	20,555	156,606
Retained earnings	6,421	6,421	6,421

Total stockholders’ equity	26,567	26,567	162,955

Total capitalization	$3,730,660	$3,992,560	$3,992,888

(1)	Pro forma as adjusted column gives effect to the application of the estimated net proceeds from this offering (i) to pay the liquidation preference of the shares of preferred stock issued by our subsidiary as of March 31, 2004 and (ii) to apply the balance of the net proceeds after payment of the liquidation preference to repay amounts outstanding under our revolving line of credit. The actual amount required to pay the liquidation preference will be affected by the amount of dividends accrued from March 31, 2004 to the date of the offering. Dividends accrue at a rate of 10% per annum. At July 20, 2004, the aggregate liquidation preference of the preferred stock will be approximately $94.0 million. As a result, the portion of the net proceeds used to reduce amounts outstanding under our revolving line of credit will be reduced by $2.7 million.

     The preceding table excludes the following shares:

•	450,481 shares of common stock subject to stock options outstanding as of May 31, 2004, options for 81,087 of which were exercisable as of May 31, 2004, and options for 170,039 of which became exercisable on or about July 6, 2004, in connection with the execution of new employment agreements with our management, in each case, at a weighted average exercise price equal to $0.91;

•	1,013,646 shares of common stock subject to stock options with an exercise price equal to the initial public offering price and approximately 314,575 shares of restricted and unrestricted stock, which are expected to be issued to officers and employees of the Company upon consummation of the offering;

•	warrants to purchase an aggregate of 1,430,099 shares of common stock at an exercise price of $0.007 per share; and

•	an additional 2,788,250 shares of common stock available for future grant or issuance under our stock incentive plans.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of March 31, 2004 was negative $133.8 million, or negative $6.35 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth (total tangible assets less total liabilities and subsidiary preferred stock) by the aggregate number of shares of common stock outstanding.

      Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. After giving effect to the sale of shares of common stock in this offering and after deducting underwriting discounts and estimated offering expenses and the application of the net proceeds therefrom as described under “Use of Proceeds,” our pro forma net tangible book value as of March 31, 2004 would have been $2.3 million, or $0.07 per share of common stock. This represents an immediate increase in net tangible book value of $6.42 per share to existing stockholders and an immediate dilution in net tangible book value of $15.93 per share to new investors.

      The following table illustrates this per share dilution:

		Per share

Initial public offering price per share		$16.00
Net tangible book value per share before this offering	$(6.35)
Increase per share attributable to this offering	6.42

Pro forma net tangible book value per share after this offering		0.07

Dilution per share to new investors		$15.93

      The following table summarizes, on a pro forma basis as of March 31, 2004, the total number of shares of common stock purchased from us, the total consideration, including non-cash consideration, paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay:

	Shares purchased		Total consideration
					Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders	21,071,523	69.2%	$19,024,604	11.3%	$0.90
New investors	9,375,000	30.8	150,000,000	88.7	16.00

Total	30,446,523	100.0%	$169,024,604	100.0%

      The tables and calculations above assume no exercise of outstanding options or warrants. To the extent that these options or warrants are exercised, there will also be dilution to new investors. See “Management— Director and Executive Compensation— Executive Compensation” and “Description of Capital Stock.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and our predecessor’s financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of March 31, 2004, March 31, 2003 and December 31, 2003, for the three months ended March 31, 2004 and March 31, 2003, for the year ended December 31, 2003 and for the period May 17 through December 31, 2002 from our financial statements included elsewhere in this prospectus. We derived the financial data for the period January 1 through May 16, 2002 and for the year ended December 31, 2001 from our predecessor’s financial statements included elsewhere in this prospectus and we derived the financial data as of December 31, 2001, 2000 and 1999, for the years ended December 31, 2000 and 1999 from our predecessor’s financial statements not included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

	(dollars in thousands, except per share data)

	The Company				Predecessor

					Period
	Three months ended			Period May 17	January 1
	March 31,		Year ended	through	through	Year ended December 31,
			December 31,	December 31,	May 16,
	2004	2003	2003	2002	2002	2001	2000	1999

	(unaudited)	(unaudited)
Income statement data:
Net revenue:
Interest income	$26,864	$10,184	$61,846	$18,804	$7,454	$1,623	$143	$—
Interest expense	13,078	8,775	39,871	21,309	4,692	2,553	163	32

Net interest income (expense)	13,786	1,409	21,975	(2,505)	2,762	(930)	(20)	(32)
Provision for loan losses	927	346	2,357	1,270	752	—	—	—

Net interest income (expense) after provision for loan losses(1)	12,859	1,063	19,618	(3,775)	2,010	(930)	(20)	(32)
Fee income(1)	21,773	31,378	98,558	84,396	36,427	131,567	66,919	4,435

Net revenue(1)	34,632	32,441	118,176	80,621	38,437	130,637	66,899	4,403
Expenses:
Salaries and related benefits	13,981	12,397	54,640	30,601	16,819	40,863	18,499	1,167
Other selling, general and administrative expenses:
Marketing and mailing costs	6,425	3,953	25,006	11,164	2,613	12,365	11,408	1,941
Communications and data processing	1,708	1,608	7,515	5,156	1,712	2,375	1,185	78
Management and consulting fees	938	563	3,313	1,250	2,800	6,720	3,260	200
Professional fees	1,055	1,496	6,315	1,608	603	710	359	164
Depreciation and amortization	1,250	555	4,328	1,244	754	1,094	459	49
Other general and administrative	2,409	1,470	8,326	3,261	2,176	4,698	2,379	523

Total other selling, general, and administrative expenses	13,785	9,645	54,803	23,683	10,658	27,962	19,050	2,955
Swap interest	1,582	457	3,439	—	—	—	—	—
Derivative mark-to-market	(226)	2,953	1,862	—	—	—	—	—
Debt extinguishment	—	—	4,824	—	—	—	—	—

Total expenses	29,122	25,452	119,568	54,284	27,477	68,825	37,549	4,122

Income (loss) before income tax provision (benefit) and accretion of dividends on preferred stock	5,510	6,989	(1,392)	26,337	10,960	61,812	29,350	281
Income tax provision (benefit)(2)	2,204	(986)	(196)	10,726	—	—	—	—

Income (loss) before accretion of dividends	3,306	7,975	(1,196)	15,611	10,960	61,812	29,350	281
Accretion of dividends on preferred stock	2,116	1,171	6,255	2,929	—	—	—	—

Net income (loss)	$1,190	$6,804	$(7,451)	$12,682	$10,960	$61,812	$29,350	$281

Earnings (loss) per common share, basic	$0.06	$0.57	$(0.48)	$1.07

Earnings (loss) per common share, diluted	$0.05	$0.47	$(0.48)	$0.88

Weighted average common shares outstanding, basic	21,071,523	11,869,822	15,420,842	11,869,822

Weighted average common shares outstanding, diluted	22,912,108	14,454,962	15,420,842	14,398,732

	(dollars in thousands)

					Predecessor

	The Company

	At March 31,		At December 31,		At December 31,

	2004	2004	2003	2002	2001	2000	1999

	Pro forma as	Actual
	adjusted(3)	(unaudited)
	(unaudited)
Balance sheet data (at period end):
Cash and cash equivalents	$14,883	$14,855	$14,436	$32,535	$7,182	$6,227	$297
Restricted cash	307,271	79,371	105,355	41,608	371,163	—	—
Student loans, net	3,449,045	3,449,045	2,856,428	973,055	150,935	—	—
Goodwill	195,345	160,705	160,705	152,552	3,004	—	—
Total assets	4,029,911	3,765,483	3,192,282	1,221,502	542,436	14,259	1,704
Asset-backed notes and lines of credit	3,802,080	3,574,180	3,000,866	1,027,200	527,200	—	—
Other debt obligations, net	26,024	36,832	40,531	108,604	1,514	1,515	210
Total liabilities	3,866,956	3,647,664	3,077,955	1,147,080	533,427	3,148	1,409
Preferred stock of consolidated subsidiary	—	91,252	89,136	50,262	—	—	—
Stockholders’/Members’ equity	162,955	26,567	25,191	24,160	9,009	11,111	295

(1)	Prior to 2002, our predecessor sold substantially all of our originated applications to third parties and received fees for the sale of these loan applications at the time of sale. Since 2002, we have retained an increasing portion of the FFELP loans we originate. We and our predecessor retained approximately 50% and 21% of the FFELP loans originated for the years ended December 31, 2003 and 2002, respectively.

(2)	Our predecessor operated as a limited liability company that was treated as a partnership for income tax purposes. As a result, our predecessor had no provision for income taxes.

(3)	Pro forma as adjusted amounts give effect to our issuance of $1.1 billion in asset-backed notes in April 2004 and the use of $885.5 million in proceeds therefrom to repay amounts outstanding under our warehouse facility, the acquisition of Youth Media & Marketing Networks in April 2004, the required repayment of notes receivable at the consummation of the offering and to our issuance and sale of 9,375,000 shares of common stock in this offering and the application of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and “Capitalization.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our results of operations and financial condition for the three months ended March 31, 2004 and 2003 and the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with Selected Consolidated Financial Data and our predecessor’s consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections and elsewhere in this prospectus.

Overview

      We are a vertically integrated education finance company that markets, originates, finances and services education loans. We originated or facilitated the origination of $4.2 billion in education loans in 2003 and we believe we are one of the more significant originators of federal and private education loans in the United States. Of our total loan originations in 2003, $4.0 billion were federally guaranteed consolidation student loans made through the FFEL Program. Beginning in May 2003, we increased our focus on private education loans and, in 2003, we originated or facilitated the origination of $199.6 million of these loans. As of March 31, 2004, we also serviced approximately $9.6 billion in student loans made to over 386,000 customers.

      We commenced operations in 1998 through our predecessor company, Collegiate Funding Services, LLC. On May 17, 2002, certain investors led by Lightyear along with members of the management of Collegiate Funding Services, LLC through the Company acquired all of the outstanding member interests in Collegiate Funding Services, LLC for aggregate consideration of $162.6 million, consisting of $147.6 million in cash and $15.0 million in principal amount of subordinated debt. Funds for the acquisition were obtained from the issuance by us and our subsidiary of common stock and preferred stock, along with warrants to purchase common stock, convertible debt and debt securities. As a result of the acquisition, all of our assets and liabilities were recorded at their estimated fair value. The excess of the purchase price over the fair value of net assets acquired was recorded as an increase of $7.0 million to student loans, $0.9 million to debt discount and $151.6 million to goodwill. For purposes of analyzing the results of operations for the year ended December 31, 2002, we have added the applicable amount for the periods prior to, and after, the date of the acquisition by Lightyear.

      In 2002, we adopted a strategy of retaining a larger portion of the federally guaranteed loans we originate, which has resulted in our holding a portfolio of loans that has grown from $973.1 million at December 31, 2002 to $3.4 billion at March 31, 2004. Prior to 2002, we sold substantially all of our completed loan applications to third parties and received fees for those applications at the time of sale.

      We believe that retaining FFELP loans in our portfolio benefits the Company because it generally provides greater long-term value to the Company than selling these loans, although our net income in current periods has been lower than it would have been had we sold a larger percentage of the FFELP loans we originate. Among the benefits of retaining loans is our ability to take advantage of these loans’ limited credit risk, their duration and other characteristics which allow us to realize a greater revenue stream over the life of the loan. Selling the remainder of our originated loan applications permits us to maintain a diversified source of funding for loan processing and origination and build our relationships with financial institutions that purchase our loans. We evaluate our originations on a loan-by-loan basis and seek to retain loans that have characteristics, such as balances, rates and terms that provide us the greatest value. We have sold and will continue to sell a portion of the FFELP loan applications we originate in order to capitalize upon market opportunities, provide sources of funding for loan processing and origination expenses and generate additional operating cash flow. We do not currently fund or retain any private loans.

      The following table sets forth for the first three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 our loan applications sold and retained and the loans in our portfolio.

Loan Originations and Portfolio

	Three months ended March 31,				Year ended December 31,

	2004		2003		2003		2002		2001

	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

	(dollars in millions)
FFELP consolidation, PLUS, Stafford loans:
Sold(1)	$380.4	38.7%	$800.3	82.1%	$1,988.9	50.1%	$3,042.1	78.7%	$3,411.3	95.8%
Retained	601.6	61.3	174.4	17.9	1,977.9	49.9	824.3	21.3	150.2	4.2

Total FFELP loans originated(2)	982.0	100.0%	974.7	100.0%	3,966.8	100.0%	3,866.4	100.0%	3,561.5	100.0%

Private loans:
Sold(3)(4)	46.0	100.0%	33.5	100.0%	209.4	100.0%	111.7	100.0%	43.1	100.0%
Retained	—	—	—	—	—	—	—	—	—	—

Total private loans originated	46.0	100.0%	33.5	100.0%	209.4	100.0%	111.7	100.0%	43.1	100.0%

Total loans originated	$1,028.0		$1,008.2		$4,176.2		$3,978.1		$3,604.6

Portfolio of loans (all FFELP):(5)
Monthly average for period	$3,123.2		$1,009.1		$1,621.6		$485.8		$11.5

Period end	$3,420.6		$1,114.0		$2,834.1		$962.5		$150.0

(1)	Reflects the principal balance of loans with respect to which we sold the originated applications.

(2)	For the three months ended March 31, 2004, the three months ended March 31, 2003, and the years ended December 31, 2003, 2002 and 2001 includes $980.9 million, $972.7 million, $4.0 billion, $3.9 billion and $3.6 billion, respectively , of FFELP consolidation loans.

(3)	Reflects the principal balance of loans with respect to which we facilitated the origination by third party lenders.

(4)	Includes Health Education Assistance consolidation loans which equaled $0.5 million and $4.8 million for the three months ended March 31, 2004 and 2003, respectively and $9.7 million, $20.6 million and $8.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(5)	Substantially all the loans in our portfolio are FFELP consolidation loans. Currently, our portfolio does not contain any private loans. Amounts reflect principal balance of loans without adjustments for deferred loan costs which, as of March 31, 2004 and 2003, totaled $33.4 million and $13.2 million, respectively and as of December 31, 2003, 2002 and 2001, totaled $26.4 million, $12.5 million and $1.0 million, respectively. Amounts also do not reflect the allowance for loan losses of $5.0 million and $2.2 million as of March 31, 2004 and 2003, respectively and $4.1 million, $1.9 million and $0 as of December 31, 2003, 2002 and 2001, respectively.

     In April 2003 we acquired SunTech and began generating revenue from servicing activities. Prior to this acquisition, SunTech serviced many of the loans we originated and we paid SunTech a fee for loans in our portfolio serviced by them. We currently service substantially all the loans in our portfolio, as well as loans held by third-party lenders. We seek to obtain the servicing rights for a majority of the loan originations we sell, which accounts for a significant portion of our third-party servicing volume.

      In April 2004, we acquired Youth Media & Marketing Networks, or Y2M, for approximately $35.5 million. Substantially all of the purchase price for Y2M is expected to be allocated to goodwill and other intangible assets. Y2M provides affinity marketing of products and services, with a focus on education finance products targeted at college students and recent college graduates. Y2M uses direct mail, the Internet and print media in its marketing efforts, which it complements by publishing online college newspapers. From the launch of its education finance marketing efforts in May 2003 to December 2003, Y2M facilitated the origination of $210 million of FFELP consolidation loans. Y2M generates revenue from the loans originated through affinity marketing agreements and advertising fees from its online college newspaper publishing operations. Y2M will supplement our affinity marketing strategy through which we market and originate loans through relationships with certain alumni associations and industry groups with whom we co-brand our loan products.

      We finance the loans in our portfolio through asset-backed securitizations and a secured warehouse facility and we record the obligations related to these facilities as debt on our consolidated balance sheet. To date, we have completed five securitizations that have provided $4.0 billion of funding. We also have several forward purchase agreements, under which financial institutions have agreed to purchase, or require that we sell to them, a portion of the loans we market and originate.

      We currently operate in two reportable segments as follows:

      Loan origination. Includes marketing, origination and financing of loans.

      Loan servicing. Includes servicing for our portfolio of loans and third-party loans.

      Prior to our acquisition of SunTech in April 2003, we operated in a single segment, loan origination, and all loans in our portfolio were serviced by third-party servicers, one of which was SunTech. For additional information relating to our segments, see note 20 of the notes to our consolidated financial statements.

      We generate revenue primarily from three sources, which are described in greater detail below. In our loan origination segment, we generate revenue from fees we receive from the sale of originated loan applications and for marketing loans for third parties, which we refer to collectively as fees on loan sales. We also generate net interest income on our loan portfolio and cash balances in our loan origination segment. In our loan servicing segment, we primarily generate revenue from fees we receive for disbursement on loan applications and for servicing loans.

      Our revenue in any period is directly affected by the amount of loans we originate and service, as well as the percentage of those originated loan applications that we decide to retain. In 2003 we retained approximately 50% of the FFELP loans we originated. We currently plan to retain in our portfolio approximately 50% of the FFELP loans we originate this year. We will periodically review our allocation of FFELP loan originations between loans we retain and loan applications we sell, and, accordingly, our allocation may change from period to period. Our reasons for altering our loan retention target may include the characteristics of the loans we originate, the interest rate environment, the status of our arrangements with financial institutions which acquire loan applications from us and the volume of consolidation loan applications originated during the period. Moreover, because we set this targeted allocation on an annual, rather than quarterly, basis, our quarterly allocations may fluctuate, sometimes significantly.

      Our fee income in any period will be directly affected by the volume of originated loan applications we are able to complete and that we elect to sell to third parties and the pricing we receive on those sales. We expect that the percentage of our net revenue earned from fees on loan sales to decrease as we continue to retain in our portfolio a significant percentage of the loans we originate. Specifically, despite growth in loan origination volume, our fees on loan sales decreased to $89.5 million in 2003 from $120.8 million in 2002, in large part because of our decision to sell fewer of the loan applications we originated. We expect the amount of our fees on loan sales from private education loans to increase as a result of an increase in the number of private education loans that we originate or facilitate for origination.

      Our net interest income in any period will be affected by the size of our retained loan portfolio and by the extent to which the interest income we earn on our loan portfolio and cash balances exceeds our interest expense on the debt we incur to finance our portfolio of loans and operating expenses. Because our retained loan portfolio grew to $3.4 billion at March 31, 2004 from $973.1 million at December 31, 2002, we expect our net interest income to increase in 2004. In general, increases in interest rates will decrease our interest income, while decreases in interest rates will increase our interest income. More specifically, should interest rates rise, as expected in the near term, we will no longer receive the additional yield on our loans which we refer to as fixed rate floor income. Fixed rate floor income is the additional net interest income we earn as a result of a decline in short-term interest rates from the rates used to fix the borrower’s rate on a consolidation loan. As a result of the decline in short-term interest rates over the last three years, we have earned fixed rate floor income during the past three years. See “—Net Interest Income,” “—Net Portfolio Margin Analysis,” “—Interest Rate Risk” and Appendix A.

      We believe that a significant driver of the growth in consolidation loan originations during the past three years has been the increased awareness of consolidation loans on the part of many borrowers who have been out of school for more than one year, as well as on the part of more recent graduates. This recent increase in awareness is a result of extensive marketing efforts by us and other lenders in this market coupled with the effects of the recent low interest rate environment that has heightened interest in these products among both borrowers and lenders. As an increasing percentage of borrowers who have been out of school for more than one year have consolidated their loans in the past several years, we believe that the pool of borrowers seeking to consolidate their loans will decrease. In addition, as a result of two recent regulatory interpretations, the overall consolidation loan market may decrease because we currently cannot consolidate some FDLP loans that we were previously consolidating under the FFELP consolidation loan program. We believe our reallocation of marketing resources to other types of borrowers may mitigate the effects of any decrease in the consolidation loan market. We also believe that consolidation of loans by recent graduates with increased debt loads may mitigate the decline in total consolidation loan originations in the market. Our consolidation loan origination volume, accordingly, will decrease unless we increase our share of the consolidation loan origination market. We believe that our recent addition of the Youth Media & Marketing Networks should contribute to our ability to increase our market share. We also expect that as the demand grows in financing to bridge the gap between the cost of higher education and government-backed financial aid, the amount of private loans we market or originate in the future will increase through expanded use of our direct-to-consumer marketing platform.

      The most significant component of our operating expenses in our loan origination segment are salaries and benefits and marketing expenses. Substantially all of our marketing expenses and a majority of our salaries and benefits in this segment are incurred in anticipation of generating loan originations. Although such expenses are variable, if our marketing campaigns are not successful, we may require one to two quarters to adjust our expenses and our results of operations will be reduced due to these expenditures. In our servicing segment, we estimate that approximately 80% of our expenses are fixed expenses relating to items such as management and supervisory personnel, occupancy and equipment, and the remainder are variable expenses that depend on the volume of loans serviced and primarily relate to salary and benefits for servicing personnel. We believe that we are able to increase the amount of loans we service by up to approximately 30% without significantly increasing our fixed expenses.

      We increased our marketing expenses from $10.4 million for the first six months of 2003 to $14.6 million for the final six months of 2003, and our marketing expenses for the first six months of 2004 are expected to be between $16 million and $18 million. We expect that our marketing expense in the third and fourth quarters of 2004 will be consistent with the level in the second quarter of 2004, in part as a result of our marketing of new products, our acquisition of Y2M and seasonal fluctuations in marketing activities. Our expenses, primarily our salaries and related benefits and other general and administrative expenses, increased in 2003 as a result of our acquisition of SunTech in April 2003. We expect that our expenses also will increase as a result of becoming a public company, including in the quarter in which this offering is consummated as a result of bonuses to be paid in connection with this offering. At the time of the offering we expect to grant options and restricted stock to management which we estimate will have an aggregate value of $8.9 million, which will be amortized over four years.

      Our results of operations and our financial condition may also be affected by changes in applicable laws and regulations relating to the FFEL program as well as other factors outside of our control. See “Risk Factors.”

Quarterly Fluctuations

      Our quarterly results of operations have varied significantly in the past and are expected to continue to vary significantly in the future. Our quarterly results of operations in any period will be particularly affected by the amount and timing of our loan sales. Because we target a percentage of our loan originations to be retained on an annual, rather than quarterly basis, our quarterly results of operations will fluctuate. A number of additional factors, some of which are outside of our control, will cause our quarterly results to fluctuate, including:

•	an increase in loan consolidation in November and December, as a result of the expiration of the six-month grace period;

•	the effects of the July 1 reset in borrower interest rates. We give borrowers who complete loan applications during the second quarter the option to fund their loans prior to July 1, when the old rate is effective, or after July 1, when the new rate is effective. Accordingly, if any year’s borrower rate decreases over the prior year’s borrower rate the origination of a significant portion of the loan applications completed in the second quarter will be shifted to the third quarter; conversely, if any year’s borrower rate increases from the prior year’s borrower rate, a higher percentage of completed applications will be originated in the second quarter. We estimate that we originated approximately $704 million of loans in the second quarter of 2004, compared to $1.0 billion of loans in the first quarter of 2004.

•	seasonal patterns affecting private in-school loans, primarily an increase in private in-school loan originations in the third and fourth quarter as students obtain loans to pay tuition, and a decrease in private in-school loan activity in the second quarter;

•	seasonal patterns affecting marketing expenses, as we generally market most heavily in the second and third quarters of the year in an effort to inform recent college graduates of their consolidation options and offer private in-school loans to students paying tuition;

•	the impact of general economic conditions;

•	changes in interest rates; and

•	the introduction of new product offerings.

Components of Net Revenue

      We have two primary categories of revenue: net interest income and fee income, which since April 2003 has included servicing fee income.

Net Interest Income

      Our net interest income is the excess of interest income we earn on our loan portfolio and cash balances over our interest expense on the debt we incur to finance our portfolio of loans and for general operating purposes. We define net portfolio margin as being equal to the weighted average yield on our loans and restricted cash less the interest expense on the debt we incur to finance our retained loans. The current and future interest rate environment can and will affect our net interest income and net portfolio margin. The effects of changing interest rate environments are further outlined in “— Interest Rate Risk” and “— Net Portfolio Margin Analysis” below.

      Interest income. Substantially all the loans in our portfolio are FFELP consolidation loans which bear interest at a fixed rate. In addition, in certain interest rate environments we may earn amounts on FFELP loans in excess of the fixed rate of interest due from the borrower. Specifically, the Department of Education will pay us the amount by which a federally determined floating rate exceeds the fixed borrower rate. This amount is a Special Allowance Payment, or SAP, and is based on a formula with respect to FFELP loans held in our portfolio. SAPs, with respect to our FFELP consolidation loans, are generally paid whenever the average of the 91-day financial commercial paper rate in a calendar quarter plus a spread of 2.64% exceeds the rate of interest which the borrower is obligated to pay. With respect to the Stafford loans in repayment status and PLUS loans in our portfolio, SAPs are generally paid whenever the average of the 91-day financial commercial paper rate in a calendar quarter plus a spread of 2.34% or 2.64%, respectively exceeds the borrower rate. Should interest rates rise as expected, we would receive SAPs on loans in our portfolio. See Appendix A.

      Our interest income is presented net of amortized origination fees. We pay a one-time loan fee of 0.50% to the DOE on origination of consolidation, Stafford and PLUS loans, which is amortized over the expected life of the loan. This origination fee is required by the DOE to be paid by all lenders upon the origination of FFELP loans. Our interest income is also reduced by a rebate fee, which is required by the DOE to be paid to the DOE by all holders of FFELP consolidation loans on a monthly basis at a rate equal to 1.05% per annum on the FFELP consolidation loans we hold. Our interest income will also be reduced by incentives we offer to borrowers that are designed to attract new borrowers and improve their payment behavior. One incentive program reduces a borrower’s interest rate by 0.25% per annum for so long as the borrower makes monthly payments through automatic deductions from his or her checking or savings account. Approximately 30% of our borrowers currently participate in this program. In addition, we offer borrowers an on-time incentive program that reduces their interest rates by 1.00% per annum for so long as they make their first 36 payments on time and continue to make subsequent payments on time. Because we have implemented this program only recently, it has not resulted to date in any significant reduction in interest income. However, we expect the on-time incentive program to reduce the interest income we earn on our loan portfolio commencing in 2005, particularly with respect to loans of borrowers participating in the automatic deduction programs.

      We also earn interest income from unrestricted cash as well as restricted cash held in our special purpose entities for our asset-backed securitizations.

      Interest expense. We have three categories of interest expense: interest on our warehouse facility, interest on our asset-backed securitizations and interest on our other debt obligations.

      Interest on our warehouse facility is based on the amount outstanding under the facility plus a fee on unused capacity under the facility. The amount outstanding under the warehouse facility is affected by the amount of loans we originate in such period and the timing of securitizations. Deferred financing costs associated with the warehouse facility are amortized using a method that approximates the effective interest method and are recorded as interest expense.

      Interest on our asset-backed securitizations is based on the principal amount of notes outstanding under the facilities as well as the method of determining the interest rate for each securitization tranche. All of our asset-backed securitizations accrue interest at a variable rate. The rate varies based upon when the notes were issued, the fixed spread above an index, the index used and, in certain cases, auction results. The notes issued are either indexed off of three-month LIBOR or at a rate determined at auction. Interest rates on the auction rate notes are generally reset every 28 days. The relative proportion of our asset-back securitizations that accrue interest based on auction rates and on fixed spreads above an index will affect our cost of funds. Broker-dealer and auction agent fees are incurred monthly at a rate per annum of 0.26% in connection with the periodic auction for the auction rate notes and are reflected in interest expense. Deferred financing costs associated with issuing the asset-backed notes are amortized using the effective interest method and are recorded as interest expense.

      Interest expense on other obligations relates to interest expense on items not associated with financing our loan portfolio.

      Net portfolio margin and net interest income. In certain interest rate environments, part of our net portfolio margin includes fixed rate floor income. Fixed rate floor income is the additional net portfolio margin we receive as a result of a decline in short-term interest rates from the rates used to fix the borrower’s rate on a consolidation loan. Fixed rate floor income represents the amount by which interest income, determined at the borrower’s fixed rate, exceeds the amount determined using the DOE computed variable rate. As a result of the decline in short-term interest rates over the last three years, we have earned fixed rate floor income during the past three years. Fixed rate floor income is reduced, and can be eliminated, in a rising interest rate environment. See “—Net Portfolio Margin Analysis,” “Interest Rate Risk” and Appendix A.

      Provision for loan losses. We record periodic provisions for loan losses to maintain an allowance for loan losses which management believes is sufficient to cover probable losses in the portfolio. The allowance is an estimate based on the level of guarantee on our loans, the historical experience of losses and the delinquency rates on our portfolio. Moreover, since our portfolio is relatively new, we also review industry loss data in assessing probabilities of loan default.

      Through March 31, 2004, our loan loss allowance was based upon a severity rate of 2.00%. In May 2004, we were notified by the DOE that we had been awarded Exceptional Performance status as a servicer and thus our loss claims on loans we service at SunTech will be paid to 100% of the unpaid principal and interest for the twelve month period June 1, 2004 to May 31, 2005. As a result, we expect the allowance and provision to decline in the quarter ending June 30, 2004.

      The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. The provision for loan losses reflects activity for the applicable period and provides an allowance at a level that our management believes is adequate to cover probable losses inherent in the loan portfolio.

      A loan is placed on non-accrual status at the point at which its guarantee claim is more than 60 days past due or it is concluded that collection of the claim is in doubt. Through March 31, 2004, no loans had been placed on non-accrual status.

Fee Income

      Fees on loan sales. In our loan origination segment, we receive fees for selling FFELP consolidation and private consolidation loan applications to third parties and for marketing private in-school loans for third parties. We receive a fixed fee for each completed FFELP application we sell to third parties. Generally, the amount of the fee is set forth in forward purchase agreements with third parties which are negotiated for between one- and three-year terms and apply to an aggregate number of loan applications sold during each year of the agreement. We also receive fee income from third parties to whom we sell completed private consolidation loan applications and for whom we market private in-school loans. We are paid when a private lender funds a loan that we referred to that lender or its originating partner. Generally, the fee is calculated based on a percentage of the funded amount of the loan. This rate is set forth in agreements with the third parties which have a term of one year, with respect to private consolidation loans, and three years, with respect to private loans, and applies to an aggregate amount of loans funded each year. We recognize revenue from the loan sales when the loans are funded.

      Fees for servicing. Since acquiring SunTech in April 2003, we have received fee income for performing loan servicing activities for third parties pursuant to servicing agreements. Servicing fees under these agreements are calculated based on the number of accounts serviced for each client and specific activities such as disbursement or filing claims with guarantee agencies. The fees are billed monthly. The terms of the agreements vary from one year to the life of the applicable loan portfolio. The intracompany servicing fees paid to our servicer for servicing our own portfolio are eliminated in our consolidated financial statements. Servicing rights recorded on our balance sheet total $1.0 million at March 31, 2004 and relate to the remaining unamortized balance recorded in connection with our acquisition of SunTech. Because we were not the owner of any loans that we currently service for third parties, nor have we paid for the right to service any other loan, we do not have any other servicing rights recorded on our balance sheet.

Expenses

      The majority of our operating expenses consist of salaries and related benefits and marketing expenses. Salaries and related benefits include expenses related to granting incentive stock options to our employees, which we expense in accordance with SFAS No. 123. Marketing expenses include the cost of direct mail campaigns, postage, list development, collateral printing, internet marketing, affinity partner fees and school channel expenditures. The amount of marketing expenses and a portion of the amount of salaries and benefits is directly affected by the scope of our marketing campaigns and the amount of loans we originate or facilitate for origination by other lenders. In addition, our expenses include communications and data processing expenses, professional fees, management and consulting fees, depreciation and amortization and other general and administrative expenses. For a description of certain management and consulting agreements, see “Certain Relationships and Related Transactions.”

      Debt extinguishment expenses. The costs associated with obtaining financing are generally capitalized and recorded as deferred financing costs, which are amortized over the life of the related financing. If we repay the associated financing prior to its anticipated repayment schedule, we are required to write off the remaining deferred financing costs, which is recorded as debt extinguishment expenses.

      Derivatives. In connection with financing our portfolio, we enter into interest rate swap and cap agreements from time to time. Generally, these agreements have maturities of no more than 24 months. We record expenses relating to payments we make under the swaps and caps and mark-to-market gains and losses based on changes in their fair values from period to period. These expenses and gains and losses are not reflected as part of net interest income. See “—Critical Accounting Policies—Accounting for Derivatives” and note 8 to our consolidated financial statements.

Critical Accounting Policies

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

      On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most “critical”— that is, they are most important to the portrayal of our financial condition and results of operations and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These accounting policies include accounting for derivatives, determining the level of the allowance for loan losses and accounting for business combinations and goodwill.

     Accounting for derivatives

      We account for derivative and certain financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded at fair value on the balance sheet as either an asset or liability.

      SFAS No. 133 requires that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria as specified by SFAS No. 133 are met. We believe that our derivatives are effective economic hedges through their respective maturity dates. Other than the derivatives having shorter maturities than our floating-rate debt, the derivatives’ variable indices are the same as the debt and the notional amounts are less than the balance of the outstanding debt. We do not hedge the exposure related to all amounts of floating-rate debt outstanding. For three asset-backed securitizations that have bonds that require variable interest payments based on LIBOR, we entered into interest rate swaps with fixed-rate payments and, in turn, receive payments based on a floating rate (equal to one-month LIBOR) from an investment grade-rated counterparty. These swaps minimize the adverse impact of increased interest expense that may result from a rise in short-term interest rates during the initial months of the related securitization transaction. For an increase in LIBOR, the swaps provide a direct offset to increasing interest expense for an amount of debt equivalent to the swaps’ then-outstanding notional amounts. See “—Interest Rate Risk” for additional quantitative information related to the derivatives.

      Our derivative instruments, the swaps and one interest rate cap, do not meet the criteria to qualify for hedge accounting pursuant to SFAS No. 133, and therefore the Company records changes in their value as derivative mark-to-market expense on the statement of income. The impact of the cash payments and accruals are reported as swap interest expense on the statement of income. The fair value of the derivatives is included with other accrued liabilities on the balance sheet.

     Allowance for loan losses

      The allowance for loan losses represents management’s estimate of probable losses on loans as of the reporting date. This evaluation process is conducted periodically and is subject to numerous estimates and judgments. The two primary estimates required in developing the appropriate level of the allowance are the probability of default and the loss severity of such defaults. In assessing the probability of defaults, we consider the performance of our portfolio, including delinquency and charge-off trends. We also review the published DOE statistics and the performance characteristics of other lenders. In determining the allowance level we estimate the percentage of our portfolio that we believe would default. The primary factor impacting our severity rate is the existence of the 98% guarantee of principal and interest on our loans. Generally, our loans carry a 98% guarantee of principal and accrued interest. However, under the DOE Exceptional Performance designation, guarantees cover 100% of loans’ principal and accrued interest. The program allows for the 100% guarantee on claims for a one-year period. As a result, the severity rate, or estimated loss severity, estimates used in our allowance computations range from 0.00% to 2.00%. Through March 31, 2004 the allowance had been based upon a severity rate of 2.00%. Our estimates of default probabilities are subject to more variability than our severity estimates, as the probability estimates are based on historical information and trends that may not hold true into the future. We update our default probabilities annually, or when trends in the portfolio or industry statistics indicate interim revisions are required. As we expect our student loan portfolio to continue to grow, even if our estimates do not change, we expect our allowance for loan losses to increase over time. Such increases will result from periodic loan loss provisions recorded through the income statement.

      A loan is charged off at the end of the month in which a final determination has been received from the guaranty agency, either in the form of a claim check or an uncurable rejected claim request.

     Business combinations and goodwill

      Our predecessor was acquired in a business combination by CFS. We acquired SunTech in April 2003. We follow the guidance in SFAS No. 141 in accounting for business combinations. The standard requires that the purchase consideration be recorded at fair value and that the purchase price be allocated to assets and liabilities at their fair values with any unallocated purchase price attributed to goodwill. Judgments and estimates are required in these fair value determinations and the fair value determinations can affect our results of operations. For example, in the acquisition of our predecessor, a discount on the note issued to the sellers as part of the purchase consideration was recorded to recognize the liability at its fair value. Such discount is being amortized over the life of the note as an adjustment to interest expense. Similarly, in our acquisition of SunTech, we recorded fair value adjustments for certain assets acquired including servicing rights that are amortized as expense in future periods. In April 2004, we acquired Youth Media & Marketing Networks for approximately $35.5 million. We may make additional acquisitions in the future. The effect of the estimates of fair value in any future acquisition will be dependent upon the nature of the specific assets acquired and liabilities assumed.

      In both the acquisition of our predecessor and the acquisition of SunTech, a significant portion of the purchase price was allocated to goodwill. We had $160.7 million of goodwill at March 31, 2004 and December 31, 2003. We follow the guidance in SFAS No. 142 in accounting for goodwill. The standard requires that we perform annual impairment tests of our goodwill. The goodwill impairment test is a two-step process. The first step is to make an estimate of the fair value of each reporting unit and to compare the valuation to the carrying value of the reporting unit including the goodwill. We have used third parties to assist us in deriving estimates for the fair values used in our assessments. The result of our first step has been that the estimated fair values exceed the carrying amounts of the related reporting units indicating that no impairment exists. As a result, we have not been required to perform the second step of the impairment test to determine the amount of any impairment. We will continue to perform the impairment assessment each year. The calculation of fair value in accordance with SFAS No. 142 requires judgments and estimates, including projections of future income and cash flows, the identification of appropriate market multiples and the choice of an appropriate discount rate. Our estimates of anticipated future income and cash flows could be reduced in the future due to changes in circumstances. As a result, the carrying amount of our goodwill could be reduced through impairment charges in the future. Changes in other estimates could also affect the determination of fair value and could impact the carrying amount of our goodwill.

Recent Accounting Pronouncements

Consolidation of variable interest entities

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, which are referred to as variable interest entities. Variable interest entities are required to be consolidated by their primary beneficiaries. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN No. 46 also requires new disclosures about variable interest entities. On October 31, 2003, the FASB issued an exposure draft of a proposed interpretation modifying Interpretation No. 46. The proposed clarifications and modifications would apply to periods ending after December 31, 2003. We adopted FIN No. 46 on January 1, 2004. FIN No. 46 had no effect on our financial position or results of operations.

Accounting for certain financial instruments with characteristics of both liabilities and equity

      In May 2003, the FASB issued SFAS No 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have adopted the standard effective July 1, 2003. The adoption of SFAS No. 150 had no effect on our financial position or results of operations.

Results of Operations

      For purposes of analyzing the results of operations, for the year ended December 31, 2002, we have combined the applicable amounts for the periods prior to, and after, the date of acquisition by Lightyear.

Three months ended March 31, 2004 compared to three months ended March 31, 2003

      Net revenue. Net revenue was $34.6 million for the first three months of 2004, an increase of 6.8% from net revenue of $32.4 million for the first three months of 2003. The increase in net revenue was primarily the result of an increase in net interest income and servicing fee income, offset by a decrease in fees on loan sales. Net revenue in 2004 included loan servicing fees of $3.2 million, due to the acquisition of SunTech in April 2003.

     Net interest income (expense)

      Interest income. Interest income increased by $16.7 million to $26.9 million for the first three months of 2004 compared to $10.2 million for the first three months of 2003. This increase was the result of an increase in the average balance of loans in our portfolio, which grew to $3.1 billion for the first three months of 2004 from $1.0 billion for the comparable period of 2003, as we continued to retain a greater portion of the federally guaranteed loans we originated. The amount of loan originations retained increased to $601.6 million in the 2004 period compared to $174.4 million in the 2003 period. The impact of our increased portfolio was partially offset by changes in interest rates and in the characteristics of our loan assets. The average yield on our loan portfolio decreased to 4.54% for the first three months of 2004 from 4.94% for the comparable period of 2003 due to the inclusion in the 2004 period of consolidation loans originated with a fixed rate in the lower interest rate environment during most of 2003. We received SAPs totaling $1.1 million and $0.1 million for the first three months of 2004 and for the first three months of 2003, respectively. We received fixed rate floor income of $6.5 million and $2.7 million for the first three months of 2004 and for the first three months of 2003, respectively. The increase in fixed rate floor income was primarily the result of the increase in the average balance of loans in our portfolio and decreases in applicable interest rates. Amortization of the fair market value adjustment of the loan portfolio from the Lightyear acquisition was $0.2 million for the first three months of 2004 and for the first three months of 2003, respectively. Interest income on restricted cash decreased $0.6 million to $0.2 million for the first three months of 2004 compared to $0.8 million for the first three months of 2003 due primarily to a decrease in the amount of restricted cash. The decline in restricted cash was the result of funds from asset-backed securitizations being more quickly invested in loans or used to pay down securitization debt. Other interest income increased $0.1 million to $0.2 million for the first three months of 2004 compared to $0.1 million for the first three months of 2003.

      Interest expense. Interest expense increased by $4.3 million, or 48.9%, to $13.1 million for the first three months of 2004 from $8.8 million for the comparable period of 2003. Our average debt balance under our warehouse and asset-backed securitizations increased by $1.9 billion to $3.3 billion for the first three months of 2004 from $1.4 billion for the first three months of 2003. Interest expense on this debt increased $7.0 million to $12.4 million in the 2004 period compared to $5.4 million in 2003 period. Our average cost of funds was 1.54% for both the first three months of 2004 and the first three months of 2003. Interest expense on other debt obligations decreased to $0.6 million in the first three months of 2004 compared to $3.3 million in the first three months of 2003, primarily as a result of having higher average outstanding other debt obligations for the 2003 period and a change in the composition of other debt obligations. In October 2003, we entered into a revolving line of credit and borrowed $40.0 million which was used in combination with the issuance of common and preferred stock to repay the senior notes that had been issued to finance our acquisition by Lightyear. The new revolving line of credit was at a substantially lower interest rate than the senior notes.

      Provision for loan losses. The provision for loan losses for loans in our portfolio increased $0.6 million to $0.9 million for the first three months of 2004 compared to $0.3 million for the first three months of 2003. The increase resulted from the increased loan balance, partially offset by a reduction in the estimated amount of loans expected to default.

      Net portfolio margin and net interest income (expense) after provision for loan losses. Net portfolio margin increased to 1.77% for the first three months of 2004 from 1.33% for the first three months of 2003 primarily due to an increase in our average student loan balance relative to restricted cash, partially offset by a decrease in the average yield on our student loans. A reconciliation of net portfolio margin to the most comparable numbers prepared in accordance with generally accepted accounting principles, or GAAP, is provided below under “—Net Portfolio Margin Analysis.” As a result of the foregoing, net interest income after provision for loan losses increased by $11.8 million to $12.9 million for the first three months of 2004 compared to $1.1 million for the first three months of 2003.

     Fee income.

      Fees on loan sales. Fees on loan sales decreased to $18.6 million for the first three months of 2004 from $31.4 million for the first three months of 2003, primarily reflecting the lower percentage of loans originated which were sold to third parties. The amount of loans originated that were sold to, or marketed for, third parties declined to $426.4 million in the first three months of 2004 from $833.8 million for the comparable period of 2003. Included in our fees on loan sales were fees for marketing private-in-school loans, which increased to $1.5 million for the 2004 period from $0.2 million in 2003. This increase primarily reflected the launch in May 2003 of our program for private loan products targeted at in-school students.

      Fees for servicing. We generated $3.2 million in loan servicing fees on a consolidated basis for the first three months of 2004, compared to none in the first three months of 2003, due to the April 2003 acquisition of SunTech. On a separate segment basis, we recorded loan servicing income for the first three months of 2004 of $4.6 million, including $1.4 million from the servicing of loans in our portfolio. As of March 31, 2004 SunTech serviced $9.6 billion of loans, an increase of 7.2% from the amount of loans serviced at December 31, 2003.

      Expenses. Total expenses increased $3.6 million, or 14.1%, to $29.1 million for the first three months of 2004 compared to $25.5 million for the first three months of 2003, primarily as a result of increased marketing expenses and the acquisition of SunTech. See note 20 to our consolidated financial statement for expenses on a segment basis.

      Salaries and benefits increased $1.6 million, or 12.9%, to $14.0 million for the first three months of 2004 compared to $12.4 million for the first three months of 2003, including salaries and benefits in our loan servicing segment which increased by $2.3 million, as a result of the SunTech acquisition. Salaries and benefits decreased in our loan origination segment by $0.7 million as a result of a reduction in headcount partially offset by increased health care costs.

      Marketing expenses increased $2.4 million, or 60.0%, to $6.4 million for the first three months of 2004 compared to $4.0 million for the first three months of 2003 due to an increase in marketing activities across all our product lines, including an increased focus on marketing private loans. In addition, as a result of the introduction of the national “do not call” list in September 2003, we significantly increased our direct mail efforts. Fees paid to affinity partners decreased $0.03 million, or 42.9%, to $0.04 million for the first three months of 2004 compared to $0.07 million for the first three months of 2003.

      Communications and data processing expense increased $0.1 million, or 6.3%, for the first three months of 2004 compared to the first three months of 2003 primarily due to the acquisition of SunTech, offset in part by a reduction in rates for these services. Management and consulting fees increased to $0.9 million for the 2004 period from $0.6 million for the 2003 period as a result of new consulting agreements relating to the SunTech acquisition. Professional fees decreased $0.4 million, or 26.7%, to $1.1 million for the first three months of 2004 compared to $1.5 million for the first three months of 2003 as a result of a reduction in advisory fees. Other general and administrative expenses increased $0.9 million, or 63.9%, for the first three months of 2004 compared to the same period of 2003 as a result of franchise taxes, corporate insurance and expenses related to moving functions between offices. Depreciation and amortization increased $0.7 million to $1.3 million in the 2004 period compared to $0.6 million in 2003 period, primarily as a result of the acquisition of additional computer equipment, other property and software in 2003 and 2004, including amortization of servicing rights related to the SunTech acquisition.

      Derivatives. In connection with the financing of our portfolio we entered into interest rate swaps and a cap that resulted in aggregate swap interest of $1.6 million for the first three months of 2004 and $0.5 million for the first three months of 2003 and a derivative mark-to-market income of $0.2 million for the 2004 period and expense of $3.0 million for the comparable 2003 period.

      Income tax provision. Income tax provision increased by $3.2 million to a $2.2 million provision for the first three months of 2004 compared to a $1.0 million benefit for the first three months of 2003 due to the increase in our effective tax rate. The 2004 effective tax rate was higher than the 2003 rate due to a higher level of nondeductible expenses in 2003 as a percentage of pretax income.

      Net income. Net income decreased to $1.2 million for the first three months of 2004 from $6.8 million for the first three months of 2003, primarily as result of the increase in marketing expenses, increased accretion of dividends on preferred stock and a higher effective tax rate. This was partially offset by the addition of income from our acquisition of SunTech and the other factors described above.

Year ended December 31, 2003 compared to year ended December 31, 2002

      Net revenue. Net revenue was $118.2 million in 2003, a decrease of 0.8% from net revenue of $119.1 million in 2002. The decrease in net revenue was primarily the result of a decrease in fees on loan sales offset by an increase in net interest income, in each case, as a result of our decision to retain more loans in our portfolio. Net revenue in 2003 also included loan servicing fees of $9.1 million, due to the acquisition of SunTech.

     Net interest income (expense).

      Interest income. Interest income increased by $35.5 million to $61.8 million in 2003 compared to $26.3 million in 2002. This increase was the result of an increase in the average balance of loans in our portfolio, which grew to $1.6 billion in 2003 from $489.3 million in 2002, as we continued to retain a greater portion of the federally guaranteed consolidation loans we originated. The amount of loan originations retained increased to $2.0 billion in 2003 from $824.3 million in 2002. The impact of our increased portfolio was partially offset by changes in interest rates and in the pricing characteristics of our loan assets. The average yield on our loan portfolio decreased to 4.77% in 2003 from 5.79% in 2002 due to the addition of consolidation loans originated with a fixed rate in the lower interest rate environment during 2003. We received SAPs totaling $0.9 million in 2003 and $0.1 million in 2002. We received fixed rate floor income of $16.6 million in 2003 and $7.1 million in 2002, primarily as a result of the increase in the average balance of loans in our portfolio and decreases in applicable interest rates. Amortization of the fair market value adjustment of the loan portfolio from the Lightyear acquisition increased $0.4 million, or 80%, to $0.9 million in 2003 compared to $0.5 million in 2002, due to the timing of the acquisition. Interest income on restricted cash decreased $1.2 million, or 29.3%, to $2.9 million in 2003 compared to $4.1 million in 2002 due to a decrease in the amount of restricted cash and lower interest rates. The decline in restricted cash was the result of funds from asset-backed securitizations being more quickly invested in loans or used to repay securitization debt. Other interest income increased $0.5 million to $0.7 million in 2003 compared to $0.2 million in 2002.

      Interest expense. Interest expense increased by $13.9 million, or 53.5%, to $39.9 million in 2003 from $26.0 million in 2002. Our average debt balance under our warehouse and asset-backed securitizations increased by $1.2 billion to $2.0 billion in 2003 from $758.0 million in 2002. Interest expense on this debt increased $13.1 million, or 78.9%, to $29.7 million in 2003 compared to $16.6 million in 2002. The reduction in short-term interest rates, together with a reduction in the portion of asset-backed securitizations funded with auction rate notes, decreased our average cost of funds to 1.53% in 2003 from 2.22% in 2002. Interest expense on other indebtedness increased to $10.2 million in 2003 compared to $9.4 million in 2002, primarily as a result of having higher average outstanding other debt obligations for the full year because our senior notes issued in the acquisition by Lightyear were outstanding for a longer period in 2003 as compared to 2002. In October 2003, we entered into a revolving line of credit and drew $40.0 million, which in combination with proceeds from the issuance of common and preferred stock, was used to repay our senior notes. As a result, our outstanding other debt obligations and capital lease obligations were reduced from $108.6 million to $42.4 million in October 2003. The new revolving line of credit was at a substantially lower interest rate than the senior notes.

      Provision for loan losses. The provision for loan losses for loans in our portfolio increased $0.4 million, or 20.0%, to $2.4 million in 2003 compared to $2.0 million in 2002. The increase resulted from the increased loan balance, partially offset by a reduction in the estimated amount of loans expected to default. After giving effect to the provision for loan losses and the activity in the allowance for loan losses in 2003, our allowance for loan losses as a percentage of outstanding loans at year end decreased to 0.14% in 2003 from 0.20% in 2002. In reducing this provision for 2003, we considered the additional data on the performance of our loan portfolio during 2003, the trends in default rates reported by the U.S. Department of Education and the performance of other comparable portfolios, all of which indicated a decline in default rates. This affected our probability analysis with respect to the 2% of principal and interest in our loan portfolio that is not guaranteed. Because of the existence of the 98% guarantee of principal and interest on our loans, our provision was not affected by a change in severity.

      Net portfolio margin and net interest income (expense) after provision for loan losses. Net portfolio margin increased to 1.62% in 2003 from 1.27% in 2002 primarily due to lower rates of interest on indebtedness used to finance our portfolio, offset by a decrease in the average yield on our student loans. A reconciliation of net portfolio margin to the most comparable information which has been prepared in accordance with GAAP is provided below. See “— Net Portfolio Margin Analysis.” Net interest income after provision for loan losses increased by $21.4 million to $19.6 million in 2003 compared to net interest expense after provision for loan losses of $1.8 million in 2002, due to lower rates of interest on indebtedness used to finance our portfolio.

Fee income.

      Fees on loan sales. Fees on loan sales decreased to $89.5 million in 2003 from $120.8 million in 2002, primarily reflecting the lower percentage of loans originated which were sold to third parties. The amount of loans originated that were sold to, or marketed for, third parties declined to $2.2 billion in 2003 from $3.2 billion in 2002. Included in our fees on loan sales were fees for marketing private in-school loans, which increased to $5.3 million in 2003 from no such fees in 2002. This increase primarily reflected the launch in May 2003 of our program for private loan products targeted at in-school students.

      Fees for servicing. We generated $9.1 million in loan servicing fees on a consolidated basis for the period from April through December 31, 2003 compared to none in 2002, the year prior to our acquisition of SunTech. On a separate segment basis, we recorded loan servicing fees for 2003 of $11.8 million, including $2.7 million from the servicing of loans in our portfolio. As of December 31, 2003 SunTech serviced $8.9 billion of loans, an increase of 22.0% from the amount of loans serviced at the close of the transaction earlier in the year. Substantially all the increase relates to loans in the Company’s portfolio.

      Expenses. Total expenses increased $37.8 million, or 46.2%, to $119.6 million in 2003 compared to $81.8 million in 2002, primarily as a result of increased marketing expenses and the acquisition of SunTech. See note 20 to our consolidated financial statement for expenses on a segment basis.

      Salaries and benefits increased $7.2 million, or 15.2%, to $54.6 million in 2003 compared to $47.4 million in 2002, including salaries and benefits in our loan servicing segment which increased by $6.3 million, as a result of the SunTech acquisition. Salaries and benefits increased in our loan origination segment by $0.9 million as a result of the expansion of our sales force and increased health care costs, although we also had a reduction in other headcount in 2003. Our salary and benefits attributable to our stock incentive plan were negligible in 2003 and 2002.

      Marketing expenses increased $11.2 million, or 81.2%, to $25.0 million in 2003 compared to $13.8 million in 2002 due to an increase in marketing activities across all our product lines, including an increased focus on marketing private loans. In addition, in anticipation of the effects that the national “do not call” list introduced in September 2003 would have on certain of our marketing activities, we increased our marketing efforts in the second half of 2003. Fees paid to affinity partners decreased $0.12 million or 35.3% to $0.22 million for 2003 compared to $0.34 million in 2002.

      Communications and data processing expense increased $0.6 million, or 9.4%, in 2003 compared to 2002 primarily due to the acquisition of SunTech, offset in part by a reduction in rates for these services. Management and consulting fees decreased to $3.3 million in 2003 from $4.1 million in 2002 primarily as a result of the expiration of certain consulting agreements relating to the Lightyear acquisition offset by new consulting agreements relating to the SunTech acquisition. Professional fees increased $4.1 million to $6.3 million in 2003 compared to $2.2 million in 2002 as a result of the engagement of consultants for projects and pursuing acquisition opportunities. Other general and administrative expenses increased $2.9 million, or 53.7%, in 2003 compared to 2002 as a result of increased travel, franchise taxes and corporate insurance. Depreciation and amortization increased $2.3 million to $4.3 million in 2003 compared to $2.0 million in 2002, primarily as a result of the acquisition of additional computer equipment, other property and software in 2003, including $0.5 million of amortization of servicing rights related to the SunTech acquisition.

      In connection with the repayment of our senior notes in 2003, we incurred non-cash debt extinguishment expenses of $4.8 million. We did not incur any debt extinguishment expenses in 2002.

      Derivatives. In 2003, in connection with the financing of our portfolio we entered into interest rate swaps and an interest rate cap that resulted in swap interest expense of $3.4 million and a derivative mark-to-market expense of $1.9 million. We had no derivatives in 2002.

      Income tax provision (benefit). Income tax provision decreased by $10.9 million to a benefit of $0.2 million in 2003 compared to a provision of $10.7 million for the nearly seven months we operated as a taxable corporation in 2002 due to the decrease in income before taxes in 2003. Our effective tax rate was negative 14.1% for 2003 compared to 40.8% for the nearly seven months we operated as a taxable corporation in 2002. Included in our net loss for 2003 were non-deductible expenses, which caused our 2003 effective tax rate to be at a rate below the statutory rate. Because we operated as a limited liability company prior to May 2002, we had no income tax provision for the period prior to May 17, 2002.

      Net income (loss). Net income (loss) decreased to a net loss of $7.5 million for 2003 from net income of $23.6 million for 2002. Our net loss was primarily a result of our increase in marketing expenses incurred to grow the volume of our loan originations and a decision to retain more loans in our portfolio. We retained 50% of the $4.0 billion of FFELP loans we originated in 2003 as compared to 21% in 2002. Other factors contributing to our net loss in 2003 were swap interest expense and mark-to-market adjustments on our derivatives, noncash debt extinguishment expenses in connection with the repayment of our senior notes, the accretion of dividends on our preferred stock and the change in tax status. These factors were partially offset by the addition of income from our acquisition of SunTech and the other factors described above.

     Year ended December 31, 2002 compared to year ended December 31, 2001

      Net revenue. Net revenue was $119.1 million in 2002, a decrease of 8.8% from net revenue of $130.6 million in 2001. The decrease in net revenue was primarily the result of a decrease in fees on loan sales offset by an increase in net interest income, in each case, as a result of our decision to retain more loans in our portfolio.

Net interest income (expense).

      Interest income. Interest income increased to $26.3 million in 2002 compared to $1.6 million in 2001. This increase was the result of our decision to retain in our portfolio a percentage of the loans we originate. During 2002, we increased the average balance of loans in our portfolio to $489.3 million from $11.6 million in 2001 by retaining $824.3 million of loan originations in 2002. This increase was partially offset by changes in the interest rates and in the pricing characteristics of our loan assets. The average yield on our loan portfolio was 5.79% in 2002 compared to 7.24% in 2001 due to the addition of consolidation loans originated with a fixed rate in the lower interest rate environment during 2002. We received fixed rate floor income of $7.1 million in 2002 and $0.2 million in 2001, primarily as a result of the increase in the average balance of loans in our portfolio and decreases in applicable interest rates. Amortization of the fair market value adjustment of the loan portfolio from the Lightyear acquisition was $0.5 million in 2002 compared to $0 in 2001, due to the timing of the acquisition. Interest income on restricted cash increased to $4.1 million in 2002 compared to $0.7 million in 2001, due to an increase in restricted cash as a result of our asset-backed financings. Other interest income was $0.2 million in both 2002 and 2001.

      Interest expense. Interest expense increased to $26.0 million in 2002, compared to $2.6 million in 2001. Our asset-backed securitizations increased $500.0 million to $1,027.2 million at December 31, 2002 from $527.2 million at December 31, 2001. Interest expense on this debt incurred to finance our portfolio of loans increased $14.1 million to $16.6 million in 2002 compared to $2.5 million in 2001. The reduction in short-term interest rates decreased our average cost of funds to 2.22% in 2002 from 3.05% in 2001. Interest expense on other debt obligations increased $9.3 million to $9.4 million in 2002 compared to $0.1 million in 2001, as a result of the debt we incurred in connection with the acquisition of CFS.

      Provision for loan losses. The provision for loan losses for loans in our portfolio increased to $2.0 million for 2002 from no provision in 2001. Our allowance for loan losses as a percentage of outstanding loans at year end was 0.20% in 2002. We did not provide for losses in 2001 as we had just begun to retain loans for our portfolio beginning in the latter part of the fourth quarter of 2001. The provision recorded for the year ended December 31, 2002 resulted from the continued retention of loans in our portfolio as well as an estimate of probable losses inherent in the portfolio. The provision recorded was the amount necessary to maintain a reserve at the level required to cover probable losses in the portfolio at December 31, 2002.

      Net interest income (expense) after provision for loan losses. As a result of the foregoing, net interest expense after provision for loan losses increased by $0.9 million to $1.8 million in 2002 compared to $0.9 million in 2001.

Fee income.

      Fees on loan sales. Fees on loan sales decreased to $120.8 million in 2002 from $131.6 million in 2001, primarily reflecting the lower percentage of loans originated which were sold to third parties. The amount of loans originated that were sold or marketed for third parties declined to $3.2 billion in 2002 from $3.5 billion in 2001.

      Fees for servicing. We generated no loan servicing fees in 2002 or 2001.

      Expenses. Total expenses increased $13.0 million, or 18.9%, to $81.8 million in 2002 compared to $68.8 million in 2001, primarily as a result of an increase in salaries and benefits as well as communications and data processing.

      Salaries and benefits increased $6.5 million, or 15.9%, to $47.4 million in 2002 compared to $40.9 million in 2001. The increase in salaries and benefits is due to an expansion of our sales force and increased health care costs.

      Marketing expenses increased $1.4 million, or 11.3%, to $13.8 million in 2002 compared to $12.4 million in 2001 due to an increase in consolidation loan marketing activities. Fees paid to affinity partners decreased $0.14 million or 29.2% to $0.34 million in 2002 compared to $0.48 million in 2001.

      Communications and data processing expenses increased $4.5 million to $6.9 million in 2002 compared to $2.4 million in 2001 due to the expansion of our telemarketing efforts. Management and consulting fees decreased to $4.1 million in 2002 from $6.7 million in 2001 primarily as a result of decreased management fees paid to our previous owners. Professional fees increased $1.5 million in 2002 compared to 2001 as a result of additional legal and accounting fees primarily associated with additional entities created in conjunction with our asset-backed securitizations. Other general and administrative expenses increased $0.7 million, or 14.9%, to $5.4 million in 2002 compared to $4.7 million in 2001 as a result of increased travel and corporate insurance. Depreciation and amortization increased $0.9 million, or 81.8%, to $2.0 million in 2002 compared to $1.1 million in 2001. This increase can be attributed to increased depreciation and amortization of computer equipment, equipment, furniture, leasehold improvements and software in 2002 compared to 2001.

      Income tax provision (benefit). Income tax provision increased to $10.7 million for 2002 compared to no income tax provision in 2001 due to the change from an LLC to a taxable corporation in May 2002. Our effective tax rate was 40.8% for the seven months we operated as a taxable corporation in 2002. Because we operated as an LLC prior to the acquisition by Lightyear, we had no income tax provision in 2001, rather the LLC members paid taxes on their share of taxable income.

      Net income. Net income decreased to $23.6 million for 2002 from $61.8 million for 2001, primarily as a result of our decision to retain more loans in our portfolio and the change in tax status.

Financial Condition

At March 31, 2004 compared to December 31, 2003

      Total assets increased $0.6 billion to $3.8 billion at March 31, 2004 from $3.2 billion at December 31, 2003. This was due to an increase in our loan portfolio of approximately $0.6 billion, to $3.5 billion at March 31, 2004 from $2.9 billion at December 31, 2003. All of the loans in our portfolio are FFELP loans and over 99% are consolidation loans.

      Total liabilities increased $0.5 billion to $3.6 billion at March 31, 2004 from $3.1 billion at December 31, 2003. The growth in liabilities was a result of an increase in debt incurred to finance our loan portfolio.

      Preferred stock of our consolidated subsidiary increased $2.2 million to $91.3 million at March 31, 2004 from $89.1 million at December 31, 2003 as a result of the accretion of dividends on the preferred stock issued in 2003 to raise funds to acquire SunTech and repay indebtedness.

      Stockholders’ equity increased $1.4 million to $26.6 million at March 31, 2004 from $25.2 million at December 31, 2003 primarily as a result of net income for the first quarter of 2004.

At December 31, 2003 compared to December 31, 2002

      Total assets increased by $2.0 billion to $3.2 billion at December 31, 2003 from $1.2 billion at December 31, 2002. This was due to an increase in our loan portfolio of approximately $1.9 billion, to $2.9 billion at December 31, 2003 from $973.1 million at December 31, 2002. All of the loans in our portfolio are FFELP loans and over 99% are consolidation loans.

      Total liabilities increased by $2.0 billion to $3.1 billion at December 31, 2003 from $1.1 billion at December 31, 2002. This growth in liabilities was a result of an increase in debt incurred to finance our loan portfolio.

      Preferred stock of our consolidated subsidiary increased by $38.8 million to $89.1 million at December 31, 2003 from $50.3 million at December 31, 2002 as a result of the issuance of additional preferred stock in 2003 to raise funds to acquire SunTech and to repay indebtedness and of the accretion of dividends on the preferred stock of $6.3 million for 2003.

      Stockholders’ equity increased by $1.0 million to $25.2 million at December 31, 2003 from $24.2 million at December 31, 2002 primarily as a result of the issuance of additional shares of common stock for cash and the conversion of notes into common stock during the year. This increase was offset by the net loss for 2003.

Liquidity and Capital Resources

      We finance our operations through operating cash flow and borrowings under a warehouse facility, asset-backed securitizations and a revolving line of credit. Operating activities provided net cash of $0.8 million in the first three months of 2004, a decrease of $16.1 million from the net cash provided by operating activities of $16.9 million in the first three months of 2003. Operating activities provided net cash of $20.8 million in 2003, a decrease of $13.1 million from the net cash provided by operating activities of $33.9 million in 2002. The primary reason for these decreases was the change in our business strategy from selling substantially all of our FFELP loans to third parties for fee income to retaining a significant percentage of our FFELP loan originations in our portfolio and funding this growth through secured financing arrangements, primarily asset-backed securitizations. Net cash used in investing activities increased to $595.9 million in the first three months of 2004 from $154.2 million in the first three months of 2003 and $1,908.6 million in 2003 from $985.2 million in 2002 primarily as a result of the increase in size of our retained portfolio. Net cash provided by financing activities increased to $595.5 million in the first three months of 2004 from $132.8 million in the first three months of 2003 and $1,869.8 million in 2003 from $976.7 million in 2002, primarily as a result of the increased financing for our retained portfolio. We believe that the use of our warehousing capacity, continued access to the asset-backed securitization market and forward purchase agreements will provide adequate liquidity to fund our operations, loan processing and originations and capital expenditures for the foreseeable future.

      On October 30, 2003, we obtained from two national financial institutions a three-year $45.0 million revolving credit facility, which was increased to $62.5 million pursuant to an amendment on April 21, 2004. The revolving line of credit bears interest, payable quarterly, at LIBOR plus 3.50%. We are also required to pay a commitment fee of 0.50% on undrawn amounts under the facility. The facility is secured by substantially all of our non-student loan assets, including the outstanding capital stock or limited liability company membership interests of all of our wholly-owned operating subsidiaries other than subsidiaries that hold our loan portfolio. The credit facility contains certain mandatory prepayment and commitment reduction provisions and event of default provisions (including relating to a change of control), as well as affirmative and negative covenants, which include restrictions on the payment of dividends, incurrence of additional debt and capital expenditures. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage, interest coverage and leverage. We and certain of our subsidiaries have guaranteed all of our obligations under the credit agreement. We drew $40.0 million initially under the facility to retire a portion of the senior notes that had been issued to help finance our acquisition by Lightyear in May 2002. On April 21, 2004, we borrowed $34.0 million in order to fund the acquisition of Youth Media & Marketing Networks. As of April 30, 2004, approximately $54.5 million was outstanding on this revolving line of credit. Upon completion of this offering, we intend to use a portion of the net proceeds to repay a portion of the indebtedness outstanding under the revolving line of credit, at which time the amount of the facility will be reduced to $30.0 million pursuant to a second amendment to become effective at such time. As amended pursuant to the second amendment, the facility will terminate one year from the consummation of this offering and repayment of the indebtedness described above.

      In July 2003, we obtained a one-year, $500.0 million conduit warehouse financing facility, through a special purpose company, to fund our loan originations. In February 2004, we requested and received a temporary increase in this facility to permit financing up to $1.0 billion to permit us to finance additional loans prior to issuing asset-backed securities in April 2004, and as of the end of April 2004 capacity under the facility returned to $500.0 million. We use the warehouse facility to fund our loan originations until such time as we accumulate sufficient loans to effectively access the asset-backed securitization market and we may seek to expand our warehouse availability from time to time in order to continue to most efficiently access that market, although we do not have a contractual right to increase this facility at this time. We pay a fee of 0.15% per annum on the unused portion of the facility and, accordingly, have maintained availability at levels we believe are appropriate to fund our loan originations. The ability to draw on the facility expires in July 2005 unless extended. It must be repaid in full by July 2006 unless extended. The warehouse facility is provided by a commercial paper conduit with liquidity support provided by a national financial institution. The facility is secured by our portfolio of loans financed under the facility. The interest rate on funds advanced by the conduit lender is calculated based on the commercial paper rate plus a margin and for funds advanced by the liquidity provider at the Eurodollar rate plus 1.0% or the alternate base rate. The interest rate on amounts outstanding under the warehouse facility on March 31, 2004 was 1.58%. As of March 31, 2004, $753.1 million was outstanding under our warehouse facility. The conduit facility contains certain affirmative and negative covenants as well as reporting requirements and covenants relating to loan servicing. The affirmative covenants require us to, among other things, preserve the federal guarantee on our FFELP loan portfolio. An event of default under the conduit facility will occur if, among other things, the federal guarantee on FFELP loans is reduced, the excess spread on the loans in our portfolio drops below a certain rate or the default rate of loans in our portfolio exceeds a certain percentage.

      In April 2004 and in 2003 and 2002 we issued $1.1 billion, $1.9 billion and $500.0 million, respectively, of asset-backed notes. These secured financings were issued primarily in the domestic capital markets and are secured by separate pools of FFELP loans. Securities issued in our securitizations accrue interest based on a rate of a spread to LIBOR or set under an auction procedure related to the securities. Each securitization was structured to obtain the most favorable bond ratings achievable from two nationally recognized rating agencies in order to secure an economically favorable cost of funds. The securitization transactions require certain levels of cash reserves and require that we distribute cash flows to the bondholders on a priority basis. Other than cash paid for servicing, all of the cash flows from our securitized assets have been paid to the bondholders and, therefore, have not been available to us for business operations. Our securitizations in 2003 and 2004 permit cash to be released to us once certain over-collateralization levels are obtained. For example, assuming loans held by the securitization issued in November 2003 prepay as expected, including as a result of payments on guarantee claims, we should begin receiving limited cash flows in October 2009. If prepayments are received twice as fast as expected, including as a result of payments on guarantee claims, cash would be released to us approximately four months later. We are also permitted to use cash to repay securitization indebtedness prior to achieving required over-collateralization levels.

      As part of our securitization transactions, we borrowed funds in excess of the principal balance of the loans included in the applicable securitization transactions. A portion of these additional funds was used to repay our other indebtedness and fund our operations. The timing of future cash flows may be affected by the amount of loans in our portfolio in grace or deferment status or with respect to which we have granted forbearance and the level of delinquencies. As of March 31, 2004 we had not received any excess spread under any securitization. We currently expect to receive excess spread from our November 2001, February 2003 and November 2003 issuances in September 2006, October 2005 and April 2008, respectively. However, our rights to cash flows from securitized loans are subordinate to noteholder interests, and these loans may fail to generate any cash flows beyond what is due to pay noteholders. In the first three months of 2004, we made $35.0 million in principal payments and in the comparable 2003 period, we made no principal payments on our asset-backed securitizations. We anticipate continuing to access the domestic asset-backed securitization market in 2004 and subsequent years. The timing of future issuances will depend on market conditions.

      On May 17, 2002, in connection with our acquisition by Lightyear and its affiliates, CFSL Acquisition Corp. issued a 4.47% subordinated note, due June 30, 2007, in the principal amount of $15.0 million to the previous owners of the Company. The note may be redeemed at any time at the option of the Company, and must be redeemed in the event of a change of control of the Company.

      The following tables summarize our indebtedness and capital leases outstanding as of March 31, 2004, December 31, 2003, and December 31, 2002:

	As of March 31, 2004

	(unaudited)
	Principal	Percent	Interest
	amount	of total	rate range	Final maturity(2)

	(dollars in millions)
Warehouse facility	$753.1	20.8%	1.58%	07/20/04 - 07/18/06	(3)
Asset-backed notes:(1)
Notes based on LIBOR	862.1	23.9	1.17% - 1.41%	03/01/12 - 03/28/21
Notes based on auction rates	1,959.0	54.2	1.08% - 1.23%	12/01/41 - 12/01/43

Total asset-backed notes and warehouse facility	3,574.2	98.9
Revolving line of credit	22.5	0.6	4.59%	09/30/06
Fixed-rate notes	14.3 (4)	0.4	4.47%	06/30/07
Fixed-rate capital leases	1.8	0.1	6.34% - 7.82%	04/01/08
Convertible notes	—	—

Total	$3,612.8	100.0%

	As of December 31, 2003

	Principal	Percent	Interest
	amount	of total	rate range	Final maturity(2)

	(dollars in millions)
Warehouse facility	$144.8	4.7%	1.52%	07/20/04 - 07/18/06	(3)
Asset-backed notes:(1)
Notes based on LIBOR	897.1	29.5	1.23% - 1.47%	03/01/12 - 03/28/21
Notes based on auction rates	1,959.0	64.4	1.18% - 1.33%	12/01/41 - 12/01/43

Total asset-backed notes and warehouse facility	3,000.9	98.6
Revolving line of credit	26.3	0.8	4.62%	09/30/06
Fixed-rate notes	14.2 (4)	0.5	4.47%	06/30/07
Fixed-rate capital leases	1.9	0.1	6.34% - 7.82%	04/01/08
Convertible notes	—	—

Total	$3,043.3	100.0%

	As of December 31, 2002

	Principal	Percent	Interest
	amount	of total	rate range	Final maturity(2)

	(dollars in millions)
Warehouse facility	$—	—%
Asset-backed notes:(1)
Notes based on LIBOR	—	—
Notes based on auction rates	1,027.2	90.4	1.58% - 1.67%	12/01/41 - 07/01/42

Total asset-backed notes and warehouse facility	1,027.2	90.4
Revolving line of credit	—	—
Fixed-rate notes	103.6 (4)	9.1	4.47% - 11.00%	03/31/07 - 06/30/07
Fixed-rate capital leases	—	—
Convertible notes	5.0	0.5	8.00%	04/30/04

Total	$1,135.8	100.0%

(1)	Issued in securitization transactions.

(2)	The final maturity date is the stated legal maturity of the applicable class of notes. However, the principal of the notes is paid based on the receipt of principal payments under the applicable pools of loans and is expected to be paid prior to the final maturity date.

(3)	The warehouse facility may be drawn upon to July 2005, unless it is extended, and must be repaid by July 18, 2006.

(4)	Balances are net of unamortized discount of $0.7 million, $0.8 million and $5.2 million as of March 31, 2004, December 31, 2003 and December 31, 2002, respectively.

     Payments on outstanding indebtedness and capital and operating lease obligations are due after March 31, 2004 in varying amounts as follows:

	Total	<1 year	1 - 3 years	4 - 5 years	> 5 years

	(dollars in millions)
Warehouse facility	$753.1	$753.1	$—	$—	$—
Asset-backed notes(1)	2,821.1	—	—	—	2,821.1
Other indebtedness(2)	36.8	14.8	7.1	14.9	—
Capital lease obligations	1.8	0.3	0.9	0.6	—
Operating lease obligations	4.1	1.9	1.7	0.5	—

Total	$3,616.9	$770.1	$9.7	$16.0	$2,821.1

(1)	Principal on our asset-backed notes will be paid based on receipt of principal payments under the applicable pools of loans and is expected to be paid prior to final maturity date of the notes.

(2)	Includes $22.5 million outstanding under our revolving line of credit and $14.3 million of our fixed-rate notes outstanding.

     In addition, we have forward purchase agreements under which we are obligated to sell a minimum amount of FFELP loan applications, refer a minimum of private in-school loan applications and sell all of the private consolidation loan applications we originate. These commitments generally run for between one and three years. As of March 31, 2004 and December 31, 2003, we were obligated to sell $819.0 million and $1.2 billion, respectively, in loan applications at contractual rates under various agreements through December 31, 2004. See “Business—Product and Service Offerings.”

Off Balance Sheet Arrangements

      We do not have any off balance sheet arrangements. As described above, all of our asset-backed securitizations are treated as indebtedness on our balance sheet.

Loan Portfolio

      The table below describes the components of our loan portfolio as of March 31, 2004 and December 31, 2003 and 2002:

	As of March 31,		As of December 31,

	2004		2003		2002

		Percent		Percent		Percent
	Principal(1)	of total	Principal(1)	of total	Principal(1)	of total

	(dollars in millions)
FFELP loans:
Consolidation	$3,416.9	99.9%	$2,830.9	99.9%	$960.4	99.8%
PLUS	2.9	0.1	2.9	0.1	2.1	0.2
Stafford	0.8	—	0.3	—	—	—

Total	$3,420.6	100.0%	$2,834.1	100.0%	$962.5	100.0%

(1)	Amounts reflect principal balance of loans without adjustments for deferred loan costs which, as of March 31, 2004, totaled $33.4 million and as of December 31, 2003 and 2002, totaled $26.4 million and $12.5 million, respectively. Amounts also exclude the allowance for loan losses of $5.0 million as of March 31, 2004 and $4.1 million and $1.9 million as of December 31, 2003 and 2002, respectively.

     The table below shows the repayment status of loans and delinquency amounts as of March 31, 2004 and 2003 and December 31, 2003 and 2002. Delinquencies have the potential to adversely impact our earnings through increased servicing and collection costs and write-offs.

	As of March 31,			As of December 31,

	2004			2003			2002

			Percent		Percent	Percent		Percent	Percent
		Percent	of		of	of		of	of
		of	loans		total	loans		total	loans
		loan	in		loan	in		loan	in
	Principal(1)	portfolio	repayment	Principal(1)	portfolio	repayment	Principal(1)	portfolio	repayment

	(dollars in millions)
Loan portfolio:
Loans in school/ grace/ deferment(2)	$370.0	10.8%		$275.7	9.7%		$78.8	8.2%
Loans in forbearance(3)	216.2	6.3		167.4	5.9		58.8	6.1
Loans in repayment status:
Current	2,683.5	78.5	94.7%	2,276.7	80.3	95.1%	780.6	81.1	94.6%
Delinquent 31-60 days(4)	76.7	2.3	2.7	54.0	1.9	2.3	18.0	1.9	2.2
Delinquent 61-90 days	28.5	0.8	1.0	21.4	0.8	0.9	8.2	0.8	1.0
Delinquent over 90 days(5)	45.7	1.3	1.6	38.9	1.4	1.7	18.1	1.9	2.2

Total loans in repayment	2,834.4	82.9	100.0%	2,391.0	84.4	100.0%	824.9	85.7	100.0%

Total loan portfolio	$3,420.6	100.0%		$2,834.1	100.0%		$962.5	100.0%

(1)	Amounts reflect principal balance of loans without adjustments for deferred loan costs, which, as of March 31, 2004, December 31, 2003 and 2002, totaled $33.4 million, $26.4 million and $12.5 million, respectively. Amounts also do not reflect the allowance for loan losses of $5.0 million, $4.1 million and $1.9 million as of March 31, 2004, December 31, 2003 and 2002, respectively.

(2)	Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation.

(3)	Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(4)	The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to loans in repayment status, that is, receivables not charged off, and not in school, grace, deferment or forbearance.

(5)	Includes loans of $3.0 million, $1.9 million and $1.0 million as of March 31, 2004, December 31, 2003 and 2002, respectively, in claim status, which are loans that are over 270 days past due, which have gone into default and have been submitted to the guaranty agency for FFELP loans to process the claim for payment.

     The following table summarizes our loan portfolio by interest rate ranges as of March 31, 2004:

		Weighted
	Current principal	average
	balance	maturity
Interest rate range	outstanding	(yrs)

	(in millions)
2.500%-2.999%	$327.0	22.7
3.000%-3.499%	451.3	23.8
3.500%-3.999%	773.2	22.5
4.000%-4.499%	664.9	22.0
4.500%-4.999%	356.0	23.1
5.000%-5.499%	143.3	23.8
5.500%-5.999%	160.9	23.4
6.000%-6.499%	190.2	22.3
6.500%-6.999%	156.0	22.0
7.000%-7.499%	61.5	24.0
7.500%-7.999%	57.9	23.8
8.000%-8.499%	78.4	23.2

	$3,420.6	22.8

Net Portfolio Margin Analysis

      The following table sets forth the net portfolio margin on average student loans and restricted cash for the periods indicated. We define net portfolio margin as being equal to the weighted average yield on our loans and restricted cash after amortization of capitalized origination costs and purchase accounting adjustments, less the weighted average interest expense on the debt we incur to finance our loans. Management believes that net portfolio margin provides investors with information that is useful in evaluating the earnings performance of our loan portfolio.

	Three months ended March 31,				Year ended December 31,

	2004		2003		2003		2002

	Dollars	%	Dollars	%	Dollars	%	Dollars	%

	(dollars in thousands)
Student loan and restricted cash yield	$35,831	4.44%	$13,238	3.75%	$81,099	4.18%	$32,466	4.34%
DOE rebate(1)	(8,487)	(1.05)	(2,694)	(0.76)	(17,680)	(0.91)	(5,422)	(0.72)
Amortization(2)	(665)	(0.08)	(422)	(0.12)	(2,253)	(0.12)	(943)	(0.13)

Net student loan and restricted cash yield	26,679	3.31	10,122	2.87	61,166	3.15	26,101	3.49
Asset-backed notes and lines of credit	(12,406)	(1.54)	(5,433)	(1.54)	(29,721)	(1.53)	(16,582)	(2.22)

Net portfolio margin	$14,273	1.77%	$4,689	1.33%	$31,445	1.62%	$9,519	1.27%

Average balance of student loans and restricted cash	$3,245,276		$1,432,880		$1,940,400		$747,891

(1)	Reflects the 1.05% per annum rebate fee on FFELP consolidation loans that is paid monthly divided by the average balance of student loans and restricted cash.

(2)	Represents the amortization of capitalized origination costs and purchase accounting adjustments, including the 0.50% fee payable to the DOE on the origination of FFELP loans.

     The following table sets forth, for the periods indicated, information regarding the total amounts and rates of interest income from interest-earning assets and interest expense from interest-bearing liabilities. This table also provides a reconciliation of net portfolio margin to net interest income, which has been prepared using the interest income and interest expense amounts included in the Company’s historical income statements.

	Three months ended March 31,

	2004				2003

			Average				Average
		Interest	rate			Interest	rate
	Average	income/	earned/		Average	income/	earned/
	balance	expense	paid		balance	expense	paid

	(dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$14,745	$185	5.05%		$33,927	$62	0.73%
Restricted cash	92,122	226	0.99		411,130	781	0.77
Student loans	3,153,154	35,605	4.54		1,021,750	12,457	4.94
DOE rebate(1)		(8,487)	(1.08)			(2,694)	(1.07)
Amortization(2)		(665)	(0.08)			(422)	(0.17)

Student loans after DOE rebate and amortization	3,153,154	26,453	3.38		1,021,750	9,341	3.70

Total interest-earning assets	$3,260,021	$26,864	3.31%		$1,466,807	$10,184	2.82%

Interest-bearing liabilities:
Asset-backed notes and lines of credit	$3,283,244	$12,406	1.52%		$1,446,588	$5,433	1.52%
Other debt obligations, net	39,606	639	6.49		98,310	3,340	13.78
Capital lease obligations	1,871	33	7.09		89	2	9.11

Total interest-bearing liabilities	$3,324,721	$13,078	1.58		$1,544,987	$8,775	2.30

Net interest income and margin		$13,786	1.70	% (3)		$1,409	0.39	% (3)

Reconciliation to net portfolio margin:
Net interest income		$13,786				$1,409
Less: interest income on cash and cash equivalents		(185)				(62)
Plus: interest expense on other debt obligations, net		639				3,340
Plus: interest expense on capital lease obligations		33				2

Net portfolio margin		$14,273				$4,689

	Year ended December 31,

	2003				2002

			Average				Average
		Interest	rate			Interest	rate
	Average	income/	earned/		Average	income/	earned/
	balance	expense	paid		balance	expense	paid

	(dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$19,979	$680	3.40%		$19,350	$157	0.81%
Restricted cash	302,115	2,909	0.96		258,575	4,129	1.60
Student loans	1,638,285	78,190	4.77		489,316	28,337	5.79
DOE rebate(1)		(17,680)	(1.08)			(5,422)	(1.11)
Amortization(2)		(2,253)	(0.14)			(943)	(0.19)

Student loans after DOE rebate and amortization	1,638,285	58,257	3.55		489,316	21,972	4.49

Total interest-earning assets	$1,960,379	$61,846	3.15		$767,241	$26,258	3.42

Interest-bearing liabilities:
Asset-backed notes and lines of credit	$1,963,413	$29,721	1.51%		$757,974	$16,582	2.19%
Other debt obligations, net	76,354	10,053	13.17		71,241	9,419	13.22
Capital lease obligations	1,293	97	7.50		—	—	—

Total interest-bearing liabilities	$2,041,060	$39,871	1.95		$829,215	$26,001	3.14

Net interest income and margin		$21,975	1.12	% (3)		$257	0.03	% (3)

Reconciliation to net portfolio margin:
Net interest income		$21,975				$257
Less: interest income on cash and cash equivalents		(680)				(157)
Plus: interest expense on other debt obligations, net		10,053				9,419
Plus: interest expense on capital lease obligations		97				—

Net portfolio margin		$31,445				$9,519

(1)	Reflects the 1.05% per annum rebate fee on FFELP consolidation loans that is paid monthly divided by the average balance of student loans.

(2)	Represents the amortization of capitalized origination costs and purchase accounting adjustments, including the 0.50% fee payable to the DOE on the origination of FFELP loans.

(3)	Net interest margin is net interest income divided by the average total interest-earning assets.

Interest Rate Risk

      Because we expect to generate a significant portion of our earnings from the difference, or spread, between the yield we receive on our loan portfolio of student loans and the cost of financing these loans, our results of operations are sensitive to interest rates. We fund our loan portfolio with variable-rate debt. In the current low interest rate environment, our loan portfolio is yielding excess net interest income, which is referred to as fixed rate floor income, as a result of a decline in short-term rates from the rates used to fix the borrower’s rate on a consolidation loan. See “Risk Factors.”

      Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. Our net interest income is affected by changes in various interest rates, including LIBOR and the commercial paper rate. In higher interest rate environments, an increasing portion of the FFELP consolidation loans in our portfolio will earn interest at a variable rate. Loans in our portfolio earn interest at a variable rate when the floating rate based on the special allowance payment formula exceeds the fixed borrower rate. At this time, the loans will be effectively matched with variable-rate debt, and the impact of interest rate fluctuations will be substantially reduced. For a more complete description of special allowance payments, see Appendix A.

      As a result of the decline in short-term interest rates over the last three years, we have earned fixed rate floor income during the past three years. Fixed rate floor income is reduced and can be eliminated in a rising interest rate environment. For example, for the three months ended March 31, 2004, our student loan portfolio had a weighted average interest rate of 4.54%. FFELP consolidation loans with a fixed borrower rate of 4.54% stop generating fixed rate floor income when the 91-day commercial paper rate exceeds 1.90%. For a more complete description of fixed rate floor income, see Appendix A.

      One objective when financing our loan portfolio is to manage interest rate risk through:

•	match-funding of loan assets with associated secured borrowings and

•	utilizing interest rate swaps and other derivative instruments (described below) to minimize the adverse effect of interest rate fluctuations in the near term.

      During 2003, we entered into certain derivative instrument contracts to help manage our interest rate risk. The table below summarizes the derivative instruments to which we were a party at March 31, 2004:

				March 31, 2004		December 31, 2003

				(unaudited)
	Notional	Maturity	Pay-	Receive-	Fair	Receive-	Fair
Derivative type	amount	date	fixed rate	floating rate (LIBOR)	value(3)	floating rate (LIBOR)	value(3)

(dollars in thousands)
Swap(1)	$500,000	1/26/2005	1.89%	1.09%	$(1,935)	1.12%	$(2,070)
Swap(1)	225,000	11/26/2004	1.64	1.09	(694)	1.12	(606)
Swap(1)	225,000	11/26/2004	1.64	1.09	(673)	1.12	(559)
Cap (sold)	500,000	1/26/2005	— (2)		(35)		(328)

Total					$(3,337)		$(3,563)

(1)	Under the interest rate swaps, we agree to pay a fixed rate in exchange for a floating rate. The interest rate swap effectively converts a portion of our variable-rate debt to a fixed rate for a period of time thereby fixing the relative spread between a portion of our loan assets equal to the size of the swap notional amount.
(2)	The Company received $1.7 million in proceeds from the sale of the cap on February 28, 2003. The amount is recorded as a derivative liability and is marked to market over the term of the cap. Payments on the cap will be made only when the 91-day commercial paper rate exceeds 2.09%. No payments were made in 2003. The notional amounts of the cap and the $500 million swap will reduce to $250 million each on July 26, 2004.

(3)	Reflects the value to the Company of the interest rate swaps and the cap assuming the applicable swap or cap was terminated as of March 31, 2004 or December 31, 2003.

     We have not designated any of these derivative instruments to meet the criteria for hedge accounting. See “—Critical Accounting Policies— Accounting for Derivatives.”

      Historical interest rate sensitivity. The following tables set forth, based upon the historical business volumes throughout the periods shown and hypothetical changes to historical interest rates for the entire periods shown, the effects on our net interest income, swap interest expense, derivative mark-to-market expense and income before tax provision (benefit) and accretion of dividends on preferred stock, during the three months ended March 31, 2004 and the year ended December 31, 2003.

      Our student loan portfolio grew from $973.1 million to $2.9 billion for the year ended December 31, 2003, with a monthly average balance of $1.6 billion and grew from $2.9 billion to $3.4 billion for the three months ended March 31, 2004, with a monthly average balance of $3.2 billion. Because of the significant growth in our student loan portfolio and related financing over the relevant periods, we believe that it is useful to put into context the portion of our net interest income and net income that might be adversely impacted by changes to interest rates in our portfolio and related financing. By indicating the hypothetical changes to historical interest rates in our portfolio and related financing as they grew over the periods presented, the following tables provide a relative sense of what portion of the Company’s net interest income and net income would have been adversely impacted.

      The following tables do not reflect what our hypothetical net interest income and income before taxes and dividends would have been had we applied the hypothetical changes in interest rates to our portfolio in effect on the last day of the applicable periods. Please see “Forward interest rate sensitivity” for a table that shows the effects of hypothetical changes in interest rates to our portfolio in effect on March 31, 2004 or December 31, 2003.

      With respect to swap interest expense and derivative mark-to-market expense, we applied the hypothetical change in interest rates only for the periods covered by the applicable derivatives. Because the derivatives are not accounted for as accounting hedges under SFAS No. 133, we present their effects in separate line items, swap interest expense and derivative mark-to-market expense, in the income statement.

	Three months ended March 31, 2004

	Decrease of	Increase of	Increase of	Increase of
	100 basis	100 basis	200 basis	300 basis
	points	points	points	points

	(dollars in millions)
Increase (decrease) in net interest income(1)	$6.7	$(3.7)	$(5.3)	$(6.3)
Decrease (increase) in swap interest expense(2)	(2.4)	2.4	3.6	4.7
Decrease (increase) in derivative mark-to-market expense (2)	(4.6)	3.8	5.7	7.2

Increase (decrease) in income before income tax provision (benefit) and accretion of dividends on preferred stock	$(0.3)	$2.5	$4.0	$5.6

	Year ended December 31, 2003

	Decrease of	Increase of	Increase of	Increase of
	100 basis	100 basis	200 basis	300 basis
	points	points	points	points

	(dollars in millions)
Increase (decrease) in net interest income(3)	$15.0	$(9.3)	$(13.6)	$(15.7)
Decrease (increase) in swap interest expense(2)	(4.7)	4.7	5.1	5.6
Decrease (increase) in derivative mark-to-market expense (2)	(5.6)	4.0	6.0	7.5

Increase (decrease) in income before income tax provision (benefit) and accretion of dividends on preferred stock	$4.7	$(0.6)	$(2.5)	$(2.6)

(1)	We received $6.5 million in fixed rate floor income for the three months ended March 31, 2004. Substantially all the increase or decrease in net interest income reflected represents the addition or elimination of fixed rate floor income as a result of the changes in interest rates presented.

(2)	Our derivative instruments in effect as of March 31, 2004 mature on November 26, 2004 and January 26, 2005, respectively.

(3)	We received $16.6 million in fixed rate floor income for the year ended December 31, 2003. Substantially all the increase or decrease in net interest income reflected represents the addition or elimination of fixed rate floor income as a result of the changes in interest rates presented.

     Forward interest rate sensitivity.  The following table shows the changes in net interest income, swap interest expense, derivative mark-to-market expense and income before tax provision (benefit) and accretion of dividends on preferred stock for a 12-month period based on an increase or decrease in interest rates in effect on January 1, 2004, which is maintained for the entire period shown and applied to our interest-earning assets and interest-bearing liabilities as of December 31, 2003, assuming normal portfolio payment patterns for the periods presented and no additional originations.

      We held four derivative contracts as of December 31, 2003 to help mitigate the economic impact of changing interest rates. With respect to swap interest expense and derivative mark-to-market expense, we have applied the change to interest rates in effect on January 1, 2004 through the maturity date of the applicable derivative. Because the derivatives are not accounted for as accounting hedges under SFAS No. 133, we present their effect in a separate line item, swap interest expense, in the income statement.

	Twelve months beginning January 1, 2004

	Decrease of	Increase of	Increase of	Increase of
	100 basis	100 basis	200 basis	300 basis
	points	points	points	points

	(dollars in millions)
Estimated increase (decrease) in net interest income	$21.8	$(13.5)	$(20.3)	$(24.3)
Estimated decrease (increase) in swap interest expense(1)	(8.0)	8.0	12.4	16.2
Estimated decrease (increase) in derivative mark-to-market expense(1)(2)	3.4	3.8	3.8	3.8

Increase (decrease) in income before income tax provision (benefit) and accretion of dividends on preferred stock	$17.2	$(1.7)	$(4.1)	$(4.3)

(1)	Our derivative instruments in effect as of December 31, 2003 mature on November 26, 2004 and January 26, 2005, respectively.
(2)	Represents the aggregate mark-to-market liability as of December 31, 2003 based on the maturity of the derivatives in place at that time.

INDUSTRY OVERVIEW

      The U.S. postsecondary education finance market is large and growing. According to the U.S. Department of Education, or DOE, in academic year 2002-2003, expenditures for postsecondary education totaled $331.9 billion. The two main drivers of the size and growth prospects of this market are enrollment population and cost of attendance. The U.S. Department of Education estimates that college enrollment will grow to 18 million by 2013, up from an estimated 16 million in 2003. Between the 1993-1994 and 2003-2004 academic years, the average amount of tuition and fees, which is the largest component of the cost of attendance, increased on an enrollment-weighted and constant-dollar basis by 47% at four-year public institutions and 42% at four-year private institutions. During the period from 1993 to 2002, median household income grew only 11%, on a constant-dollar basis.

      Of the $331.9 billion spent on postsecondary education in academic year 2002-2003, according to the College Board, $105.1 billion was provided by financial aid. Of this amount, federal loans represented approximately 46.7%, or $49.1 billion, and private loans represented approximately 6.6%, or $6.9 billion, while grants, education tax credits, work study and other education loans made up the balance. The DOE estimates that federal education loan volume, excluding consolidation loans, is expected to increase to $95.2 billion in federal fiscal year 2011. We believe that a significant portion of the remaining expenditures on postsecondary education was comprised of other loan products that are not characterized as traditional education loans.

      Education loan consolidation has emerged over the past few years as an important option for consumers. Federal consolidation loans allow consumers to refinance and extend the repayment term of existing education loan debt at a fixed rate and with a single monthly payment that is generally lower than a consumer would pay in the aggregate in monthly payments on the replaced loans. There were $9.5 billion of FFELP consolidation loans disbursed in federal fiscal year 2001. This grew to $23.2 billion and $35.3 billion in federal fiscal year 2002 and 2003, respectively. The DOE, however, projects that FFELP consolidation loan volume will decrease to $25.9 billion in federal fiscal year 2004 and to $22.3 billion in federal fiscal year 2005. Although the DOE projections are the most widely accepted projections available, we note that the DOE’s projections for following-year FFELP consolidation loan volumes have underestimated actual consolidation loan volume in each of federal fiscal year 2003, 2002 and 2001 by $13.6 billion, $8.9 billion and $2.0 billion, respectively.

      According to the College Board, private loan volume, though small in comparison to federal loan volume, has grown at a compounded annual rate of 26.8% in constant dollars, from academic year 1995-1996 through academic year 2002-2003. Total reported private loan volume reached approximately $6.9 billion in the 2002-2003 academic year, up from $1.1 billion in the 1995-1996 academic year. We believe the growth of the private education loan market reflects an increasing reliance on supplements to federal loans, under which the amount that can be borrowed is capped, to bridge the widening gap between the cost of higher education and the amount of funding available to pay that cost through federal education loans. In addition, we believe private education loans are viewed as convenient and attractive financing alternatives by the growing number of older non-traditional students who are more familiar with other consumer finance alternatives.

Total Expenditures for Postsecondary Education

(dollars in billions)

Academic years (beginning)

(Source: U.S. Department of Education)

     There are three major federal education loan programs:

      The Federal Family Education Loan Program allows private financial institutions to make loans that are guaranteed by intermediary guaranty agencies that are, in turn, reinsured by the federal government. The FFEL Program was originally created by the Higher Education Act of 1965. The FFEL Program is the single largest source of college financial assistance in the United States.

      The William D. Ford Federal Direct Student Loan Program was enacted in 1993 and authorizes the DOE to lend funds directly to students and parents from the U.S. Treasury for financial aid purposes.

      The Perkins Loan program is a relatively small program that provides capital to schools to help fund revolving loan funds the schools can use to make loans to their students who have exceptional financial need.

      Together, the FFEL Program and FDL Program accounted for 97% of all federal education loan volume in academic year 2002-2003.

The Federal Family Education Loan Program

      The FFEL Program, the single largest source of college financial assistance in the United States, is a public-private partnership where lenders make guaranteed student loans to students. FFELP loans offer below-market interest rates and favorable repayment terms to students and parents. The FFEL Program includes the following types of loans:

      Consolidation loans. Consolidation loans allow student and parent borrowers to combine different federal loans with various repayment schedules into one loan having a term of up to 30 years. The primary benefits are a fixed interest rate, a single monthly payment and extended repayment terms. In federal fiscal year 2003, $35.3 billion of FFELP consolidation loans were made according to the DOE.

      Subsidized Stafford loans. Subsidized Stafford loans have terms of up to 10 years after the borrower leaves school and are awarded to students on the basis of financial need. The loans are referred to as subsidized because the federal government pays the interest that accrues while students are enrolled, for a six-month grace period after they leave school and during certain authorized deferment periods. This loan type is the largest component of the FFEL Program. In federal fiscal year 2003, $17.8 billion in FFELP subsidized Stafford loans were made, according to the DOE.

      Unsubsidized Stafford loans. Unsubsidized Stafford loans have terms of up to 10 years after a borrower leaves school and are available to all students regardless of financial need. They offer the same interest rate and six-month grace period as subsidized Stafford loans, but interest on these loans accrues while students are in school, grace or deferment. Students may opt to make interest payments during those periods, or they may choose to have the interest capitalized so that they pay it when the loan is in repayment status. In federal fiscal year 2003, $16.5 billion in FFELP unsubsidized Stafford loans were made, according to the DOE.

      PLUS loans. PLUS loans have terms of up to 10 years and allow parents of dependent undergraduate students to borrow up to the total cost of attendance at a low interest rate. Unlike student borrowers, parents must pass a credit test to borrow under the PLUS program. Through this program, parents may borrow up to the cost of attendance per child, minus financial aid from other sources. In federal fiscal year 2003, $4.5 billion in FFELP PLUS loans were made according to the DOE.

      The maximum aggregate borrowing by a single borrower of unsubsidized and subsidized Stafford loans is $23,000 for a dependent undergraduate student, $46,000 for an independent undergraduate student and $138,500 for a graduate student (including undergraduate borrowings).

      Lender payment of principal and interest on all FFELP student loans, including consolidation loans, originated after October 1, 1993 are 98% guaranteed by guaranty agencies against default by the borrower. Guaranty agencies are, in turn, reinsured for up to 95% of their guarantee payments by the federal government. If the DOE has determined that a guaranty agency is unable to meet its guarantee obligations, the loan holder may submit claims directly to the DOE, and the DOE would be required to pay the full guarantee claim.

      Consolidation loans under the Higher Education Act were not made available until 1986. The consolidation loan program allows borrowers with existing federal loans to combine their variable-rate federal education loans into a single loan, with a fixed rate, to be repaid over a term ranging from 12 to 30 years, depending on the size of the loan. The consolidation loans are insured and reinsured on a basis similar to Stafford and PLUS loans. Federal consolidation loans may be obtained in an amount sufficient to pay outstanding principal, unpaid interest and late charges on federally insured or reinsured student loans incurred under the FFEL Program selected by the borrower, as well as loans made pursuant to the FDL Program, Perkins and Health Professional Student Loan Programs.

      Under the FFEL Program, if only one lender holds all of a student’s FFELP loans, then another lender cannot make a consolidation loan to that student unless the current holder refuses to make a consolidation loan or does not make consolidation loans. We refer to this as the single holder rule. Historically, we did not believe that the single holder rule limited the ability of a borrower to consolidate FFELP loans held by a single lender with FDLP loans. However, the U.S. Department of Education issued a letter on April 29, 2004 that limits the ability of borrowers having FFELP loans that are held by a single lender and FDLP loans to obtain a FFELP consolidation loan with any lender other than the lender holding all of the borrower’s FFELP loans. In the industry as a whole, a large portion of all non-consolidated loans are currently held by only one lender.

      The Higher Education Act provides for quarterly special allowance payments to be made by the Department of Education to holders of FFELP loans to the extent necessary to ensure that they receive at least specified market interest rates of return. The rates for special allowance payments depend on formulas that vary according to the type of loan, the date the loan was made and the type of funds, tax-exempt or taxable, used to finance the loan. The DOE makes a special allowance payment for each calendar quarter. The special allowance payment equals the average unpaid principal balance, including interest which has been capitalized, of all eligible loans held by a holder during the quarterly period multiplied by the special allowance percentage.

      A holder of FFELP loans receives a direct payment from the government based upon a Special Allowance Payment, or SAP, formula. SAPs are generally paid whenever the average of all of the applicable floating rates (91-day Treasury bill, commercial paper, 52-week Treasury bill, or the constant maturity Treasury rate) in a calendar quarter, plus a spread of between 1.70% and 3.50% (depending on the loan status and origination date) exceeds the rate of interest which the borrower is obligated to pay.

      For student loans disbursed after January 1, 2000, the special allowance percentage is computed by:

(1)	determining the average of the bond equivalent rates of 3-month commercial paper (financial) rates quoted for that quarter;

(2)	subtracting the applicable borrower interest rate;

(3)	adding the applicable special allowance margin described in the table below; and

(4)	dividing the resultant percentage by 4.

      If the result is negative, the special allowance payment is zero.

Date of first disbursement	Special allowance margin

From 01/01/00	1.74% for Stafford loans that are in in-school, grace or deferment 2.34% for Stafford loans that are in repayment 2.64% for PLUS and consolidation loans

      For more information on Special Allowance Payments, see Appendix A.

      Lenders are required to pay the DOE a one-time 0.50% fee on origination of consolidation, Stafford and PLUS loans. The holder is required to pay an annual fee to the DOE of 1.05% on consolidation loans it holds.

      The interest rate paid by a student on a consolidation loan is fixed at a rate equal to the weighted average of the interest rates on the loans retired, rounded up one-eighth of one percent, not to exceed 8.25% per annum. Once a student consolidates his or her loans, the rate determined at that point is fixed to the borrower for the life of the loan. Many lenders under the FFEL Program offer borrowers discounts to their interest rates based on the borrowers’ agreement to make automated payments and payment history. These discounts can exceed 1.00% per annum.

      The FFEL Program entitles borrowers of consolidation loans to defer payments during certain authorized deferment periods. In addition, lenders may agree to forebear interest payments in certain instances.

      Participants in the FFEL Program include:

      Originators. Originators market, process and, in cooperation with eligible lenders, originate, FFELP loans. Originators include student loan finance companies as well as eligible lenders as described below. After an originator originates and/or processes the origination of a loan, it may retain it in its portfolio or sell it to third parties, including eligible lenders.

      Eligible lenders. Eligible lenders registered with the DOE originate and/or purchase FFELP loans and receive interest subsidy payments, SAPs and default reimbursement. Eligible lenders include banks, savings and loan associations, credit unions, pension funds, insurance companies, schools and, under certain circumstances, guaranty agencies. In addition, other entities that do not meet the definition of eligible lender can effectively participate through trust arrangements with entities that meet the definition.

      Servicers. Servicing of student loan assets is critical for FFELP lenders because the guarantee is conditioned on the loans being administered in accordance with DOE and guaranty agency requirements. Proper servicing of a student loan is also required in order to maintain eligibility for SAPs and interest subsidy payments.

      Guaranty agencies. Guaranty agencies reimburse lenders for losses on defaulted FFELP loans on at least 98% of the loans’ principal and interest. These guaranty agencies are non-profit institutions or state agencies that have entered into federal reinsurance contracts with the DOE pursuant to the Higher Education Act. Guaranty agencies reimburse eligible lenders from reserve accounts established for this purpose. The guaranty agency, in turn, receives reimbursement of up to 95% of its payments to lenders from the DOE.

      U.S. Department of Education. The U.S. Department of Education’s regulations provide a number of public policy drivers to FFELP market participants. The DOE provides eligible lenders with an incentive to lend to students by reinsuring guarantors for a portion of their default reimbursements to lenders. When applicable, it also pays SAPs to ensure that the lender earns a competitive return. The DOE provides eligible borrowers with interest subsidies and capped interest rates.

      The guarantee and the lender’s right to subsidy payments on FFELP loans is conditioned on compliance with requirements set by the DOE and guaranty agencies. FFELP loans that are not administered in accordance with DOE regulations risk loss of their guarantee and subsidies, in full or in part. We believe the most common reason for loss of guarantee or subsidies on a loan is violations of federal regulations requiring certain collection steps, such as collection letters and phone calls for loans that become delinquent. Regulations also authorize the DOE and guaranty agencies to limit, suspend or terminate lenders participation in the FFEL Program, as well as authorize the DOE to impose civil penalties, if lenders violate certain program regulations.

      School eligibility requirements, including default rate limits, have been implemented by the DOE. In order to maintain eligibility in the FFEL Program, schools must maintain default rates below specified levels.

Private Loans

      Private education loans are consumer loans that generally have variable rates, are credit based and have terms up to 30 years. Private loans typically include the following series of processes:

•	consumer development, design and marketing;

•	consumer inquiry, credit decisionmaking and application; and

•	loan origination, disbursement, funding and servicing.

      Borrowers primarily use private loans to supplement federal loans in the financing of their education or to consolidate their education debt. Most private loan holders obtain some form of insurance on each loan to cover the holder against credit loss. This coverage comes in primarily two forms. Private loans are either “self-insured” by the existing holder or insurance is obtained by the loan holder from an outside insurance provider, who, usually for a fee, will provide insurance coverage to cover the holder against default and in some instances death, disability and bankruptcy. Loan terms are typically fixed over a period of time, from five to 30 years, where consumers can defer payments during in-school periods, make interest-only payments or principal and interest payments to loan holders. Rates on private loans are typically variable and indexed to the U.S. Treasury Bill, Prime Rate or LIBOR. In many instances, borrowers pay the holder or insurance entity an origination and/or guarantee fee. This fee is usually included in the overall loan amount at the time of origination.

      The private loan market has expanded rapidly in the past several years. Private loan volume, according to the College Board, though small relative to federal loan volume, has grown at a compounded annual rate of 26.8% in constant dollars, from academic year 1995-1996 through academic year 2002-2003. According to the College Board, total reported private loan volume reached approximately $6.9 billion in the 2002-2003 academic year, up from $1.1 billion in the 1995-1996 academic year. We believe the growth of the private education loan market reflects a growing reliance on supplements to federal loans to bridge the widening gap between the cost of higher education and the amount of funding available to pay that cost through federal education loans. In addition, private education loans are viewed as convenient and attractive financing alternatives by the growing number of older non-traditional students who are more familiar with other consumer finance alternatives.

Reauthorization and Proposed Legislative Changes

      The Higher Education Act, and as a result the FFEL Program, is subject to comprehensive reauthorization every five years. The Higher Education Act is scheduled to expire on September 30, 2004, and reauthorization is currently under consideration by the United States Congress. In 2000, Congress

passed legislation to tie the yield on FFELP loans to commercial paper rates. This change has enhanced the current market stability in the education finance arena. Changes in the Higher Education Act made in the two most recent reauthorizations have included reductions in student loan yields paid to lenders, increased fees paid by lenders and a decreased level of guarantee. Some of the key issues that are being or have been considered in the reauthorization debate are:

•	Single holder rule on consolidation loans. Currently, if only one lender holds all of a student’s loans, then a competitor cannot consolidate the loans away from the current holder unless the current holder refuses to consolidate the loans for the borrower. In the industry as a whole, a large portion of all non-consolidated loans are currently held by only one lender. Elimination of the single holder rule would open up a portion of the market to increased competition.

•	The ability to refinance consolidation loans. Currently, once a loan is consolidated, it cannot be refinanced by another government guaranteed student loan unless subsequent FFELP or FDLP loans are made to the borrower. If this rule changes, the amount of consolidation loans that are refinanced could be significant.

•	Variable-rate consolidation loans. Currently, FFELP consolidation loans have fixed interest rates. Proposals have been made that would require new consolidation loans to have variable rates. This initiative would eliminate an appealing aspect of consolidation loans, i.e., long-term fixed rates, that is not available in most education loans. Adoption of this initiative could decrease demand for federal consolidation loans.

•	Increased access to extended repayment of Stafford/ PLUS loans. Currently, borrowers who secured their first Stafford loan after October 7, 1998 that leave school with $30,000 or more in Stafford loan principal outstanding may have the maturity extended beyond the standard 10 year maximum term. Proposals have been circulated that would allow Stafford/ PLUS borrowers to more readily gain extended repayment terms, similar to those terms provided for under the loan consolidation program. This initiative would provide borrowers of Stafford/ PLUS loans an appealing aspect of consolidation loans, i.e., a more extended repayment period, without consolidating their loans. Adoption of this initiative could decrease demand for federal consolidation loans.

•	Borrower limits. For the last 10 years, the maximum amount of Stafford loans that a dependent freshman or sophomore could borrow has remained at $2,625 and $3,500 per academic year, respectively, and the aggregate amount that a dependent undergraduate student could borrow has remained at $23,000. Educational tuition has increased at approximately two times the rate of inflation over this same time period. If borrower limits are raised this could increase the average size of future loan originations in the market and those available for later consolidation.

      Historically, we did not believe that the single holder rule limited the ability of a borrower to consolidate FFELP loans held by a single lender with FDLP loans. The U.S. Department of Education issued a letter on April 29, 2004 that limits the ability of borrowers having FFELP loans that are held by a single lender and FDLP loans to obtain a FFLEP consolidation loan with any lender other than the lender holding all of the borrower’s FFELP loans. In addition, in June 2004, the U.S. Department of Education’s servicers for the FDL Program informed us and, we believe, other FFELP loan originators that FFELP loans that refinance only FDLP consolidation loans will no longer be permitted.

      On May 5, 2004, the Chairman of the House Committee on Education and the Workforce introduced a bill containing proposals related to the reauthorization of the Higher Education Act. The bill calls for, among other things:

•	replacing the “single holder rule” with a rule permitting consolidation by other lenders upon notification to the single holder;

•	replacing the current interest rate formula for consolidation loans with the annually adjusted variable-rate reset provision as is currently in place on Stafford and PLUS loans;

•	repealing the current provision that, on July 1, 2006, interest rates on Stafford and PLUS loans will become fixed rates and, instead, maintaining the current variable-rate approach to interest rates on Stafford and PLUS loans;

•	increasing the borrowing limit for Stafford loans made to dependent students for first-year borrowers to $3,500 (from the current $2,625) and for second-year borrowers to $4,500 (from the current $3,500); and

•	requiring lenders to report student loans to all national credit bureaus.

      Senator John Kerry, the presumptive Democratic candidate for president, has proposed as part of his presidential campaign, a requirement that lenders bid in an auction in order to offer FFELP loans, effectively replacing the current government guaranteed minimum interest rate. This proposal would also eliminate the Special Allowance Payments made by the federal government to lenders to provide them a guaranteed rate of return on FFELP loans made after enactment of such proposal. Legislation has also been introduced proposing a number of initiatives aimed at supporting the FDL Program to the detriment of the FFEL Program. Such legislation proposes to pay schools as a reward for choosing to participate in the FDL Program.

      In addition, participants in the education finance market that use DTC marketing are affected by recently amended Federal Trade Commission rules and similar state regulations providing for so-called “do not call” registries. Under these rules, consumers may have their phone numbers added to a “do not call” registry, and marketers are generally prohibited from calling any such consumers to market products and services. This rule may restrict marketers’ abilities to market products and services effectively to certain new customers. Furthermore, compliance with this new rule may prove difficult and require additional expense, and marketers may incur penalties for improperly conducting our marketing activities.

      The origination of private loans is subject to federal and state consumer protection laws and regulations, including state usury and disclosure laws and related regulations, and the Federal Truth in Lending Act. These laws and regulations impose substantial requirements upon lenders and their agents and servicers involved in consumer finance.

      In addition, participants in the market for private education loans could also become subject to state licensing laws due to recent changes in existing federal and state regulations. As a result, participants in this market could be required to (1) implement additional or different programs and information technology systems, (2) meet new licensing capital and reserve requirements or (3) incur additional administrative, compliance and third-party service costs.

BUSINESS

Company Overview

      We are a vertically integrated education finance company that markets, originates, finances and services education loans. We market education loans primarily through direct-to-consumer programs, which involve marketing campaigns where we acquire customers through direct contact with us, including targeted direct mail, telemarketing and the Internet. Using our direct-to-consumer and school-based distribution channels, we assist consumers in financing and refinancing the cost of undergraduate, graduate, professional, career and continuing education. We finance, retain and service a substantial portion of the loans we originate. Our strategy is to focus on marketing, originating, financing and servicing federally guaranteed consolidation loans and to leverage our market position and platform to build our brand and diversify our product and service offerings, including the expansion of private loan originations.

      Since our inception in 1998, we have originated or facilitated the origination of over $15 billion in education loans. We originated or facilitated the origination of $4.2 billion of education loans in 2003 and we believe we are one of the more significant originators of federal and private education loans in the United States. Of our total loan originations in 2003, $4.0 billion were federally guaranteed consolidation student loans made through the Federal Family Education Loan Program, which we refer to as the FFEL Program or FFELP. Through the FFEL Program, an eligible borrower with multiple federally guaranteed loans can consolidate his or her loans after graduation into a single loan. Beginning in May 2003, we increased our focus on private education loans and, in that year, originated or facilitated the origination of $199.6 million of these loans. Private loans, which do not have a federal guarantee, are credit-based consumer loans used to pay for or refinance education-related expenses. As of March 31, 2004, we were servicing approximately $9.6 billion in student loans made to over 386,000 customers, and, as of December 2003, we were the seventh largest servicer of FFELP loans in the United States, according to the Student Loan Servicing Alliance. We currently have over 1,000 employees.

      We have adapted a direct-to-consumer marketing model developed in the consumer finance industry for use in education-based lending. We believe our targeted direct-to-consumer strategy enables us to increase consumer awareness of the products we offer and collect data useful in our product development and marketing. Using a variety of internal and external databases accumulated since our inception, we create marketing campaigns to target consumers with products based on their specific characteristics. We supplement our direct-to-consumer strategy through marketing relationships with membership organizations, alumni associations and other entities in order to reach customers and promote our products under our own label or under co-branded offerings in partnership with other lenders. We are also investing in the school-based loan origination channel, through which we market our products to students by cooperative arrangements with the financial aid offices of education institutions. We currently have relationships with over 830 schools and institutions including having our products on 565 preferred lender lists.

      In order to originate a loan, once a borrower has been identified through our direct-to-customer or school based-channels, we work with that borrower to evaluate his or her eligibility for particular loan programs and to ensure that the loan application and all required documentation is completed properly. In the case of private in-school loans which we do not originate, we solicit borrowers and refer them directly to our counterparties to complete the qualification and application process, which we refer to as facilitating the origination of loans. Once we have originated a FFELP loan, we either fund and retain that loan in our portfolio or sell the originated loan application to a third-party lender. Once the decision is made to sell a loan, the application is forwarded to the third-party lender and a referral fee is paid. The third-party lender funds the loan. Under the loan origination process, we recognize revenue when a completed FFELP application, based on the satisfaction of criteria set by the counterparty, is sold to the buyer. We receive fees per application sold. With respect to private education loans, we either sell completed loan applications upon origination as described above, in the case of private consolidation loans, or, in the case of private in-school loans, receive a fee for facilitating the origination of loans. Under the loan facilitation process we recognize revenue when the applicant has a completed private education loan funded by the counterparty. The revenue is a percent of the principal balance funded.

      In 2002, we launched our strategy of retaining in our portfolio a percentage of the federally guaranteed loans we originate. Prior to 2002, we sold substantially all of our completed loan applications to third parties and received fees for these applications at the time of sale. We retain in our portfolio only loans that are federally guaranteed for at least 98% of principal and interest. We believe that our current strategy of retaining in our portfolio a portion of the loans we originate and selling the remainder for a fee provides us with several advantages, although our net income in current periods has been lower than it would have been had we sold a larger percentage of the FFELP loans we originate. Among the benefits of retaining loans is our ability to take advantage of these loans’ limited credit risk, their duration and other characteristics and to benefit from a greater revenue stream over the life of the loan. Selling the remainder of our originated loan applications permits us to maintain a diversified source of funding for loan processing and origination and build our relationships with financial institutions that purchase our loans. We retained approximately 50% and 21% of the FFELP loans we originated in 2003 and 2002, respectively, and our portfolio of federally guaranteed loans grew to $3.4 billion as of March 31, 2004 from $973.1 million as of December 31, 2002. We do not fund or retain any of the private loans we market or originate.

      We also provide high quality loan servicing through our wholly owned subsidiary, CFS-SunTech Servicing LLC (“SunTech”). We acquired SunTech in April 2003. Prior to the acquisition, SunTech had been servicing a significant portion of the loans we originated since our formation in 1998. Servicing loans provides us with an additional source of fee income and enables us to retain a direct customer relationship over the life of the loans, which we believe is a critical element in establishing our brand. We service substantially all the loans we hold in our portfolio as well as student loans held by third-party lenders. We generally seek to retain the servicing of a majority of the loan applications we sell, which accounts for a significant portion of our third-party servicing volume. In May 2004, we received the Exceptional Performance status designation by the U.S. Department of Education.

      Our multiple sources of revenue reflect the fact that we market, originate, finance and service education loans. They include fee income for selling completed loan applications to third parties and facilitating the origination of loans for lenders, net interest income earned on the loans we hold in our portfolio and servicing fee income for the assets we service. Fees on loan application sales and for facilitating the origination of loans, which we refer to collectively as fees on loan sales, accounted for approximately 75.7% of our net revenue in 2003. Net interest income after provision for loan losses, which is primarily comprised of the difference between the yield we receive on our loan portfolio and the cost of funding these loans, accounted for 16.6% of our net revenue in 2003. Servicing fees, earned since our acquisition of SunTech in April 2003, accounted for 7.7% of our net revenue in 2003. Over time, as we build our portfolio, we expect the percentage of our net revenue earned from net interest income to increase and the percentage of our net revenue earned from our fees on loan origination to decrease.

      We primarily finance the loans we retain in our portfolio through asset-backed securitizations, which we record as debt on our consolidated balance sheet. To date, we have completed five securitizations that contributed $4.0 billion of funding, including two transactions for a total of $1.9 billion in 2003. We supplement our asset-backed securitizations with $500 million of secured warehouse financing availability, which we believe allows us to access the securitization market on a more timely and cost-effective basis. In addition, we enter into forward purchase agreements, under which several financial institutions have agreed to purchase and, in certain cases, require that we sell to them, a portion of the loan applications we originate each year.

      Our predecessor company was organized in 1998 to focus primarily on marketing federally guaranteed consolidation loans. In May 2002, Lightyear Capital, LLC, a private investment firm based in New York City, acquired Collegiate Funding Services, Inc. As an investment fund, Lightyear seeks capital appreciation through direct private equity and equity-related investments, including leveraged acquisitions, buildups, recapitalizations, restructurings, management buyouts, pre-public offering opportunities and growth equity transactions.

      Collegiate Funding Services, Inc., is a Delaware corporation formed in 2002 and a holding company for Collegiate Funding Services, LLC, our wholly-owned indirect operating subsidiary. CFS-SunTech Servicing LLC is another wholly-owned indirect subsidiary that operates as our servicer. We have established Collegiate Funding Originations, LLC and Collegiate Funding Services Resources I, LLC as wholly-owned subsidiaries in connection with financings under our warehouse facility. Collegiate Funding of Delaware, L.L.C. is a wholly-owned subsidiary that acts as sponsor in connection with the asset-backed securities issued by Collegiate Funding Services Education Loan Trust I, Collegiate Funding Services Education Loan Trust 2003-A, Collegiate Funding Services Education Loan Trust 2003-B and Collegiate Funding Services Education Loan Trust 2004-A. Two other wholly-owned subsidiaries, Collegiate Funding Master Servicing, L.L.C. and Collegiate Funding Portfolio Administration, L.L.C., function as the master servicer and administrator, respectively, in connection with our warehouse financing and asset-backed securitization transactions.

Our Competitive Strengths

      We believe the following competitive strengths distinguish us in the education finance industry:

•	Vertically integrated education finance platform. We market, originate, finance and service education loans. Through our platform, we offer students and their families federally guaranteed consolidation loans, other federally guaranteed loans and private loans. We finance and retain a portion of the FFELP loans we originate. Our internal servicing capability allows us to service our student loan portfolio, rather than outsource this task to a third party. Our vertically integrated platform offers our customers the benefit of dealing with a single entity over the lives of their loans, from initial inquiry through origination and repayment. We believe the breadth of our capabilities in the various sectors of the education finance market and the scale of our platform is a competitive advantage over many of our peers.

•	Direct-to-consumer origination operation. In 2003, we originated or facilitated the origination of $4.2 billion of education loans, of which approximately 98% was originated through our direct-to-consumer channel. Our direct-to-consumer model and our targeted marketing process give us the advantage of a direct relationship with customers, which permits us to tailor our products to their needs. We supplement our direct-to-consumer model with affinity marketing agreements, through which we approach potential customers with private label or co-branded product offerings in conjunction with our affinity partners. We believe that we originated more consolidation loans through this channel than any other education finance company, when excluding consolidation of loans by lenders from their own portfolios.

•	Significant portfolio of federally guaranteed loans. As of March 31, 2004, all the loans we held in our portfolio were FFELP loans, which are federally guaranteed for at least 98% of principal and accrued interest. Our portfolio of loans grew from $973.1 million at the end of 2002 to $3.4 billion at March 31, 2004. We expect to continue our strategy of retaining a significant portion of the federally guaranteed loans we originate. The high credit quality and long duration of these loans provide us with a growing base of revenue. We do not currently intend to hold in our portfolio any private loans.

•	High quality servicing platform. As the primary means of communication with our customers after their loans are originated and financed, our servicing operation provides our customers with consistent and seamless service. The quality of our servicing platform and its compliance with the rules set forth by the U.S. Department of Education, or DOE, is the primary determinant in preserving the federal guarantee on FFELP loans we service. Our servicing platform uses a system specifically designed to manage, adhere to and support the requirements of the Higher Education Act and other consumer lending regulations and laws. In May 2004, our servicing operation received the Exceptional Performance designation by the U.S. Department of Education. As a result, for the period June 1, 2004 through May 31, 2005, we will receive 100% reimbursement on principal and accrued interest of claims submitted to guarantors. We believe SunTech’s net claim reject rate by guaranty agencies due to servicer error of 0.02% is among the lowest in the industry. Servicing errors occur when loans are not serviced in accordance with the guarantors’ guidelines and can result in the loss of some or all of the insurance on the loans.

The net reject rate is the percentage of claims ultimately rejected by a guaranty agency for servicer error. Our continuing focus on maintaining this performance record will assist us in minimizing our credit risk and provide us with credibility as we securitize our portfolio of loans and seek third parties willing to use us as their loan servicer.

•	Experienced senior management team. Our senior management team has an average of 19 years of experience and comes from a broad range of education and consumer finance backgrounds. Our management team is led by Chief Executive Officer, J. Barry Morrow. Mr. Morrow has worked in the education finance industry for over 20 years, having served previously as the senior operations executive for Sallie Mae and general manager of financial services for the U.S. Department of Education. We have a management team with significant experience in both student loan operations and portfolio management. We believe the combination of education and consumer finance experience allows us to better serve our customers and maximizes our ability to develop and implement our strategy.

Our Strategy

      We intend to focus on marketing, originating, financing and servicing federally guaranteed consolidation loans and to leverage our market position and platform to build our brand and diversify our product and service offerings, including the expansion of private loan originations, by executing the following strategy:

•	Increase the use and reach of our direct-to-consumer marketing platform.

Federal consolidation loans. We plan to continue to use our direct-to-consumer channel to originate federal consolidation loans, to expand consumer awareness of consolidation loans and to establish our brand. We will continue to refine our approach to these products based on information we have gathered from our marketing and servicing operations. We believe that the education finance market will continue to benefit from direct marketing to consumers and we seek to use our expertise with this marketing strategy to increase our share of federal consolidation loan originations.

Private loans. Beginning in May, 2003, we increased our focus on private education loans, and, in 2003, we originated or facilitated the origination of $199.6 million of these loans. We intend to continue to use our expertise in the direct-to-consumer channel to structure and market private loan products and to increase our originations and facilitation of the origination of private loans. We will utilize our expertise in the marketing of federal consolidation loans and mine the data we have generated in making and holding those loans to effectively market new private loan products.

•	Grow our school-based distribution channel. To supplement our direct-to-consumer channel, we will continue investing in the school-based channel to increase awareness among students and financial aid officers of our consolidation products. In addition, we will continue to broaden our product offerings of federal and private loans available to students still in school. We currently have relationships with over 830 schools and institutions, including having our products on 565 preferred lender lists. We have a national sales force of education industry professionals working directly with colleges and universities and we assist schools and financial aid offices by offering an internally-developed Internet-based debt and graduation counseling tool as well as software tools that aid schools in running their lender programs. We will continue our efforts to be added to schools’ preferred lender lists, which will provide a school-based origination channel to supplement our direct-to-consumer origination channel, as well as greater awareness of our products and brand name among students and financial aid officers.

•	Expand affinity group marketing. We have entered into marketing relationships with associations such as the American Medical Association, the American Dental Association and the American Bar Association, in order to promote our products to their membership and customer bases. We plan to continue developing more affinity relationships, which, through private label and co-branded product offerings, provide us with access to consumers in need of federal and private loans or consolidation of education loans. We have increased our focus on our affinity marketing strategy through our acquisition of Youth Media & Marketing Networks in April 2004, which added 51 new relationships with alumni and professional associations, whose members include 250,000 new college graduates each year.

•	Build our FFELP loan portfolio and balance our sources of revenue and funding. Starting in 2002, we began holding a portion of the FFELP loans we originated. We plan on retaining a significant portion of the FFELP loans we originate in the future. Retaining these loans will give us the ability to recognize revenue from these assets over a long period of time, more fully utilize our servicing capabilities and help us to create a more robust customer information database for new and emerging products and services. We also intend to continue to sell a portion of the loan applications we originate. Our sales of originated loan applications allow us to maintain a balance in our sources of funding for loan processing and origination, provide us with a source of fee income and enable us to continue to build relationships and strategic partnerships with the financial institutions that acquire our loan applications.

•	Extend the origination capabilities of our servicer. We intend to continue to expand the volume of loans we service for ourselves and for third-party lenders and to invest in the technology and infrastructure of our servicing operations to permit us to originate additional types of loans and increase our ability to provide private labeling capabilities to our clients. Through our servicer, we intend to extend the reach of our marketing, originate more loans and increase the volume of loans we service. We believe our enhanced servicing capabilities will enable us to support our growth in servicing and originations, increase our fee income from servicing and ensure that our customers have a favorable experience with CFS.

•	Seek out and make acquisitions in the education finance industry. In 2003, we acquired and successfully integrated SunTech to provide our servicing operations. In April 2004, we acquired Youth Media & Marketing Networks, to supplement our affinity marketing strategy. In the future, we will consider acquisitions of individual companies as well as loan and servicing portfolios that we believe have the potential to enhance the value of our company, expand our product reach and/or aid in executing our growth strategy.

Product and Service Offerings

Loan origination

      Origination channels. We originate and acquire education loans through our direct-to-consumer and school-based channels, using a variety of methods.

      Direct-to-consumer. We believe that companies using direct marketing to consumers will continue to benefit in the education finance market. We have adapted a direct-to-consumer marketing model developed in the consumer finance industry for use in education finance. We originate education loans primarily by marketing directly to consumers using direct mail, telemarketing and the Internet. We believe our targeted direct-to-consumer marketing strategy enables us to make more consumers aware of our products. Our direct-to-consumer channel accounted for approximately 98% of the education loans we originated or facilitated the origination of in 2003.

      We view education loans as consumer loans that can be originated in any fashion convenient for the student, parent or school. A substantial portion of our direct marketing to consumers is geared towards our telemarketing customer call centers generating calls to and receiving calls from eligible borrowers to receive information specific to their eligibility for different loan programs. Our telemarketing center associates are extensively trained to adhere to current regulations as well as to provide timely and convenient information concerning our loan programs. They provide recent graduates, students and parents specific, concise and accurate financial aid information. One of our telemarketing center associates can typically pre-qualify a borrower over the phone for a federal consolidation, private, Stafford or PLUS loan in less than five minutes.

      Many of our customer solicitations are targeted at potential borrowers that have been prescreened for the likelihood of needing financing for their postsecondary education or refinancing of their education debt and, in the case of private loans, for creditworthiness. We use both internal and external data sources that together create a database of information used to target consumers in need of education loans. We use information received from credit bureaus and from third-party compiled and vertical mailing lists. Our campaigns consist of mail and Internet offers and telemarketing scripting delivered separately or in combination to desired customers. We track and periodically review the results of our various solicitation campaigns in a “test and learn” environment. Our direct-to-consumer marketing strategy targets products to a consumer based on his or her specific profile and uses consumer feedback and data analysis to revise and refine the products we offer. In developing our targeting strategies, we attempt to respect the privacy of our customers (and potential customers) by using customer information only in accordance with our privacy policies.

      We have the capability to originate loans over the Internet and, in the past year, have invested in expanding our Internet-based originations. To date, we have not generated a significant percentage of our loan originations over the Internet; however we believe the Internet will be a cost-effective and complementary alternative for loan originations in the future. In 2003, we tested several marketing programs using Internet-based advertising, as well as advertising on certain websites. We intend to continue to invest in the technology required to grow our Internet-based origination capability to make it a critical channel for the origination and facilitating the origination of loans.

      We market our products under our own brand as well as under co-branded offerings in partnership with third-party lenders. Pursuant to forward purchase agreements with these third party lenders, we are granted a limited, non-exclusive, royalty-free license to use the name and trademark of the third-party lender on marketing and promotional materials relating to our FFELP and private consolidation loan products offered in conjunction with the third-party lender. These agreements generally require the third party lenders’ consent of any co-branded marketing materials before their distribution.

      School preferred lender lists. We also market and originate loans to students currently enrolled in school and recent graduates through financial aid offices. We have relationships with 830 schools and institutions of higher learning and our products are on 565 preferred lender lists. We have a national sales force of education industry professionals working with colleges and universities directly. Through these preferred lender arrangements, we typically provide a product or products chosen by the schools to qualified students and to parents of students of those schools. We mail explanatory and promotional materials concerning these products to students whose names are provided to us by the schools. The financial aid offices of such institutions usually distribute these materials as well. We do not pay any fees for applications or loans generated through this program. We are currently expanding our originations in the school channel by developing the internal capability to provide originations of Stafford and PLUS loans and private in-school loans through our servicing platform. In the past year, our products were added to 430 school preferred lender lists.

      Our national sales force of 22 professionals focuses on implementing this strategy by educating college financial aid officers about us and offering our products and services to them. This participation may drive Stafford, PLUS and private in-school loan volume from the students and parents who select their lender from the school’s preferred lender list. In addition, we believe that a portion of the loans that are originated through our direct-to-consumer channel are a result of us being on schools’ preferred lender lists.

      One of the primary benefits we offer to schools is a range of loan products to student and parent borrowers. Additional services we have developed or licensed to assist schools and financial aid offices include:

•	Collegexit — an Internet-based college entrance and exit counseling tool, currently offered to students at 176 financial aid offices across the country; and

•	RFP platform — a platform designed to assist schools in the Request For Proposal (RFP) process for preferred lender lists and/or school-as-lender programs.

      In addition, our advisory board, consisting of 10 professionals from universities, financial aid offices and national membership associations, assists us in understanding and evaluating current trends in education finance and school and student finance needs.

      Secondary market acquisitions. In 2003, we acquired a portion of our portfolio of federal education loans in the secondary market. Many FFELP lenders sell their loans after origination. Acquisitions through this channel accounted for approximately 1% of the student loans in our portfolio in 2003 and are not included in our origination figures.

      Affinity group marketing. We also market and originate loans through relationships with certain alumni and industry groups, including the American Medical Association, the American Dental Association, the American Bar Association and alumni associations, through which we are the provider of loan products sponsored by these organizations. Through the co-branding of our products, affinity groups such as these organizations, as well as E-Loan and LendingTree, aid us in reaching new customers and marketing to our current customer lists. The affinity groups generally provide us with a list of their members and permit the solicitation of their members for education loans through either direct mail or through their publications and/ or websites. If a solicitation results in the submission of a completed application, then we pay the relevant affinity group a referral fee. We are not required to purchase customer lists from our affinity partners. However in the past we have purchased some customer lists. The cost of these lists has been charged to marketing expense at the time of purchase.

      Our products. The great majority of education loans we originate are federally guaranteed consolidation loans. We also originate and facilitate the origination of private loans, as well as Stafford and PLUS loans. We originated or facilitated the origination of $4.2 billion in federal and private loans in 2003 and have done so with respect to over $15 billion in such loans since our inception in 1998. Of our total loan originations in 2003, $4.0 billion were federally guaranteed consolidation loans. See “Industry Overview” for a general description of these products.

      FFELP loans.     We offer FFELP consolidation loans to qualifying borrowers. FFELP consolidation loans allow borrowers with existing federal loans to combine their federal education loans into a single loan, with a fixed rate, to be repaid over a term ranging from 12 to 30 years, depending on the size of the loan. We offer federal consolidation loans in an amount sufficient to pay the outstanding principal, unpaid interest and late charges on federally insured or reinsured education loans incurred under the FFEL Program selected by the borrower, as well as loans made pursuant to the FDL Program, Perkins and Health Professional Student Loan Programs.

      We also offer borrowers Stafford and PLUS loans in accordance with those FFEL programs. Subsidized Stafford loans have terms of up to 10 years after the borrower leaves school, subject to extension, and are awarded to students on the basis of financial need. Unsubsidized Stafford loans have terms of up to 10 years after the borrower leaves school, subject to extension, and are available to all students regardless of financial need. The maximum aggregate borrowing by a single borrower of unsubsidized and subsidized Stafford loans is $23,000 for a dependent undergraduate student, $46,000 for an independent undergraduate student and $138,500 for a graduate student (including undergraduate borrowings).

      Our PLUS loans have terms of up to 10 years and allow parents of dependent undergraduate students to borrow up to the total cost of attendance at a low interest rate. Unlike student borrowers, parents must pass a credit test to borrow under the PLUS program. Through this program, parents may borrow up to the cost of attendance per child, minus financial aid from other sources.

      Private consolidation loans. We offer private consolidation loans to student borrowers who have at least one eligible private loan to consolidate.  Like the FFELP consolidation loan, borrowers can combine all of their private education loans up to $125,000 into one loan, with a single lower monthly payment, to be repaid over a term of up to 30 years, depending on outstanding loan amount. These loans are privately funded and guaranteed, credit-based, variable-rate loans with an origination fee based on the applicant’s credit worthiness.

      Private in-school loans. The private in-school loans we market are offered to supplement federal loans and aid available to a wide range of students and their parents, from those enrolled in kindergarten through graduate school, where the federal loans and other aid does not cover the student’s education-related expenses. These loans are privately funded, credit-based, variable-rate loans up to $30,000 per year that generally require a co-signer. The term is up to 25 years depending on the amount of the loan and has an origination fee based on the creditworthiness of the student and co-signer.

      Borrower incentives. We offer borrower incentives that are designed to attract new borrowers and improve their repayment behavior. Our automated clearing house incentive program, which is offered on all of our loans, reduces a borrower’s interest rate by 0.25% per annum for so long as he or she makes monthly payments through automatic deductions from his or her checking or savings account. Approximately 30% of our borrowers currently participate in this program. In addition, we offer FFELP consolidation loan borrowers an on-time incentive program that reduces a borrower’s interest rates by 1.00% per annum for so long as he or she makes a specified number of his or her payments on time and continues to make subsequent payments on time.

      Portfolio funding and liquidity. A key component of our business is maintaining access to diversified funding sources for our education loans. In July 2003, we obtained a one-year, $500.0 million warehouse financing facility to fund our loan originations. In February 2004, the facility was temporarily expanded to $1.0 billion through April 2004 in order to permit us to pool a larger amount of loans for later securitization, at which time it returned to a $500.0 million capacity. We expect to expand the availability of our warehouse facility from time to time in order to more efficiently access the securitization market. The warehouse facility is provided by a commercial paper conduit with liquidity support provided by a national financial institution. Short-term warehousing allows us to originate and fund education loans prior to transferring them into more permanent financing arrangements. We hold loans in our short-term warehousing facility for a period of time ranging from approximately one month to as many as six months. Our warehousing capacity allows us to pool education loans in order to maximize characteristics for efficient securitization financing and to time market conditions for our securitizations.

      We rely upon securitization vehicles as our source of long-term funding for loans. Our first securitization transaction was executed in 2001, utilizing a master trust structure, and was comprised of privately placed auction-rate notes. As the size and volume of our securitizations have increased, we have begun publicly offering asset-backed securities under shelf registration statements. During 2004, 2003 and 2002, we issued $1.1 billion, $1.9 billion and $500.0 million of asset-backed securities, respectively. We had approximately $3.9 billion in asset-backed securities outstanding as of April 30, 2004.

      Forward purchase agreements. We have several forward purchase agreements through which we utilize our marketing platform and access our customer base for third-party lenders. We currently have forward purchase agreements with third-party lenders for whom we market FFELP and private consolidation loans to potential and existing borrowers. Under these agreements, our counterparties have agreed to purchase, or require that we sell to them, a portion of the loan applications that we originate each year. The terms of the agreements generally range from one to three years with varying termination rights, although the parties generally have the right to terminate upon the occurrence of material breach of representations, warranties or covenants, default under debt agreements or material adverse change, regulatory changes, or bankruptcy. Each party has agreed to indemnify the other, subject to certain limitations. In the event we fail to deliver the minimum amount of loan applications required under a forward purchase contract, the counterparty will have the right to renegotiate the fee structure, terminate the agreement or sue for damages.

      We receive a fee for completed loan applications or, in the case of private loans, loan disbursements. Through these forward purchase agreements, third-party lenders are provided access to borrowers without incurring the incremental overhead costs of hiring additional sales and marketing employees. We generally seek to require these counterparties to service the loans we originate or process for origination with our servicer for a pre-determined period of time.

      We are required to represent that the completed loan applications we sell have been originated in compliance with all applicable laws and regulations and, with respect to federally guaranteed loans that the loans are in all respects eligible for federal guarantee. If any of the FFELP consolidation loan applications sold under our forward purchase agreements are deemed ineligible for federal guarantee after funding, we may be required to repurchase the loans and to pay the counterparty any damages that it would suffer as a result of the breach of representation, including any fees that either the counterparty or the Department of Education paid relating to the loans prior to their loans being determined to be ineligible. These fees could include origination fees paid to the Department of Education, special allowance payments paid by the Department of Education on the loans, and guaranty fees paid to third parties. Through March 31, 2004, we have not purchased any loans as a result of the loans being deemed ineligible for federal guarantee.

      Fees received under forward purchase agreements with Citibank (New York State), The Brazos Higher Education Service Corporation, Inc. and ClassNotes, Inc. d/b/a Educaid, each accounted for more than 10% of our net revenue in 2003. Any failure to maintain or replace contractual relationships with these financial institutions or lenders could have a material adverse effect on our ability to sustain or increase our business.

      Marketing agreements. We have a relationship with a financial institution for whom we market private in-school loans, and who agrees to originate and fund the loans we market. Under this contractual relationship, we generate loan applications that are referred to the provider over a pre-determined period of time and at an agreed upon fee. Certain conditions mandate that a specific volume of applications be referred to a provider over a period of time. We are paid for private in-school loan referrals when a loan is funded by a lender. The parties have the right to terminate upon the occurrence of material breach or the bankruptcy of either party.

      Eligible lender. When we originate FFELP loans on our own behalf or when we acquire FFELP loans from others, we engage U.S. Bank National Association as our “eligible lender,” as defined in the Higher Education Act, to act as our trustee to hold title to all such originated and acquired FFELP loans. This eligible lender trustee holds the legal title to our FFELP loans, and we hold 100% of the beneficial interests in those loans. We pay U.S. Bank National Association a fee for serving as indenture trustee and eligible lender trustee equivalent to 0.01% of the outstanding principal balance of the FFELP loans we originate or acquire from others.

      See note 20 of the notes to our consolidated financial statements for segment information relating to our loan origination segment.

Loan servicing

      We specialize in the servicing of federally guaranteed and private education loans. Our servicing division offers a complete line of education loan services, including recovery of non-guaranteed loans, application processing, disbursement of funds, customer service, account maintenance, federal reporting and billing collections, payment processing, default aversion and claim filing. Our contact center staff is trained in all phases of education credit and can address most matters with respect to customers’ accounts, including the origination of new loans. SunTech, our servicer, uses an internally-developed system to manage the servicing process that provides for automated compliance with most Higher Education Act regulations.

      We acquired our wholly-owned servicer, SunTech, on April 15, 2003. SunTech began servicing education loans in 1990 and services many of the loans we have originated since our formation in 1998. Prior to 1990, SunTech was part of the Mississippi secondary market and had serviced loans in that capacity since 1984. As of March 31, 2004, SunTech serviced a portfolio of approximately 386,000 accounts with outstanding FFELP and private education loan balances of approximately $9.6 billion.

      As the primary means of communication with our customers after their loans are originated, our servicing operation is managed to provide our customers consistent and seamless service. Our quality and experience in education loan servicing is evident in the Exceptional Performance status we received from the U.S. Department of Education in May 2004 and in the historical performance of our entire pool of loan assets. As a result, for the period June 1, 2004 through May 31, 2005, we will receive 100% reimbursement on principal and accrued interest of claims submitted to our guarantors and expedited claim processing. The Exceptional Performance designation is granted to lenders and servicers that maintain an overall 97% or higher compliance performance rating with respect to servicing requirements, including converting federal loans to repayment, performing collection activities and filing timely claims with guaranty agencies. We must reapply annually in order to maintain the Exceptional Performance designation.

      Historically, the loan assets we service have had a very low net claim reject rate by guaranty agencies due to servicer error, which is the percentage of claims ultimately rejected by a guaranty agency due to servicer error. Servicing errors occur when loans are not serviced in accordance with the guarantor’s guidelines and can result in the loss of some or all of the insurance on the loans. In 2003, SunTech’s net claim reject rate due to servicer error was approximately 0.02% of all claims filed by us or our servicing customers. If this rate were to increase, our business could be adversely effected. In most cases, as the servicer, we would be obligated to buy the loan from the holder if servicing errors caused the loss of insurance. In 2003, we filed 10,497 claims for insurance. Of these, two were denied for servicing errors. Of the 11,733 claims for insurance submitted in 2002, one was rejected. We believe our internal servicing operation minimizes our credit risk and is an asset as we securitize our portfolio of loans and seek forward purchase partners willing to use us as their loan servicer.

      We provide servicing for third parties for an annual fee per loan. See note 20 of the notes to our consolidated financial statements for segment information relating to our loan servicing segment.

Our Competition

      We face significant competition from numerous competitors, including SLM Corporation, the parent company of Sallie Mae. SLM Corporation originated $15.2 billion of education loans through its preferred channel in 2003, services nearly half of all outstanding FFELP loans and is the largest holder of student loans, with a managed portfolio of approximately $89 billion as of December 31, 2003. In 2002, Sallie Mae began actively marketing consolidation loans and, as a result of its substantial market presence, quickly became a leading originator in the consolidation marketplace. College Loan Corporation originates and retains FFELP loans and markets private education loans. Education Lending Group, Inc. and Nelnet, Inc. hold guaranteed student loans originated with the assistance of third parties.

      We also face competition from other education finance companies and financial institutions that market, originate or purchase guaranteed or private education loans. As we seek to further expand our business, we will face numerous other competitors, many of whom are already well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do and have greater financial and other resources than we do. In addition, several of our competitors have large market capitalizations or cash reserves and are better positioned to acquire companies or portfolios in order to gain market share than we are.

      Many banks, education finance companies and secondary market holders recently have begun to engage in consolidations to prevent loans in their respective portfolios from being consolidated by other lenders. In addition, as interest rates have fallen and the market for consolidation loans has increased, new companies have entered the business of directly marketing loans to consumers who are eligible for consolidation of their education loans.

      We also face competition from the FDL Program. Through the FDL Program, the DOE makes loans directly to students through the educational institutions they attend. The volume of student loans made under the FFEL Program and available for us to originate may be reduced to the extent that the FDL program makes loans to students. The DOE also offers consolidation loans and has marketed this product widely in prior years. However, we believe it has recently reduced its marketing related to consolidation loans.

      Legislation has been proposed aimed at supporting the FDL Program to the detriment of the FFEL Program. If such legislation were to be enacted, this would have a material negative impact on us.

Seasonality

      Origination of FFELP consolidation loans is subject to seasonal changes, both due to the expiration in November and December of the six-month grace period on payment of certain loans after a borrower’s graduation, at which time we typically experience an increase in loan consolidation activity, and to the effects of the July 1 reset in borrow rates. Since we give our borrowers who complete loan applications in the second quarter the option to fund their loans either prior to or after the July 1 reset date, if the current year’s borrower rate increases over the prior year’s borrower rate, loan originations will be shifted to the second quarter; conversely, if the current year rate decreases from the prior year’s rate, originations will be shifted to the third quarter.

      Our private in-school originations are also subject to seasonal patterns. We generally experience an increase in private in-school originations in the third and fourth quarters as students obtain loans to pay their tuition.

      Certain other factors may also cause our quarterly results of operations to vary, including quarterly variations in the marketing expenses we incur, the impact of general economic conditions, changes in interest rates and the introduction of new product offerings. See “Risk Factors— Our quarterly results of operations have varied significantly in the past and are expected to continue to do so, which may cause our stock price to fluctuate.”

Properties

      Our headquarters are currently located in Fredericksburg, Virginia, and we have additional offices in Pinellas Park, Florida, Jackson, Mississippi, Boston, Massachusetts and Washington, DC.

      We lease land and buildings for our executive offices and operations. The following table summarizes information with respect to the principal facilities that we lease:

Location	Principal Activities	Area (sq. feet)	Lease Expiration Date

Fredericksburg, Virginia(1)	Headquarters and call center	54,179	09/30/2005
Jackson, Mississippi	Servicing and loan processing	52,783	04/01/2005	(2)
Pinellas Park, Florida	Call center	18,000	03/01/2005
Boston, Massachusetts	Affinity marketing	4,120	05/31/2006
Washington, DC	Government relations	562	06/30/2004

(1)	We recently signed a new lease for our principal executive offices and will be relocating our headquarters and call center in the third quarter of 2004 to 10304 Spotsylvania Avenue, Fredericksburg, Virginia 22408. The new lease expires in May 10, 2010 and the office space is approximately 64,179 square feet.

(2)	Consists of two leases with concurrent expiration.

Employees

      As of March 31, 2004, we had approximately 795 full-time employees and 194 part-time employees. Approximately 266 of our employees are salaried and approximately 723 are hourly. We are not subject to any collective bargaining agreements, and we consider relations with our employees to be good.

Legal Proceedings

      We are involved in litigation in the ordinary course of business, both as a defendant and as a plaintiff. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending matter will have a material adverse effect on our cash flows, financial condition or results of operations.

MANAGEMENT

      Set forth below are the names, ages as of July 2004, and current positions of our executive officers and current directors.

Name	Age	Position

J. Barry Morrow	51	Chief Executive Officer, President and Director
John R. Elam	58	Executive Vice President—Operations and Information Technology
John T. Fees	37	Executive Vice President and President of Youth Media & Marketing Networks
Kevin A. Landgraver	42	Executive Vice President and Chief Financial Officer
W. Clark McGhee	39	Executive Vice President—Sales and Marketing
John A. Reeves	53	Executive Vice President—Government Relations
Charles L. Terribile	58	Executive Vice President and General Counsel
Donald B. Marron	69	Chairman of the Board and Director
Kenneth M. Duberstein	60	Director
Lawrence A. Hough	60	Director
Bruce J. Rubin	44	Director
Richard J. Sterne	58	Director
Mark F. Vassallo	42	Director

      J. Barry Morrow has been a director and our president and chief executive officer since 2002. From 2000 to 2002, Mr. Morrow served as our president and chief operating officer. Mr. Morrow previously served as the general manager of Financial Partners for the Office of Student Financial Assistance at the U.S. Department of Education from 1999 to 2000. Prior to that, Mr. Morrow spent over 17 years with Sallie Mae in various positions including the senior operations executive. Mr. Morrow holds a B.A. from Virginia Tech and a M.A. in public administration from George Washington University.

      John R. Elam has been our executive vice president of operations and information technology since April 2003 and has been the president and chief operating officer of CFS-SunTech Servicing LLC since April 2004. From 2001 to 2003, Mr. Elam served as senior vice president for Wells Fargo Mortgage. From 1998 to 2001, Mr. Elam served as chief information officer for the North American Mortgage Company. From 1996 to 1998, Mr. Elam served as chief operating officer for the Computer Science Corporation. From 1992 to 1996, Mr. Elam held positions at Chase Manhattan Corporation, serving as both a division senior vice president and vice president of operations and new acquisitions. From 1991 to 1992, Mr. Elam served as the special assistant to the Secretary of Education. From 1990 to 1991, Mr. Elam served as a vice president for Sallie Mae. Mr. Elam holds a B.S. from Auburn University, a M.A. in history from University of Georgia and a M.B.A. from Golden Gate University.

      John T. Fees has been our executive vice president and president of Youth Media & Marketing Networks (“Y2M”) since April 2004. From October 1999 to April 2004, Mr. Fees served as a co-founder and chief executive officer of Y2M, an affinity marketing company. From June 1999 to October 1999, Mr. Fees served as vice president of marketing for Student Advantage Inc. From 1996 to 1999, Mr. Fees served as a senior vice president at First USA Partners where he was responsible for the sales and marketing of affinity credit card programs. Mr. Fees holds a B.S. from Arizona State University and a M.B.A. from Harvard Business School.

      Kevin A. Landgraver has been our executive vice president and chief financial officer since September 2001. From March 1995 to September 2001, Mr. Landgraver served as the senior vice president for Educaid. Mr. Landgraver received a B.A. from Macalester College and a M.B.A. from Rockhurst University.

      W. Clark McGhee has been our executive vice president of sales and marketing since August 2001. From August 1999 to August 2001, Mr. McGhee was the president of Servus Financial Corporation, a wholly owned private education loan subsidiary of Wells Fargo Bank. From June 1986 to August 1999, Mr. McGhee held positions at SunTrust Bank (formerly Crestar Financial Corporation), serving as both executive vice president of its small business and consumer Internet lines of business as well as chief executive officer of SunTrust Education Financial Services Corporation. Mr. McGhee holds a B.S. from the University of Richmond.

      John A. Reeves has been our executive vice president of government relations since June 2002. From October 2000 to June 2002, Mr. Reeves served as the general manager of Financial Partners for the Office of Student Financial Assistance at the U.S. Department of Education. From 1988 to 2000, Mr. Reeves served as president of Educaid. Mr. Reeves holds a B.A. from Lewis & Clark College and a J.D. from Drake University School of Law.

      Charles L. Terribile has been our executive vice president and general counsel since December 2001. Prior to that, Mr. Terribile spent 23 years with First Union Corporation, holding a number of positions, including deputy general counsel for consumer products and services. From 1972 to 1978, Mr. Terribile was an assistant to the commissioner of the New Jersey Department of Banking. From 1970 to 1972, Mr. Terribile served as a deputy attorney general for the New Jersey State Attorney General’s Office. Mr. Terribile holds a B.S. from the Pennsylvania State University and a J.D. from Rutgers School of Law.

      Donald B. Marron has been a director since April 2004, and has been the chairman and CEO of Lightyear Capital, LLC, an entity he founded, since 2001. Mr. Marron served as president of PaineWebber Group Inc. from 1977 to 1980, and as chairman and CEO from 1981 until its merger with UBS AG in November 2000. Following the merger, Mr. Marron served as chairman of UBS America until September 2003. Mr. Marron also serves as a director of Shinsei Bank and Fannie Mae.

      Kenneth M. Duberstein has been a director since July 2004, and has been the chairman and CEO of The Duberstein Group, Inc. an independent strategic planning and consulting company, since July 1989. Mr. Duberstein served as Chief of Staff to the President of the United States from 1988 to 1989. Mr. Duberstein serves as a director of The Boeing Company, ConocoPhillips, Inc., Fannie Mae, Fleming Companies, Inc. and The St. Paul Travelers Companies, Inc. Mr. Duberstein also serves as a governor of the American Stock Exchange and the NASD, Inc.

      Lawrence A. Hough has been a director since April 2004, and as of July 1, 2004, became the chairman and chief executive officer of SynXis Inc., a hotel technology company. Mr. Hough has served as the chairman of Stuart Mill Capital, Inc., an investment management company which he founded, since 1998. In 1999, Stuart Mill Capital, Inc. led an investment group which acquired, managed, and sold SatoTravel, a global travel management company. From July 1990 to August 1997, Mr. Hough served as president and chief executive officer of Sallie Mae, where he had been employed since 1972. Mr. Hough serves as a director of Orbimage, Versura, Inc., and as non-executive chairman of the board of SynXis Inc. Mr. Hough also serves as a trustee of the Shakespeare Theatre, a trustee of the Levine School of Music and a director of Community Foundations of America.

      Bruce J. Rubin has been a director since April 2002, and has been a managing director and chief administrative officer at Lightyear Capital, LLC since 2001. Prior to joining Lightyear, Mr. Rubin spent seven years with the PaineWebber Group Inc., serving as a managing director and chief operating officer of PaineWebber Real Estate Fund and as president and CEO of PaineWebber Properties. Mr. Rubin held various executive positions at Shearson Lehman, Smith Barney and Kidder Peabody from 1989 to 1994. Mr. Rubin also serves on the boards of directors of Kepler Equities, DeepGreen Financial and Ripon Cogeneration, Inc. Mr. Rubin holds a B.A. from Stanford University and a J.D. from Stanford Law School.

      Richard J. Sterne has been a director since May 2002, and has been a partner and managing director of Lightyear Capital, LLC since 2001. From 1999 until joining Lightyear, Mr. Sterne was a managing director at PaineWebber Group Inc. in the Principal Transactions Group, responsible for the firm’s proprietary investments. From 1995 until joining PaineWebber, Mr. Sterne was the chairman and chief executive officer of Links Securities, Inc. Mr. Sterne holds a B.A. from Harvard University and a M.B.A. from Stanford University Business School.

      Mark F. Vassallo has been a director since December 2003, and has been a partner and managing director at Lightyear Capital, LLC since September 2003. Prior to joining Lightyear, Mr. Vassallo spent 16 years at PaineWebber Group Inc. Following the merger of PaineWebber and UBS AG, Mr. Vassallo spent three years at UBS serving as managing director, and as senior advisor to Lightyear Capital. Mr. Vassallo also serves on the boards of directors of New Flyer Industries and Kepler Equities. Mr. Vassallo holds a B.A. from Harvard University and a M.B.A. from Columbia University.

      Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Composition of the Board

      Our board of directors currently consists of seven directors, two of whom are independent. We plan to add additional members to our board of directors within 12 months after the consummation of this offering so that a majority of our board will be independent at that time.

      Pursuant to our amended and restated certificate of incorporation, our board of directors will be divided into three classes. The member or members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, the director or directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which his or her or their term expires. We currently anticipate that the classes will be composed as follows:

•	Class I Directors: Bruce J. Rubin and Richard J. Sterne will be Class I directors and their terms will expire at the 2005 annual meeting of stockholders;

•	Class II Directors: Lawrence A. Hough and Mark F. Vassallo will be Class II directors and their terms will expire at the 2006 annual meeting of stockholders; and

•	Class III Directors: Kenneth M. Duberstein, Donald B. Marron and J. Barry Morrow will be Class III directors and their terms will expire at the 2007 annual meeting of stockholders.

      If the number of directors is increased, the increase in directorships will be apportioned among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of the Board of Directors

      Our board of directors currently has a compensation committee, an audit committee and a nominating and corporate governance committee.

Audit committee

      Our audit committee consists of four members, two of whom are independent. The audit committee will be responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements’ response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) establishing procedures for handling complaints regarding the company’s accounting practices, (12) engaging advisors as necessary to carry out its duties and determining appropriate funding for payment of compensation to independent auditors and advisors, (13) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (14) reporting regularly to the full board of directors.

      Following the consummation of this offering, we plan to replace existing members and nominate additional members to our audit committee, as required, so that a majority will be independent within three months thereafter and all will be independent within twelve months thereafter in accordance with the definition of independence set out in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). Our board of directors has adopted a written charter for the audit committee which will be available on our website.

      The audit committee will be comprised of Mr. Duberstein, Mr. Hough, Mr. Sterne and Mr. Rubin.

Compensation committee

      Our compensation committee consists of four members, two of whom are independent, and will be responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) administration of stock plans and other incentive compensation plans and (4) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

      Following the consummation of this offering, we plan to replace existing members and nominate additional members to our compensation committee, as required, so that a majority will be independent within three months thereafter and all will be independent within twelve months thereafter in accordance with the rules of the Nasdaq National Market. Our board of directors has adopted a written charter for the compensation committee which will be available on our website.

      The compensation committee will be comprised of Mr. Duberstein, Mr. Hough, Mr. Rubin and Mr. Vassallo.

Nominating and corporate governance committee

      Our nominating and corporate governance committee consists of four members, two of whom are independent. The nominating and corporate governance committee will be responsible for (1) developing and making recommendations to our board of directors regarding corporate governance matters and practices, (2) reviewing and making recommendations on the composition of our board of directors, (3) periodically assessing the functioning of our board of directors and its committees, (4) reviewing and making recommendations regarding non-employee director compensation and (5) performing any other activities that the nominating and governance committee, our board of directors or our chief executive officer deems necessary or appropriate.

      Following the consummation of this offering, we plan to replace existing members and nominate additional members to our nominating and corporate governance committee, as required, so that a majority will be independent within three months thereafter and all will be independent within twelve months thereafter in accordance with the rules of the Nasdaq National Market. Our board of directors has adopted a written charter for the nominating and corporate governance committee which will be available on our website.

      The nominating and corporate governance committee will be comprised of Mr.Duberstein, Mr. Hough, Mr. Marron and Mr. Vassallo.

Compensation Committee Interlocks and Insider Participation

      None of the members of our compensation committee is or has been an officer or an employee of the company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director and Executive Compensation

Director compensation

      We do not currently pay any compensation to any of our directors for serving as a director or as a member or chair of a committee of the board of directors. Following the consummation of this offering, we plan to pay our outside directors $18,000 annually, as well as $1,500 for each board meeting or committee meeting attended in person and $750 for each board meeting or committee meeting attended telephonically. In addition, the chairman of the audit committee will be paid $9,000 annually, and the chairmen of the compensation and nominating and corporate governance committees will each be paid $5,000 annually. Directors will also be eligible to participate in our Stock Incentive Plan.

Executive compensation

      As an independent company, we have established executive compensation practices that link compensation with our performance as a company. We will continually review our executive compensation programs to ensure that they are competitive.

      The following table shows 2003 compensation information on an annual basis, to the extent that it is currently determinable, for our chief executive officer and our four other most highly compensated executive officers based on salary, whom we refer to as the “named executive officers.” Other Annual Compensation represents our estimate of perquisites payable to the named executive officers for 2003 and long-term compensation represents the options that have been awarded to the named executive officers in 2003.

Summary Compensation Table

							Long-term
							compensation
	Annual compensation
							Securities
Name and principal						Other annual	underlying	All other
position	Year	Salary($)		Bonus($)		compensation($)	options ($)	compensation($)

J. Barry Morrow, Chief Executive Officer	2003	$419,923		$625,000		$—	$—	$6,138	(1)
Kevin A. Landgraver, Executive Vice President and Chief Financial Officer	2003	243,338		280,000		—	—	6,060	(1)
W. Clark McGhee, Executive Vice President — Marketing	2003	259,108		230,000		—	—	6,054	(1)
Charles L. Terribile, Executive Vice President and General Counsel	2003	212,569		220,000		—	—	6,258	(1)
John R. Elam, Executive Vice President — Servicing and Operations	2003	142,789	(2)	125,000	(2)	—	—	91,752	(3)

(1)	Represents employer contributions to the company’s 401(k) plan with respect to this executive officer and nominal amounts with respect to paid leave.

(2)	Represents amount earned in 2003 from employment starting on April 28, 2003 of an annual salary of $225,000 and a pro-rated annual bonus.

(3)	Reflects amounts received with respect to relocation reimbursement.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      None of our named executive officers exercised stock options during the year ended December 31, 2003. The following table sets forth information on unexercised options to purchase our common stock held by the named executive officers as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the values of the unexercised in-the-money options have been calculated based on an initial public offering price of $16.00 per share, less the per share exercise price, multiplied by the number of shares underlying the options.

	Number of securities		Value of unexercised
	underlying unexercised		in-the-money options
	options at fiscal year end		at fiscal year end

	Exercisable	Unexercisable	Exercisable	Unexercisable

J. Barry Morrow	32,177	146,585	$485,586	$2,212,112
Kevin A. Landgraver	14,158	64,497	213,658	973,329
W. Clark McGhee	16,732	76,224	252,505	1,150,298
Charles L. Terribile	11,584	52,771	174,811	796,360

Stock Incentive Plan

      Overview. Our board of directors adopted the Stock Incentive Plan, or the Plan, on May 16, 2002, and our stockholders approved the Plan on May 16, 2002. The maximum aggregate number of shares of common stock that may be issued pursuant to all awards under the plan is 1,001,070, of which 450,481 have been granted.

      The board has adopted an amended and restated version of the Plan, which will be effective upon approval by our stockholders prior to this offering. Effective as of the consummation of the offering, the amended and restated version of the Plan will increase the maximum number of shares of common stock that may be issued pursuant to the Plan to 4,566,952, and will provide for the grant of options and other equity-based awards relating to our publicly traded common stock. Upon consummation of this offering, our named executive officers will receive grants of restricted stock and options to purchase our common stock with an exercise price equal to the initial offering price in the following amounts:

	Shares of	Shares underlying
	restricted stock(1)	stock option grants

J. Barry Morrow	131,037	301,354
Kevin A. Landgraver	35,695	82,089
W. Clark McGhee	29,772	68,468
Charles L. Terribile	23,849	54,846
John R. Elam	23,849	54,846

(1)	Does not include grants of approximately 52,500 shares of unrestricted stock to our management that will be made as part of one-time bonuses in connection with this offering. See “— Employment Agreements”.

     Upon consummation of this offering, officers and employees of the Company (including our named executive officers as described above) are expected to receive grants of approximately 314,575 shares of restricted and unrestricted stock in the aggregate and options to purchase 1,013,646 shares of our common stock in the aggregate, with an exercise price equal to the initial offering price.

      The terms of the Stock Incentive Plan are described more fully below.

      Outstanding options. On May 16, 2002, the board of directors approved the grant to five employees of options to purchase 450,481 shares of our common stock. Each option had an exercise price of $0.91 per share. Of these granted options, as of March 31, 2004, 81,087 shares were currently vested and exercisable and, of the remaining 369,394 options, 170,039 became vested and exercisable as of the date the executives enter into the new employment agreements described below, and all remaining options will become fully vested and exercisable on the first anniversary of such date.

      Types of awards. The Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock and other stock-based awards to our employees, directors and consultants and to those of our subsidiaries and affiliates.

      Administration. The plan will be administered by our board of directors, our compensation committee or a committee designated by the board, which committee (1) will be constituted in such a manner as to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Securities Exchange Act, in accordance with Rule 16b-3 and (2) will consist of “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code, as amended. The committee will have the discretion to approve forms of award agreements for use under the plan, construe and interpret the terms of the Plan and awards, and amend the terms of any outstanding award, including to provide for accelerated vesting of the award, so long as any amendment does not adversely affect the grantee’s rights under the outstanding award. The committee will have the authority to take action it deems appropriate that is not inconsistent with the terms of the Plan.

      Options. Unless otherwise provided at the time of grant, options will become exercisable in 25% installments on each of the first four anniversaries of the date of the consummation of this offering. All options that are held by an option holder whose employment or services terminates due to such option holder’s death or disability will become fully vested and exercisable as of such date. The board of directors or committee administering the Plan will have the discretion to provide that options will become fully vested and exercisable upon a change of control (as defined in the Plan) however, options held by our executive officers will become fully vested and exercisable upon a change of control.

      The committee will determine the exercise price for each option, but each option must have an exercise price that is at least equal to 85% of the fair market value of a share of our common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price (1) in cash, (2) by check, (3) by surrender of shares of common stock or delivery of a form of attestation of ownership of shares of common stock that have been owned by the option holder for at least six months or for such other period consistent with applicable accounting rules, with a fair market value on the date of surrender or attestation equal to the aggregate exercise price, (4) payment through the delivery of irrevocable instructions to a broker-dealer to immediately sell shares obtained upon the exercise of the option and, out of the sale proceeds, deliver to the Company an amount equal to the exercise price for the shares of common stock being purchased or (5) any combination of the foregoing methods.

      Restricted stock and other stock-based awards. The Plan will provide that the committee may grant awards of shares of restricted common stock, shares of common stock, and awards that are valued by reference to, or that are otherwise based on, the fair market value of shares of common stock. Such awards will be subject to terms and conditions established by the committee.

      Amendment and termination. Subject to compliance with applicable laws, our board of directors may amend, suspend or terminate the Plan at any time, as long as the amendment, suspension or termination does not diminish any of the rights of a participant under any awards previously granted under the Plan without the consent of the participant.

401(k) Plan

      In July 2000, we established a retirement savings plan under section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax-deferred basis through contributions to the 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. Our 401(k) plan permits us to make discretionary matching contributions on behalf of eligible employees and for the year ended December 31, 2003, we matched 100% of the first 3% of the employee’s compensation to a maximum of $6,000 per year. As of January 1, 2004, we raised our maximum company match to $6,150 per year. The match percentage and maximum employer contribution is designated on an annual basis at our discretion and may charge in future periods. Our discretionary contributions vest immediately. Our discretionary matching contributions to the 401(k) plan totaled $0.8 million, $0.6 million and $0.4 million in 2003, 2002 and 2001, respectively.

Employment agreements

      We have negotiated new employment agreements with each of our executive officers. The following is a description of these new agreements.

     Employment agreement with J. Barry Morrow

      Prior to the consummation of the offering, we entered into an employment agreement with Barry Morrow, pursuant to which Mr. Morrow will serve as our chief executive officer. Mr. Morrow will also serve as a member of our board of directors. The agreement will be in effect for a term of three years, subject to automatic, successive one-year extensions thereafter unless either party gives the other 120 days prior notice that the term will not be extended.

      The employment agreement provides for an annual base salary of $450,000, subject to annual review by the compensation committee. The agreement also provides for an annual bonus payment at amounts established by the compensation committee, subject to the achievement of performance criteria. At the discretion of the compensation committee, a portion not to exceed 50% of the annual bonus may be paid in restricted or unrestricted shares of our common stock, to be issued from our Stock Incentive Plan. During the term, Mr. Morrow will be entitled to (1) participate in employee benefit programs on a basis that is no less favorable than is provided to any of our senior management, (2) a $10,000 annual allowance for tax preparation, planning and advice, (3) reimbursement of reasonable expenses incurred while performing duties under the employment agreement and (4) vacation time as provided under the terms of our paid-time-off policy.

      In addition, Mr. Morrow will be entitled to a one-time bonus to be paid upon the successful completion of the initial public offering. The bonus may be paid in one of two ways: (1) as a cash payment equal to $750,000 before the application of any applicable withholding taxes or (2) as a stock and cash grant to Mr. Morrow such that his after-tax position is the same as that described in clause (1). If this bonus is paid as a stock and cash grant, Mr. Morrow will be restricted from selling such stock for one year following the completion of the initial public offering. Upon the successful completion of the initial public offering, Mr. Morrow also will be granted options to purchase up to 0.90% of the fully diluted outstanding shares of our common stock at the time of the offering, or 301,354 shares, at an exercise price equal to the initial offering price and shares of restricted stock up to 0.39% of the fully diluted outstanding shares of our common stock at the time of the offering, or 131,037 shares. These options and restricted shares will vest in equal amounts over four years. The employment agreement also provides that, upon completion of the initial public offering, Mr. Morrow will be required to repay his outstanding loan to the Company.

      Under the employment agreement, if Mr. Morrow’s employment is terminated prior to the expiration of the term due to his death or disability, he will be entitled to receive (1) 100% of his annual base salary, (2) a pro-rated annual bonus and (3) payment by us of the cost for continued medical coverage for 12 months after termination. If his employment is terminated prior to the expiration of the term by us without “cause” (as defined in the agreement) or by Mr. Morrow for “good reason” (as defined in the agreement) (each, a “qualifying termination”), he will be entitled to an amount equal to 1.5 times the sum of (1) his annual base salary and (2) the average of his annual cash bonus over the last two years, and to payment by us of the cost for continued medical coverage for 18 months after termination.

      In the event of a qualifying termination within 12 months after a “change of control” (as defined in the agreement), Mr. Morrow will be entitled to an amount equal to 2 times the sum of (1) his annual base salary and (2) the average of his annual cash bonus over the last two years, and to payment by us of the cost for continued medical coverage for 24 months after termination. To the extent that any such payment (alone or with other compensation payable to Mr. Morrow) would subject him to an excise tax under Section 4999 of the Code or any similar tax by any taxing authority, we will make an additional cash payment to Mr. Morrow such that Mr. Morrow’s net after-tax compensation is not reduced by such excise or similar tax.

      The employment agreement provides that each year, Mr. Morrow may make a pre-tax deferral contribution of up to $50,000 into a non-qualified supplemental executive retirement plan (a “SERP”), after taking into account Mr. Morrow’s contributions to our 401(k) Plan. We will match, in cash or stock, 100% of the amount that Mr. Morrow contributes to the SERP. Mr. Morrow will vest in our match ratably over three years. If Mr. Morrow terminates his employment at (1) age 60 and after five years of continuous service or (2) age 62 (the “retirement age”), he will be fully vested in amounts under the SERP and will be entitled to receive payment by us of the cost for continued medical coverage for 18 months after his retirement.

      In addition, all options to purchase shares of our common stock and/or restricted shares of our common stock held by Mr. Morrow will fully vest and, as applicable, be exercisable immediately, and all restrictions on the restricted shares will lapse upon the occurrence of any of the following events: (1) Mr. Morrow’s termination of employment at the retirement age, (2) termination of Mr. Morrow’s employment prior to the expiration of the term due to his death or disability or (3) a qualifying termination within 12 months after a change of control.

      Under the employment agreement, Mr. Morrow is subject to certain restrictions on competition during his employment and for two years after termination of his employment.

Employment agreements with Executive Vice Presidents

      Prior to the consummation of the offering, we entered into substantially similar employment agreements with John R. Elam, Kevin A. Landgraver, W. Clark McGhee and Charles L. Terribile (each, an “Executive”). Each employment agreement provides for the Executive’s employment as an executive vice president of the Company. Each agreement will be in effect for a term of one year, subject to automatic, successive one-year extensions thereafter unless either party gives the other 60 days prior notice that the term will not be extended.

      Each of the Executives will receive an annual base salary, subject to annual review by the compensation committee. The annual base salary for each Executive is: Mr. Elam, $235,000, Mr. Landgraver, $265,000, Mr. McGhee, $266,000 and Mr. Terribile, $225,000. The agreements also provide for annual bonus payments at amounts established by the compensation committee, subject to the achievement of performance criteria. At the discretion of the compensation committee, a portion not to exceed 50% of the annual bonus may be paid in restricted shares of our common stock, to be issued under our Stock Incentive Plan or in unrestricted shares of our common stock. During the term, the Executives will be entitled to (1) participate in employee benefit programs generally available to our senior management, (2) an annual allowance of $5,000 for tax preparation, planning and advice, (3) reimbursement of reasonable expenses incurred while performing duties under the employment agreements and (4) vacation time as provided under the terms of our paid-time-off policy.

      In addition, each Executive will be entitled to a one-time bonus to be paid upon the successful completion of the initial public offering. This bonus for each Executive will be: Mr. Elam, $100,000, Mr. Landgraver, $250,000, Mr. McGhee, $150,000 and Mr. Terribile, $150,000. The bonus may be paid in one of two ways: (1) as a cash payment equal to a certain amount before the application of any applicable withholding taxes or (2) as a stock and cash grant to the Executive such that his after-tax position is the same as that described in clause (1). If this bonus is paid as a stock and cash grant, the executive will be restricted from selling such stock for one year following the completion of the initial public offering. Upon the successful completion of the initial public offering, each Executive also will be granted options to purchase up to a percentage of the fully diluted outstanding shares of our common stock at the time of the offering, at an exercise price equal to the initial offering price and to a number of restricted shares up to a percentage of the fully diluted outstanding shares of our common stock at the time of the offering. The option percentage for each Executive will be up to: Mr. Elam, 0.16%, Mr. Landgraver, 0.24%, Mr. McGhee, 0.20% and Mr. Terribile, 0.16% or 54,846 shares, 82,089 shares, 68,468 shares and 54,846 shares, respectively. The restricted share percentage for each Executive will be up to: Mr. Elam, 0.07%, Mr. Landgraver, 0.11%, Mr. McGhee, 0.09% and Mr. Terribile, 0.07% or 23,849 shares, 35,695 shares, 29,772 shares and 23,849 shares, respectively. These options and restricted shares will vest in equal amounts over four years.

      Under the employment agreements, if an Executive’s employment is terminated prior to the expiration of the term due to his death or disability, he will be entitled to receive (1) 100% of his annual base salary, (2) a pro-rated annual bonus based on the number of days worked until his termination and (3) payment by us of the cost for continued medical coverage for 12 months after termination. If an Executive’s employment is terminated prior to the expiration of the term by us without cause or by the Executive for good reason, the Executive will be entitled to an amount equal to (1) 100% of his annual base salary and (2) 100% of the average of his annual cash bonus over the last two years, and to payment by us of the cost for continued medical coverage for 12 months after termination.

      In the event of a qualifying termination within 12 months after a change of control, each Executive will be entitled to an amount equal to (1) 1.5 times the sum of his annual base salary and (2) 100% of the average of his annual cash bonus over the last two years, and to payment by us of the cost for continued medical coverage for 18 months after termination. To the extent that any such payment (alone or with other compensation payable to the Executive) would subject him to an excise tax under Section 4999 of the Code or any similar tax by any taxing authority, we will make an additional cash payment to the Executive such that the Executive’s net after-tax compensation is not reduced by such excise or similar tax.

      In addition, all options to purchase shares of our common stock and/or restricted shares of our common stock held by the Executives will fully vest and, as applicable, be exercisable immediately, and all restrictions on the restricted shares will lapse upon the occurrence of any of the following events: (1) termination of the Executive’s employment prior to the expiration of the term due to his death or disability or (2) a qualifying termination within 12 months after a change of control.

      The employment agreements provide that, each year, the Executives may make a pre-tax deferral contribution of up to $25,000 into a SERP, after taking into account each Executive’s contributions to our 401(k) Plan. We will match, in cash or stock, 100% of the amount that each Executive contributes to the SERP. Each Executive will vest in our match ratably over three years. Each Executive may terminate his employment at the retirement age, at which time each Executive will be fully vested in amounts under the SERP and will be entitled to receive payment by us of the cost for continued medical coverage for 18 months after his retirement.

      Under the employment agreements, the Executives are subject to certain restrictions on competition during employment and for a year after termination of employment.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of May 31, 2004 and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by them. The number of shares of common stock outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying stock options and warrants held by the person or entity that are exercisable within 60 days of May 31, 2004, but excludes common stock underlying stock options held by any other person or entity. Percentage of beneficial ownership prior to this offering is based on 21,071,523 shares of common stock outstanding as of May 31, 2004. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Collegiate Funding Services LLC, 100 Riverside Parkway Suite 125, Fredericksburg, Virginia 22406.

		Percentage of shares
		outstanding(1)(2)
	Shares beneficially
	owned prior to	Prior to this
Name of beneficial owner	this offering(1)(2)	offering	After this offering

5% stockholders:
Lightyear entities(3)(4)	15,346,079	72.8%	50.4%
Caisse de Dépôt et Placement du Québec(4)(5)	2,433,341	11.5	8.0
TCW entities(4)(6)	2,151,191	9.8	6.9
Executive officers and directors:
J. Barry Morrow(4)	275,080	1.3	*
Kevin A. Landgraver(4)	47,451	*	*
W. Clark McGhee(4)	61,123	*	*
Charles L. Terribile(4)	44,877	*	*
John Reeves	—	—	—
John R. Elam	—	—	—
John T. Fees	—	—	—
Donald B. Marron(3)	—	—	—
Kenneth M. Duberstein	—	—	—
Lawrence A. Hough	—	—	—
Bruce J. Rubin(3)	—	—	—
Richard J. Sterne(3)	—	—	—
Mark Vassallo(3)	—	—	—
All directors and executive officers as a group (13 persons)	428,531	2.0	1.4

*    Indicates less than 1%.

(1)	Shares beneficially owned include the following number of shares underlying outstanding options exercisable within 60 days of May 31, 2004: J. Barry Morrow—32,177 shares; K. Landgraver—14,158 shares; W. Clark McGhee—16,732 shares; C. Terribile—11,584 shares; and all directors and executive officers as a group—74,651 shares.

(2)	Shares beneficially owned do not include: (a) the following number of shares underlying outstanding options which became exercisable upon the execution of their respective employment agreements which were entered into in connection with this offering: J. Barry Morrow—73,292 shares; K. Landgraver—32,249 shares; W. Clark McGhee—38,112 shares; C. Terribile—26,386 shares; and all directors and executive officers as a group—170,039 shares; and (b) the following approximate number of shares of restricted and unrestricted stock which will be granted to the holder in connection with the consummation of this offering: J. Barry Morrow—159,162 shares; K. Landgraver—45,070 shares; W. Clark McGhee—35,397 shares; C. Terribile—29,474 shares; John R. Elam—27,599 shares; John A. Reeves—17,873 shares; and all directors and executive officers as a group—314,575 shares. See “Management—Stock Incentive Plan.”

(3)	Shares shown as beneficially owned by the Lightyear entities are held directly by The Lightyear Fund, L.P. and Lightyear Co-Invest Partnership, L.P. The Lightyear Fund G.P., LLC is the sole general partner of each of these entities. Messrs. Rubin, Sterne and Vassallo are members of The Lightyear Fund G.P., LLC which has investment and voting control over the shares controlled by each of these entities, and may be deemed to be beneficial owners of such shares. Mr. Marron is the founding member of Lightyear and, as such, may also be deemed to share beneficial ownership of the shares controlled by these entities. Each of The Lightyear Fund G.P., LLC and

Messrs. Marron, Rubin, Sterne and Vassallo disclaim beneficial ownership of such shares. The address of each of the Lightyear entities is c/o Lightyear Capital, LLC, 51 West 52nd Street, 23rd Floor, New York, New York 10019.

(4)	Also holds shares of preferred stock of CFSL Acquisition Corp. in the following amounts as of March 31, 2004 and, upon consummation of this offering, will receive the liquidation preference noted with respect to such shares (plus, in each case, dividends accrued at the rate of 10% per annum from March 31, 2004) to be paid from the proceeds of this offering: Lightyear entities—11,817,679 shares or $63,065,348; Caisse de Dépôt et Placement du Québec—1,873,938 shares or $9,994,951; TCW entities—1,561,656 shares or $8,350,191; J. Barry Morrow — 76,665 shares or $429,737; W. Clark McGhee — 34,069 shares or $190,970; K. Landgraver — 25,551 shares or $143,223; and C. Terribile — 25,551 shares or $143,223.

(5)	The address for Caisse de Dépôt et Placement du Québec is Centre CDP Capital, 1000, place Jean-Paul-Riopelle, Montréal (Québec) Canada H2Z 2B3.

(6)	Includes TCW/ Crescent Mezzanine Partners III, L.P., TCW/ Crescent Mezzanine Trust III, TCW Crescent/ Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV and includes 885,299 shares issuable upon exercise of warrants for nominal consideration. The address for the TCW entities is c/o TCW/Crescent Mezzanine, 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with Lightyear and Existing Shareholders

      The Lightyear Fund, L.P. is a private equity fund based in New York. It was formed on November 3, 2000 as a limited partnership pursuant to the laws of the State of Delaware, and commenced operations on January 1, 2001. As an investment fund, The Lightyear Fund, L.P. seeks capital appreciation through direct private equity and equity-related investments, including leveraged acquisitions, buildups, recapitalizations, restructurings, management buyouts, pre-public offering opportunities and growth equity transactions. The Lightyear Fund, L.P. and its affiliates, or Lightyear, acquired their interest in us in May 2002. After giving effect to this offering, Lightyear will beneficially own 50.4% of our common stock, assuming no exercise of the underwriters’ overallotment option.

      Under a Management Agreement, dated May 17, 2002, as amended, among us, Lightyear Capital, LLC, CFSL Acquisition Corp. and Collegiate Funding Services, L.L.C., we pay a management fee equal to $1.25 million per annum to Lightyear, plus reasonable out-of-pocket expenses. In return, Lightyear provides consulting and management advisory services, including advice on financial and strategic corporate planning and such other management services as Lightyear and we may agree. As of March 31, 2004, we had no accrued liability for management fees. Lightyear may in the future receive customary fees for advisory services rendered to us. Such fees will be negotiated from time to time with the independent members of our board of directors on an arm’s-length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services. Since May 2002, we have paid fees to Lightyear totaling approximately $4.94 million, consisting of $2.19 million in management fees and a $2.75 million fee paid in connection with the transaction in which Lightyear acquired its interest in our company. Under the management agreement, our board of directors will have the ability to terminate the agreement and pay Lightyear an amount equal to the discounted present value of future fees payable under the agreement.

      Under a Stockholders Agreement dated May 17, 2002, among us, Lightyear, TCW and CDP Financial Services (US) LP and certain other principal investors, which we refer to as the existing stockholders, Lightyear and these other investors have registration rights (including with respect to this offering). Pursuant to these registration rights, beginning 180 days after the consummation of this offering, holders of our common stock that are party to the agreement holding at least 50% of our common stock and TCW each may demand that we register all or part of their common stock so long as the shares to be offered pursuant to the request have an aggregate offering price of at least $5 million (based on the then current market price). We will be required to fulfill such obligation except in limited circumstances. The number of shares to be included in any such public offering will not exceed the maximum number that can be sold without having a material adverse effect on the success of the offering, based on the opinion of the managing underwriter of such offering. The existing stockholders are collectively entitled to demand registration of their common stock on three occasions, together with an additional demand that may be made by TCW. These rights may also be exercised on an unlimited number of occasions with respect to registration statements on Form S-3, provided that we will not be obligated to effect more than one registration in any twelve-month period, so long as the stock to be registered has an aggregate value of at least $10 million.

      In addition, subject to limited exceptions, if we propose to register any shares of our capital stock, whether or not for sale for our own account, we are required to provide notice to the existing stockholders, and if requested by such stockholders, we will include their shares in the registration statement. The shares to be included in any such public offering will not exceed the maximum number that the managing underwriter determines can be sold in such an offering without having a material adverse effect on the success of the offering, with priority given to securities sought to be included at the request of TCW (if such registration was made pursuant to a demand of TCW) and then the other existing stockholders. These registration rights have been waived with respect to this offering.

      We have agreed to pay certain expenses and indemnify the existing stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration under the Stockholders Agreement.

      Other provisions of the Stockholders Agreement that pertain to management rights, rights of first refusal, rights of co-sale, transfer restrictions, preemptive rights and drag along rights will terminate upon consummation of the offering.

Management

      In May 2002, we loaned Mr. Morrow $337,532 to purchase our common and preferred stock. As of May 16, 2003, $352,457 was outstanding under the loan and as of June 30, 2004, approximately $344,000 remained outstanding. The loan was secured by the pledge of 99,892 shares of common stock and 76,665 shares of our preferred stock. Interest accrues on the unpaid principal amount of the loan at a rate of LIBOR plus 3.00%. Unless the Company otherwise consents, the loan must be repaid with proceeds from the sale of the pledged shares. The loan is required to be repaid at the time of the consummation of this offering.

Other

      Kepler Equities S.A. will earn $100,500 in fees as a member of the selling group for this offering in Europe. Lightyear beneficially owns a majority of the equity of Kepler Equities S.A. as well as a majority of our common stock.

DESCRIPTION OF CAPITAL STOCK

      The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, as well as the applicable provisions of the Delaware General Corporation Law.

Authorized Capitalization

      Our authorized capital stock consists of 36,000,000 shares of Class A common stock, par value $.001 per share, 6,000,000 shares of Class B common stock, par value $.001 per share and 20,000,000 shares of preferred stock, par value $0.001 per share. As of May 31, 2004, 20,717,645 shares of Class A Common Stock were issued and outstanding, 353,878 shares of Class B Common Stock were issued and outstanding and were held by 20 holders. No shares of preferred stock were issued and outstanding.

      Immediately prior to the consummation of this offering, the Company will complete a 1.430099-for-one stock split and will amend its amended and restated certificate of incorporation to eliminate the Class A Common Stock and Class B Common Stock in order to create a single class of common stock. Immediately following the consummation of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.001 per share and 20,000,000 shares of preferred stock, par value $0.001 per share. There are expected to be 30,446,523 shares of common stock issued and outstanding (or 31,852,773 shares if the underwriters exercise their over-allotment option in full), and no shares of preferred stock issued and outstanding.

Common stock

      Voting rights. Holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not and will not have cumulative voting rights in the election of directors.

      Dividend rights. Holders of common stock are and will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Our senior credit facility imposes restrictions on our ability to declare dividends with respect to our common stock and future agreements may similarly restrict dividend payments.

      Liquidation rights. Upon liquidation, dissolution or winding up, the holders of common stock are and will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

      Other matters. The common stock has no and will have no preemptive or conversion rights and is not and will not be subject to further calls or assessment by us. There are and will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are and will be, as applicable, fully paid and non-assessable.

Preferred stock

      Our certificate of incorporation authorizes and will authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Warrants

      We have issued warrants to purchase an aggregate of 1,430,099 shares of Class A common stock to holders of our senior notes. These warrants are currently exercisable, expire in May 2012 and have an exercise price of $0.007 per share. The warrants are subject to customary anti-dilution adjustments. Additional terms of the warrants are set forth in the warrant agreement that is filed as an exhibit to the registration statement of which this prospectus forms a part.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

      Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware anti-takeover statute

      We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”). Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a

“business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the “business combination” or the transaction in which the stockholder became an “interested stockholder” is approved by the board of directors prior to the date the “interested stockholder” attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the voting stock outstanding, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or subsequent to the date a person became an “interested stockholder,” the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

      “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the preceding three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

      Our board of directors approved the transaction whereby Lightyear became an “interested stockholder” prior to its consummation. As a result, Lightyear is not subject to the restrictions of Section 203 of the DGCL.

      In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified board

      Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation and bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors.

Removal of directors; vacancies

      Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and the bylaws will provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also will provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if the number of directors voting would not constitute a quorum, unless the DGCL expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders in which case such a directorship may only be filled by the affirmative vote of holders of at least 80% of the voting power of the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

No stockholder action by written consent; calling of special meetings of stockholders

      Our amended and restated certificate of incorporation will prohibit stockholder action by written consent. It will also provide that special meetings of our stockholders may be called only by the chairman of our board of directors or by the President or Secretary at the direction of our board of directors pursuant to a resolution approved by our board of directors.

Advance notice requirements for stockholder proposals and director nominations

      Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

      Generally, to be timely, a stockholder’s notice must be received by our secretary at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on liability and indemnification of officers and directors

      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

      Our amended and restated certificate of incorporation and bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

      The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Supermajority provisions

      The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that the following provisions in the certificate of incorporation may be amended only by a vote of 80% or more of all of the outstanding shares of our stock entitled to vote:

•	classified board (the election and term of our directors);

•	the removal of directors and the filling of vacancies on our board of directors;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in the chairman of our board of directors or our president or secretary acting at the direction of our board of directors;

•	the ability of our board of directors to amend and repeal our bylaws without a stockholder vote; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

      In addition, our amended and restated certificate of incorporation will grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation. Our amended and restated certificate of incorporation will also provide that the following provisions in our bylaws may be amended only by a vote of 80% or more of all of the outstanding shares of our common stock entitled to vote:

•	the ability to call a special meeting of stockholders being vested solely in the chairman of our board of directors or our president or secretary acting at the direction of our board of directors;

•	the advance notice requirements for stockholder proposals and director nominations;

•	the election and term of our directors;

•	the removal of directors and the filling of vacancies on our board of directors; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

      There will be no provisions in our amended and restated certificate of incorporation that will require different treatment for Lightyear than for any other of our stockholders.

Authorized but Unissued Capital Stock

      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq National Market, which would apply so long as our common stock is listed on the Nasdaq National Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock.

      One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

      Continental Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Listing

      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “CFSI.”

CFSL Acquisition Corp. preferred stock

      As of March 31, 2004, our subsidiary, CFSL Acquisition Corp., had 17,062,830 shares of preferred stock issued and outstanding with an aggregate liquidation preference of $91.3 million. Immediately following the consummation of this offering, we expect to pay the liquidation preference of this preferred stock (including accrued and unpaid dividends at the rate of 10% per annum) in connection with the merger of CFSL Acquisition Corp. into its parent, Collegiate Funding Services, Inc. in accordance with a plan of liquidation for federal tax purposes. The actual amount required to pay the liquidation preference of the shares of preferred stock issued by our subsidiary will be affected by the amount of dividends accrued from March 31, 2004 to the date of the offering. Dividends accrue at a rate of 10% per annum. At July 20, 2004, the aggregate liquidation preference of the preferred stock will be approximately $94.0 million.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

      Upon the consummation of this offering, we will have outstanding an aggregate of approximately 30,446,523 shares of common stock, assuming no exercise of the over-allotment option, and outstanding warrants for 1,430,099 shares exercisable for nominal consideration. In addition, we will have reserved and available for issuance 4,566,952 shares of common stock pursuant to the Stock Incentive Plan. Of the outstanding 30,446,523 shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock and any of the shares issued pursuant to the warrants or the Stock Incentive Plan will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

      Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares of our common stock will be available for sale in the public market under exemptions from registration requirements as follows:

Number of shares	Date

18,319,659	At various times after 180 days from the date of this prospectus (subject to volume limitations and other conditions under Rule 144)
4,181,963	At various times after 180 days from the date of this prospectus (Rule 144(k))

Rule 144

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock or approximately 304,465 shares assuming no exercise of the over-allotment option; and

•	the average weekly reported volume of trading in the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that such persons sell their shares other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from such person.

Lock-Up Agreements

      We have obtained lock-up agreements from our officers, directors and stockholders, holding substantially all of our outstanding common stock, including Lightyear and certain other investors, under which they will agree not to transfer or dispose of, directly of indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of both J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to limited exceptions.

Stock Options and Restricted Stock

      Pursuant to our stock incentive plan, we have granted options to purchase approximately 450,481 shares of our common stock. Of these granted options, as of May 31, 2004, 81,087 shares were vested and exercisable and, of the remaining 369,394 options, 170,039 became vested and exercisable as of the date the executive officers enter into their new employment agreements, and all remaining options will become fully vested and exercisable on the first anniversary of such date. Upon the consummation of this offering, we expect to grant certain of our officers and employees approximately 314,575 additional shares of restricted and unrestricted stock and options to purchase 1,013,646 shares of common stock, assuming the underwriters do not exercise their over-allotment option. We have reserved an additional 2,788,250 shares for future issuance under our stock incentive plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares of restricted stock or shares issued or issuable upon the exercise of stock options.

      After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following summary describes the material United States federal income and estate tax consequences of the ownership of our common stock by a “non-U.S. holder,” as defined below, as of the date of this prospectus. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, which we refer to as the “Code.” These non-U.S. holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus, and these authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those discussed below. Persons considering the ownership of our common stock should consult their own tax advisors concerning the United States federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their own tax advisors.

      As used in this section of the prospectus, a “non-U.S. holder” means a beneficial owner of our common stock, other than an entity treated as a partnership, that is not any of the following for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Dividends

      Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN or other applicable form and certify under penalty of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Our Common Stock

      A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder,

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We believe we are not, and do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption.

      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or such owner otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

      We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	shares

J.P. Morgan Securities Inc.	3,281,250
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,281,250
Citigroup Global Markets Inc.	937,500
Credit Suisse First Boston LLC	937,500
Banc of America Securities LLC	468,750
Keefe, Bruyette & Woods, Inc.	468,750

Total	9,375,000

      You may contact the representatives of the underwriters at the addresses set forth below for information on how to purchase common shares in this offering. You may contact J.P. Morgan Securities Inc. at 277 Park Avenue, New York, New York 10172 and Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, New York 10080.

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all the common shares offered by us if they purchase any shares.

      The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.67 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

      The underwriters have an option to buy up to 1,406,250 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.12 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discounts and Commissions

	Without	With
	over-allotment	over-allotment
	exercise	exercise

Per Share	$1.12	$1.12
Total	$10,500,000	$12,075,000

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, transfer agents’ fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $3.4 million.

      A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

      We and our directors, executive officers and our existing stockholders have entered into lock-up agreements prior to the commencement of this offering pursuant to which we and such holders of stock have agreed, with limited exceptions, that without the prior written consent of both J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this prospectus not to (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The lock-up agreement with the Company is subject to the following exceptions:

•	shares of common stock to be issued in this offering;

•	issuances of common stock pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus;

•	issuances of common stock pursuant to the exercise of options, warrants or rights outstanding on the date of this prospectus;

•	grants of options pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus; and

•	issuances of common stock in connection with a bona fide business acquisition made by us which involves a third party that is not our affiliate, provided that the recipient of the shares agrees to be bound by these lock-up arrangements.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

      These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to three percent of the shares of common stock offered hereby to be sold to certain of our directors, officers, employees and others having a relationship with the Company and other related persons. These reserved shares will be subject to lock-up agreements to the extent these shares are acquired by our officers and directors, who are subject to the lock-up agreements discussed on the prior page. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the history of and prospects for our company and the industry in which we compete;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings;

•	our earnings prospects;

•	the prevailing market conditions of the applicable United States securities market at the time of this offering, market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to our company; and

•	other factors deemed relevant.

      Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares or that the shares will trade in the public market at or above the initial public offering price.

      Because an affiliate of J.P. Morgan Securities Inc. is a lender under a revolving credit agreement to be repaid by us and will receive more than 10% of the net proceeds of this offering, that underwriter may be deemed to have a “conflict of interest” under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with this rule, the initial public offering price is no higher than that recommended by a “qualified independent underwriter” meeting certain standards. In accordance with this requirement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has assumed the responsibilities of acting as a qualified independent underwriter and has recommended a price in compliance with the requirements of Rule 2720. Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated for acting as a qualified independent underwriter against specified liabilities under the Securities Act.

      From time to time, certain of the underwriters and their affiliates have provided, and continue to provide, investment and other commercial banking services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. For example, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Banc of America Securities LLC have underwritten certain of our asset-backed securities. We have also entered into a $62.5 million revolving credit facility with JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., one of the lead managers of this offering, and Bank of America, N.A., an affiliate of Banc of America Securities LLC, one of the co-managers of this offering, a portion of which we intend to repay with proceeds from this offering. In addition, an affiliate of Citigroup Global Markets Inc. acts as agent and lender under our conduit warehouse facility.

      It is expected that Kepler Equities S.A. will participate in the selling group for this offering in Europe. Lightyear beneficially owns a majority of the equity of Kepler Equities S.A. as well as a majority of our common stock.

Selling Restrictions

      The shares of common stock may not be offered or sold into the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business (or in other circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995), and any invitation or inducement to engage in investment activity (within the meaning of section 21(1) of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of the shares of common stock may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply. All applicable provisions of the Public Offers of Securities Regulations 1995 and the FSMA must be complied with in respect of anything done to shares of the Corporate Units in, from or otherwise involving the United Kingdom.

      Neither this prospectus nor any offering material relating to the shares of common stock has been or will be submitted to the “Commission des Oprations de Bourse” for approval (“Visa”) in France and no shares of common stock have been offered or sold or will be offered or sold and no copies of this prospectus or any offering material relating to the shares of common stock will be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

      This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority and no shares of common stock have been offered or sold or will be offered or sold and no copies of this prospectus or any document relating to the shares of common stock will be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and no person has taken, and no person will take, any steps which would constitute a public offering of the shares of common stock in Germany.

      The offering of the shares of common stock has not been registered with the Commissione Nazionale perle Societ e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, shares of common stock may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the shares of common stock may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of 24th February, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the shares of the common stock or distribution of copies of this prospectus or any other document relating to the shares of the common stock in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza perle banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending on, among other things, the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements that the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

      The shares of common stock may not be offered, transferred or sold in the Netherlands to any person other than to natural or legal persons who trade or invest in securities in the conduct of their profession or trade within the meaning of section 2 of the Exemption Regulation pursuant to The Netherlands Securities Market Supervision Act of 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, central governments, large international and supernational institutions, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest in securities in the conduct of a business or a profession.

      The offering of the shares of common stock has not been registered with the Spanish National Securities Market Commission and, therefore, no shares of common stock may be publicly offered, sold or delivered, nor may any prospectus or any other offering or publicity material relating to the offering of the shares of common stock be distributed, in the Kingdom of Spain, except in compliance with Spanish law and regulations.

      No shares of common stock have been offered or sold or will be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) and neither this offering nor any shares of common stock has been or will be approved by any Swiss regulatory authority.

LEGAL MATTERS

      The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Legal matters in connection with this offering are being passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period May 17, 2002 through December 31, 2002, and the consolidated financial statements of our predecessor, Collegiate Funding Services, LLC for the period January 1, 2002 through May 16, 2002, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      PBGH LLP, independent auditors, have audited our predecessor’s financial statements for the year ended December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance upon PBGH LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

APPENDIX A

Special allowance payments

      The Higher Education Act provides for quarterly special allowance payments to be made by the Department of Education to holders of student loans to the extent necessary to ensure that they receive at least specified market interest rates of return. The rates for special allowance payments depend on formulas that vary according to the type of loan, the date the loan was made and the type of funds, tax-exempt or taxable, used to finance the loan. The Department makes a special allowance payment for each calendar quarter.

      The special allowance payment equals the average unpaid principal balance, including interest which has been capitalized, of all eligible loans held by a holder during the quarterly period multiplied by the special allowance percentage.

      For student loans disbursed after January 1, 2000, the special allowance percentage is computed by:

(1)	determining the average of the bond equivalent rates of 3-month commercial paper (financial) rates quoted for that quarter;

(2)	subtracting the applicable borrower interest rate;

(3)	adding the applicable special allowance margin described in the table below; and

(4)	dividing the resultant percentage by 4.

      If the result is negative, the special allowance payment is zero.

Date of first disbursement	Special allowance margin

From 01/01/00	1.74% for Stafford loans that are in in-school, grace or deferment 2.34% for Stafford loans that are in repayment 2.64% for PLUS and consolidation loans

     Fixed rate floor income

      Our portfolio of FFELP consolidation loans generally earns interest at the higher of a floating rate based on the special allowance payment, or SAP, formula set by the U.S. Department of Education and the borrower rate, which is fixed over a period of time. We generally finance our student loan portfolio with floating rate debt over all interest rate levels. In low and/or declining interest rate environments, when our student loans are earning at the fixed borrower rate and the interest on our floating rate debt is continuing to decline, we may earn additional spread income and refer to it as fixed rate floor income.

      The following example shows the mechanics of fixed rate floor income:

Fixed borrower rate:	4.54%
Floating rate special allowance payment formula:	91-day commercial paper rate + 2.64%

Floor strike rate (minimum floor strike rate less SAP spread):	1.90%

      Based on this example, if the quarterly average 91-day commercial paper rate is over 1.90%, special allowance payments will be made to ensure that the holder receives at least a specified floating rate based on the SAP formula. On the other hand, if the quarterly average 91-day commercial paper rate is less than 1.90%, the loan holder will earn the fixed borrower rate. The difference between the fixed borrower rate and the yield that the lender would have earned if the borrower’s rate did not create a floor is referred to as fixed rate floor income. Because student loan assets are generally funded with variable-rate debt, the net interest income is enhanced during periods when the student loan is earning at the fixed borrower rate.

A-1

Graphic Depiction of Fixed Rate Floor Income:

A-2

Collegiate Funding Services, Inc.

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated financial statements of Collegiate Funding Services, Inc. and Predecessor
Report of Ernst & Young LLP, independent registered public accounting firm	F-2
Report of PBGH LLP, independent auditors	F-3
Consolidated balance sheets as of March 31, 2004 (unaudited), December 31, 2003 and 2002	F-4
Consolidated statements of income for the three months ended March 31, 2004 and 2003 (unaudited), the year ended December 31, 2003, the periods May 17, 2002 through December 31, 2002 and January 1, 2002 through May 16, 2002 and the year ended December 31, 2001
F-5
Consolidated statements of equity for the three months ended March 31, 2004 (unaudited), the year ended December 31, 2003, the periods May 17, 2002 through December 31, 2002 and January 1, 2002 through May 16, 2002 and the year ended December 31, 2001
F-6
Consolidated statements of cash flows for the three months ended March 31, 2004 and 2003 (unaudited), the year ended December 31, 2003, the periods May 17, 2002 through December 31, 2002 and January 1, 2002 through May 16, 2002 and the year ended December 31, 2001
F-7
Notes to consolidated financial statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Collegiate Funding Services, Inc.

      We have audited the accompanying consolidated balance sheets of Collegiate Funding Services, Inc., formerly CFSL Holdings Corp. (the Company), as of December 31, 2003 and 2002 and the related consolidated statements of income, equity and cash flows for the year ended December 31, 2003 and the period May 17, 2002 through December 31, 2002. We have also audited the accompanying statements of income, equity and cash flows of Collegiate Funding Services, LLC (Predecessor) for the period January 1, 2002 through May 16, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2002 and the consolidated results of its operations and cash flows for the year ended December 31, 2003 and for the period May 17 through December 31, 2002, and the results of the Predecessor’s operations and cash flows for the period January 1, 2002, through May 16, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

McLean, Virginia

March 6, 2004

INDEPENDENT AUDITOR’S REPORT

To the Members

Collegiate Funding Services, LLC
Fredericksburg, Virginia

      We have audited the accompanying consolidated statements of income, members’ equity, and cash flows of Collegiate Funding Services, LLC (the “Company”) for the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ PBGH LLP

Fredericksburg, Virginia

March 5, 2002

COLLEGIATE FUNDING SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

		December 31,
	March 31,
	2004	2003	2002

	(unaudited)
Assets
Cash and cash equivalents	$14,855	$14,436	$32,535
Restricted cash	79,371	105,355	41,608
Accounts receivable	3,908	2,624	1,051
Student loans, net of allowance of $4,995, $4,136 and $1,925, respectively	3,449,045	2,856,428	973,055
Accrued interest receivable	22,166	17,923	6,436
Income taxes receivable	7,694	7,694	2,195
Property and equipment, net	12,676	12,095	4,891
Goodwill	160,705	160,705	152,552
Deferred financing costs, net	12,033	12,245	6,532
Other assets	3,030	2,777	647

Total assets	$3,765,483	$3,192,282	$1,221,502

Liabilities, preferred stock of consolidated subsidiary and stockholders’ equity
Liabilities
Asset-backed notes and lines of credit	$3,574,180	$3,000,866	$1,027,200
Other debt obligations, net	36,832	40,531	108,604
Capital lease obligations	1,829	1,896	—
Accounts payable	1,871	2,234	578
Accrued interest payable	1,996	2,385	966
Other accrued liabilities	18,097	19,360	6,071
Deferred income taxes	12,859	10,683	3,661

Total liabilities	3,647,664	3,077,955	1,147,080
Preferred stock of consolidated subsidiary	91,252	89,136	50,262
Stockholders’ equity
Common stock — Class A — par value $0.001, 36,000,000 shares authorized, 20,717,645, 20,717,645 and 11,515,944 shares issued and outstanding, respectively	21	21	11
Common stock — Class B — par value $0.001, 6,000,000 shares authorized, 353,878 shares issued and outstanding	—	—	—
Deferred compensation	(102)	(107)	(140)
Notes receivable	(328)	(509)	(713)
Additional paid-in capital	20,555	20,555	12,320
Retained earnings	6,421	5,231	12,682

Total stockholders’ equity	26,567	25,191	24,160

Total liabilities, preferred stock of consolidated subsidiary and stockholders’ equity	$3,765,483	$3,192,282	$1,221,502

See accompanying notes.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

					Predecessor

					Period
	For the three months ended			Period May	January 1
	March 31		Year ended	17 through	through	Year ended
			December 31,	December 31,	May 16,	December 31,
	2004	2003	2003	2002	2002	2001

	(unaudited)	(unaudited)
Net revenue
Interest income	$26,864	$10,184	$61,846	$18,804	$7,454	$1,623
Interest expense	13,078	8,775	39,871	21,309	4,692	2,553

Net interest income (expense)	13,786	1,409	21,975	(2,505)	2,762	(930)
Provision for loan losses	927	346	2,357	1,270	752	—

Net interest income (expense) after provision for loan losses	12,859	1,063	19,618	(3,775)	2,010	(930)
Fee income	21,773	31,378	98,558	84,396	36,427	131,567

Net revenue	34,632	32,441	118,176	80,621	38,437	130,637
Expenses
Salaries and related benefits	13,981	12,397	54,640	30,601	16,819	40,863
Other selling, general and administrative expenses:
Marketing and mailing costs	6,425	3,953	25,006	11,164	2,613	12,365
Communications and data processing	1,708	1,608	7,515	5,156	1,712	2,375
Management and consulting fees	938	563	3,313	1,250	2,800	6,720
Professional fees	1,055	1,496	6,315	1,608	603	710
Depreciation and amortization	1,250	555	4,328	1,244	754	1,094
Other general and administrative	2,409	1,470	8,326	3,261	2,176	4,698

Total other selling, general and administrative expenses	13,785	9,645	54,803	23,683	10,658	27,962
Swap interest	1,582	457	3,439	—	—	—
Derivative mark-to-market	(226)	2,953	1,862	—	—	—
Debt extinguishment	—	—	4,824	—	—	—

Total expenses	29,122	25,452	119,568	54,284	27,477	68,825

Income (loss) before income tax provision (benefit) and accretion of dividends on preferred stock	5,510	6,989	(1,392)	26,337	10,960	61,812
Income tax provision (benefit)	2,204	(986)	(196)	10,726	—	—

Income (loss) before accretion of dividends	3,306	7,975	(1,196)	15,611	10,960	61,812
Accretion of dividends on preferred stock	2,116	1,171	6,255	2,929	—	—

Net income (loss)	$1,190	$6,804	$(7,451)	$12,682	$10,960	$61,812

Earnings (loss) per common share, basic	$0.06	$0.57	$(0.48)	$1.07

Earnings (loss) per common share, diluted	$0.05	$0.47	$(0.48)	$0.88

Weighted average common shares outstanding, basic	21,071,523	11,869,822	15,420,842	11,869,822

Weighted average common shares outstanding, diluted	22,912,108	14,454,962	15,420,842	14,398,732

See accompanying notes.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

CONSOLIDATED STATEMENTS OF EQUITY

(dollars in thousands)

		Class A	Class B			Additional
	Member	common	common	Deferred	Notes	paid-in	Retained
	interest	stock	stock	compensation	receivable	capital	earnings	Total

Predecessor Balance, December 31, 2000	$11,111	$—	$—	$—	$—	$—	$—	$11,111

Distributions to members	(62,004)	—	—	—	—	—	—	(62,004)
Acquisition of related entity	(1,910)	—	—	—	—	—	—	(1,910)
Net Income	61,812	—	—	—	—	—	—	61,812

Predecessor Balance, December 31, 2001	$9,009	$—	$—	$—	$—	$—	$—	$9,009

Net income-January 1, 2002 Through May 16, 2002	10,960	—	—	—	—	—	—	10,960
Distributions to members	(13,266)	—	—	—	—	—	—	(13,266)

Predecessor Balance, May 16, 2002	$6,703	$—	$—	$—	$—	$—	$—	$6,703

Acquisition by CSFL Holding Corp.	(6,703)	—	—	—	—	—	—	(6,703)
Issuance of Class A Common Stock	—	11	—	—	—	10,457	—	10,468
Issuance of Class B Common Stock	—	—	—	—	—	322	—	322
Issuance of warrants	—	—	—	—	—	1,401	—	1,401
Stock-based compensation	—	—	—	(140)	—	140	—	—
Notes receivable from management	—	—	—	—	(713)	—	—	(713)
Net income-May 17, 2002 through December 31, 2002	—	—	—	—	—	—	12,682	12,682

Balance, December 31, 2002	$—	$11	$—	$(140)	$(713)	$12,320	$12,682	$24,160

Issuance of Class A Common Stock	—	8	—	—	—	7,155	—	7,163
Conversion of notes payable	—	2	—	—	—	1,080	—	1,082
Proceeds from notes receivable	—	—	—	—	204	—	—	204
Exercise of contingent warrants	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	33	—	—	—	33
Net (loss)-January 1, 2003 through December 31, 2003	—	—	—	—	—	—	(7,451)	(7,451)

Balance, December 31, 2003	$—	$21	$—	$(107)	$(509)	$20,555	$5,231	$25,191
Proceeds from notes receivable (unaudited)	—	—	—	—	181	—	—	181
Amortization of deferred compensation (unaudited)	—	—	—	5	—	—	—	5
Net income — January 1, 2004 through March 31, 2004 (unaudited)	—	—	—	—	—	—	1,190	1,190

Balance, March 31, 2004 (unaudited)	$—	$21	$—	$(102)	$(328)	$20,555	$6,421	$26,567

See accompanying notes.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

					Predecessor

	Three months ended			Period	Period
	March 31,		Year	May 17	January 1	Year
			ended	through	through	ended
	2004	2003	December 31, 2003	December 31, 2002	May 16, 2002	December 31, 2001

	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$1,190	$6,804	$(7,451)	$12,682	$10,960	$61,812
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of dividends on preferred stock	2,116	1,171	6,255	2,929	—	—
Depreciation and amortization	1,250	555	4,328	1,244	754	1,110
Loss on disposal of property and equipment	—	—	15	—	—	—
Deferred income tax provision	2,176	(133)	7,022	3,661	—	—
Amortization of deferred costs	1,092	1,229	5,110	1,884	28	—
Debt extinguishment	—	—	4,824	—	—	—
Provision for loan losses	927	346	2,357	1,270	752	—
Changes in:	—	—
Accrued interest receivable	(4,243)	(1,322)	(11,487)	(3,921)	(1,191)	(1,323)
Accounts receivable and other assets	(1,652)	555	(366)	(73)	2,186	291
Income taxes receivable	—	(852)	(5,499)	(2,195)	—	—
Accounts payable	(363)	684	1,241	338	(1,253)	—
Accrued interest payable	(389)	1,049	1,784	607	(834)	1,193
Other accrued liabilities	(1,263)	6,815	12,634	1,281	2,760	1,887

Net cash provided by operating activities	841	16,901	20,767	19,707	14,162	64,970

Cash flows from investing activities
Originations and purchases of student loans	(640,859)	(179,099)	(2,016,245)	(637,748)	(212,694)	(151,147)
Net proceeds from student loan principal payments	46,649	26,465	128,262	24,557	8,878	202
Acquisitions, net of cash acquired	—	—	(17,152)	(166,208)	—	(90)
Purchases of property and equipment	(1,715)	(1,551)	(3,482)	(1,303)	(665)	(2,176)

Net cash used in investing activities	(595,925)	(154,185)	(1,908,617)	(780,702)	(204,481)	(153,211)

Cash flows from financing activities
Proceeds from asset-backed notes and lines of credit	623,300	838,775	2,814,075	500,000	—	528,482
Payments on asset-backed notes and lines of credit	(49,986)	—	(840,409)	—	—	—
Proceeds from other debt obligations	—	—	40,000	125,000	—	—
Payments on other debt obligations	(3,750)	(24,499)	(107,500)	(12,235)	(529)	(1,283)
Payments on capital lease obligations	(67)	(20)	(361)	—	—	—
Payment of financing costs	(159)	(4,194)	(8,011)	(4,094)	(14)	(2,926)
Proceeds from notes receivable	181	194	204	—	—	—
Proceeds from stock issuance	—	—	35,500	52,250	—	—
Change in restricted cash	25,984	(677,477)	(63,747)	122,922	206,633	(371,163)
Distributions to members	—	—	—	—	(13,266)	(63,914)

Net cash provided by financing activities	595,503	132,779	1,869,751	783,843	192,824	89,196

Net increase (decrease) in cash and cash equivalents	419	(4,505)	(18,099)	22,848	2,505	955
Cash and cash equivalents:
Beginning	14,436	32,535	32,535	9,687	7,182	6,227

Ending	$14,855	$28,030	$14,436	$32,535	$9,687	$7,182

Supplemental disclosures:
Cash payments for interest	$11,655	$6,301	$31,733	$17,450	$4,994	$106

Cash payments (receipts) for income taxes	$28	$20	$(1,718)	$9,260	$—	$—

Non-cash financing and investing activities:
Conversion of convertible notes	$—	$—	$5,365	$—	$—	$—

Capital lease of property and equipment	$—	$377	$2,257	$—	$—	$—

Liability incurred upon acquisition of SunTech	$—	$—	$650	$—	$—	$—

See accompanying notes.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

1.	Nature of the Business

      Collegiate Funding Services, Inc., formerly CFSL Holdings Corp. (the Company), established in 2002, is a Delaware Corporation. The Company and a wholly-owned subsidiary, CFSL Acquisition Corp. (CFSL Acquisition) were established for the purpose of acquiring the operations of Collegiate Funding Services, LLC (Predecessor or CFS). The Company continues the business of the Predecessor, which was established in 1998.

      Collegiate Funding Services, Inc. is a vertically integrated education finance company that markets, originates, finances and services education loans. The Company markets education loans primarily through direct to consumer programs, including targeted direct mail, telemarketing and the internet. Using its direct-to-consumer platform, or DTC, along with other distribution channels, and its origination capabilities, the Company assists consumers in financing and refinancing the cost of undergraduate, graduate, professional, career and continuing education training. The DTC marketing strategy is supplemented with marketing through channels created by relationships with membership organizations, alumni associations and other entities to reach customers and promote the Company’s products under private label and co-branded offerings. The Company finances, retains and services a substantial portion of the loans it originates.

      Certain completed loan applications are sold to and funded by third party lenders whereby the Company receives a fee for its services. Other completed consolidation loan applications are funded through a subsidiary of the Company and held and serviced by the Company. The Company has call centers located in Virginia and Florida. The Company also has a loan-servicing center in Mississippi.

      On April 15, 2002, CFS along with the members of CFS (the Sellers) entered into a purchase agreement to sell all of the outstanding Class A and Class B member interests that represented a 100% interest in CFS and its subsidiaries to CFSL Acquisition. The sale transaction closed on May 17, 2002 (the Acquisition), and the Sellers received an aggregate of $147,643 in cash and $15,000 in principal amount of subordinated note due in 2007. Based upon the guidance in Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, and EITF D-97, Push-Down Accounting, “push down” accounting was applied as the Company became substantially wholly owned as a result of the series of transactions described above. As a result of the Acquisition, all assets and liabilities acquired were recorded at their estimated fair value.

      The following table summarizes the aggregate purchase price:

Cash paid to Sellers	$147,643
Fair value of note issued to Sellers	14,076
Transaction costs	3,565

Total purchase price	$165,284

      The excess of the purchase price over the net assets acquired was recorded in the financial statements as an increase of $7,037 to student loans, $924 as a discount on the Sellers’ note and the remaining $151,628 to goodwill. The increase to student loans is being amortized as an adjustment to interest income over the estimated life of the student loans. The discount on the Sellers’ note is being amortized over the remaining life of the note as an adjustment to interest expense.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes the estimated fair values of the acquired assets and assumed liabilities at the date of the Acquisition:

Cash and cash equivalents	$9,687
Restricted cash	164,530
Accounts receivable	1,399
Student loans	361,089
Accrued interest receivable	2,515
Property and equipment	4,830
Deferred financing costs	2,906
Other assets	272

Total assets acquired	547,228
Notes payable	(528,185)
Accrued interest payable	(359)
Accounts payable and other accrued liabilities	(5,028)

Net assets acquired	$13,656

Allocation of the purchase price:
Net assets acquired	$13,656
Goodwill	151,628

Total purchase price	$165,284

      Prior to the Acquisition, CFS operated as a limited liability company (LLC), which was treated as a partnership for income tax purposes. All members of CFS were taxed individually for their respective share of the income, gains, losses, credits and deductions. The Company is a taxable entity for both federal and state income taxes.

      On April 15, 2003, the Company acquired substantially all of the assets and certain liabilities of SunTech, Inc. (“SunTech”), the Company’s primary loan servicer. The new company created from this acquisition operates under the name of CFS-SunTech Servicing LLC. The operating results of CFS-SunTech Servicing LLC have been included in the Company’s consolidated financial statements since April 15, 2003. CFS-SunTech Servicing LLC, located in Ridgeland, Mississippi, provides loan servicing for the Company’s Student Loans and other student loan lenders.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes the estimated fair values of the acquired assets and assumed liabilities of SunTech at the date of acquisition:

Cash and cash equivalents	$605
Accounts receivable	2,006
Property and equipment	3,062
Developed software	2,250
Servicing rights	1,640
Other assets	191

Total assets acquired	9,754
Accounts payable and other	(420)

Net assets acquired	$9,334

Allocation of the purchase price:
Net assets acquired	$9,334
Goodwill	9,077

Total purchase price	$18,411

      All of the goodwill is deductible for income tax purposes.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

      The accompanying consolidated balance sheet as of March 31, 2004, consolidated statements of operations and cash flows for the three months ended March 31, 2004 and 2003, and the consolidated statement of equity for the three months ended March 31, 2004, are unaudited. The unaudited financial statements include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of such financial statements. The information disclosed in the notes to the financial statements for these periods is unaudited. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

Stock Split

      In June 2004, the Company declared a 1.430099-for-one stock split in the form of a stock dividend. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

Estimates and assumptions

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Principles of consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CFSL Acquisition; Collegiate Funding Services, LLC; Collegiate Funding Master Servicing, LLC; Collegiate Funding Services Education Loan Trust I; Collegiate Funding of Delaware, LLC; Collegiate Funding Portfolio Administration, LLC; Collegiate Funding Originations, LLC; Collegiate

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Funding Services Resources I, LLC; CFS Servicing, LLC; CFS-SunTech Servicing LLC; Collegiate Funding Services Education Loan Trust 2003-A; Collegiate Funding Services Education Loan Trust 2003-B. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents

      The Company includes in cash and cash equivalents all unrestricted cash accounts and short-term cash investments and other investments with maturities of less than 90 days at purchase.

Restricted cash

      Cash held by Collegiate Funding Services Education Loan Trust I (Trust I), Collegiate Funding Services Education Loan Trust 2003–A (Trust II), Collegiate Funding Services Education Loan Trust 2003–B (Trust III), and Collegiate Funding Services Resources I, LLC is restricted as to its use in accordance with specifications detailed in the respective indentures relating to the asset-backed financing of student loans. The restricted cash accounts within each trust include amounts used for the purpose of acquiring additional loans, maintaining the principal and interest collections on the loans for ultimate payment to the asset-backed note holders, and to provide additional reserves for collateral to the asset-backed note holders. The accounts and related restrictions will remain in place over the life of the underlying trusts, although the balances are expected to decline as the notes are repaid.

      CFS-SunTech Servicing LLC, in order to satisfy a customer requirement to have funds readily available to satisfy servicing claims against it, has obtained a letter of credit in the amount of $250. This letter of credit is secured by a time deposit for $250, which is included in restricted cash on the Balance Sheet at March 31, 2004 and December 31, 2003.

Student loans

      Student loans are stated at the amount of unpaid principal plus deferred loan costs and the fair value adjustments related to the Acquisition. Costs incurred in connection with loan originations are deferred. The most significant of the deferred costs, is a one-time 0.50% fee paid to the Department of Education (DOE) for each of the consolidation loans. For loans acquired in the secondary market, fees paid to the originator of the loan are deferred. Deferred loan costs and the fair value adjustments are amortized over the estimated life of the student loans as a reduction of the loan’s yield using the effective interest method.

Property and equipment

      Property and equipment are carried at cost, less accumulated depreciation, computed primarily by the straight-line method over the following estimated useful lives:

Leasehold improvements	1-7 years
Office furniture and equipment	3-7 years
Software	3 years

Deferred financing costs

      Deferred financing costs associated with the asset-backed notes and lines of credit and other debt obligations are amortized using the effective interest method over the respective terms of the debt and are recorded as interest expense.

Servicing rights

      In the purchase of SunTech, $1,640 of servicing rights was recorded, which is being amortized over the life of the underlying contracts based on the proportion of current year revenue as a percentage of total revenue. For the three months ended March 31, 2004 and the year ended December 31, 2003 amortization

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expense was $115 and $500, respectively. The carrying values and the fair values of the servicing rights at March 31, 2004 and December 31, 2003 were $1,025 and $1,140, respectively. The loans underlying the servicing rights have similar attributes, and therefore, the servicing rights are analyzed collectively for impairment. No impairment charges have been recorded since the acquisition of SunTech. The Company provides servicing for third parties for an annual fee per loan. As the Company was not the owner of any of the loans serviced, nor did they pay to obtain the right to service any of the loans in the servicing portfolio, servicing assets are not recorded with respect to this activity.

Goodwill

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. This Statement requires that goodwill and intangible assets that have indefinite useful lives are not amortized but rather are tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. The Company applied this statement for the goodwill resulting from the Acquisition and from the purchase of SunTech. There was no impairment of goodwill at December 31, 2003 or at December 31, 2002.

Revenue recognition

      The Company recognizes fee income on sold consolidation loan applications at the time of sale to third parties. The sales are for cash, which is generally received within five days of the sale. The revenue earned is based upon fees negotiated with the prospective buyers. Such fees are based on a fixed fee per application or a percentage of the principal amount of the related loan. The Company also earns fee income for referrals that are generated with respect to certain private loan products. Revenue is recognized when customers of the third party receive their loan proceeds. Other than normal representations and warranties, the Company provides no guarantees concerning the sold loan applications or referrals, and as such, these representations and warranties do not impact our revenue recognition.

      Loan servicing fee income is earned as the services are provided. Generally, a fee is earned per loan for performing loan servicing for the Company’s customers. The amount of the fee is negotiated with the customers. For loans owned and serviced by the Company, late fees and other ancillary income are collected. Such revenue is recorded when earned.

      Student loan interest income is recognized as accrued based on the loan principal outstanding and related interest rate. At March 31, 2004, December 31, 2003 and December 31, 2002 all of the Company’s loans have a fixed rate of interest due from the borrower. However, because of the attributes of the FFELP loans, the Company may earn in excess of the fixed rate of interest that is contractually due from the borrower. Specifically, the DOE will pay the amount by which a federally determined floating rate exceeds the borrower’s fixed rate. This amount is the Special Allowance Payment (SAP). The Company is required to make monthly rebate fee payments to the DOE as part of the consolidation loan program.

      Interest income for the student loans is recorded at the higher of the contractual rate or that due under the SAP formula. SAPs totaling $1,129 and $112 were received for the three months ended March 31, 2004 and March 31, 2003, respectively, and SAPs totaling $949, $108 and $0 were received for the year ended December 31, 2003 and for the periods from May 17 through December 31, 2002 and January 1 through May 16, 2002, respectively. DOE rebate fees are recorded as a reduction to interest income.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising

      The Company charges the costs of advertising to expense as incurred. Advertising costs were approximately $583 and $48 for the three months ended March 31, 2004 and March 31, 2003, respectively, and $1,453, $570, $436 and $521 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002 and January 1 through May 16, 2002 and for the year ended December 31, 2001, respectively. Advertising expenses are reported as a component of marketing expenses.

Income taxes

      Pursuant to SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is recognized for temporary differences, which arise, based upon differences between the tax basis of assets and liabilities and the reported amounts in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax assets or liabilities between periods.

Stock-based compensation

      In accordance with SFAS No. 123, the Company recognizes the fair value of the stock options as compensation expense, allocated over the vesting period.

Earnings per share

      SFAS No. 128, Earnings Per Share, requires the presentation of basic and diluted earnings per share. Basic earnings (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted earnings (loss) per common share data is computed using the weighted average number of common shares outstanding plus the dilutive effect of common stock equivalents, unless the common stock equivalents are anti-dilutive.

      For the year ended December 31, 2003, the effect of outstanding convertible notes converting into shares of common stock prior to their conversion in April 2003 was not included in the computation of diluted loss per common share as the effect would be anti-dilutive. In addition, the treasury stock effect of warrants and options to purchase an aggregate of 1,880,580 shares of common stock that were outstanding as of December 31, 2003, were excluded from the computation of diluted loss per common share as their effect would be anti-dilutive.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following details the computation of earnings (loss) per common share:

				Period ended
				May 17
	Three months ended		Year ended	through
	March 31,		December 31,	December 31,

	2004	2003	2003	2002

	(unaudited)	(unaudited)
Net income (loss) available to common stockholders	$1,190	$6,804	$(7,451)	$12,682
Add: interest expense on convertible notes, net of tax effect	—	24	—	30

Net income (loss) adjusted for conversion of convertible notes	$1,190	$6,828	$(7,451)	$12,712

Weighted average common shares calculation:
Weighted average common shares outstanding, basic	21,071,523	11,869,822	15,420,842	11,869,822
Effect of conversion of convertible notes	—	1,166,041	—	1,109,811
Treasury stock effect of warrants and options	1,840,585	1,419,099	—	1,419,099

Weighted average common shares outstanding, diluted	22,912,108	14,454,962	15,420,842	14,398,732

Earnings (loss) per common share:
Earnings (loss) per common share, basic	$0.06	$0.57	$(0.48)	$1.07
Earnings (loss) per common share, diluted	$0.05	$0.47	$(0.48)	$0.88

3.	Cash Balances

      The Company maintains cash balances at various financial institutions. At March 31, 2004, December 31, 2003 and at December 31, 2002, the Company’s balances exceeded the federally insured limits. The Company does not believe it has significant credit risk relative to those uninsured amounts.

4.	Student Loans

      The Company’s loan portfolio consists of loans originated under the Federal Family Education Loan Program (FFEL Program or FFELP). The FFEL Program is subject to comprehensive reauthorization every five years and to statutory and regulatory changes. The most recent reauthorization was the Higher Education Amendments of 1998, which is scheduled to expire on September 30, 2004.

      There are three principal categories of FFELP loans: consolidation loans, Parent Loans for Undergraduate Students (PLUS) loans and Stafford loans. Generally, Stafford loans and PLUS loans have repayment periods of between five and ten years. Consolidation loans have repayment periods ranging from 12 to 30 years. At March 31, 2004, December 31, 2003 and December 31, 2002, the Company retained only FFELP loans in its portfolio.

      The Company’s FFELP loans are guaranteed against the borrower’s default, death, disability or bankruptcy. The guarantee on FFELP loans is provided by certain state or nonprofit guarantee agencies, which are reinsured by the federal government. The loans are 100% guaranteed in cases of death, disability and bankruptcy and are guaranteed for 98% in other cases, resulting in 2% risk sharing for the Company. The Company accrues interest until receipt of proceeds from the guarantor.

      The FFELP loans are also subject to regulatory requirements relating to origination and servicing. In the event of default or the borrower’s death, disability or bankruptcy, the Company files a claim with the

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

insurer or guarantor of the loan, who, provided the loan has been properly originated and serviced, pays the Company the unpaid principal balance and accrued interest on the loan, less risk-sharing (in the case of defaults).

      Claims not immediately honored by the guarantor because of servicing or origination defects are returned for remedial servicing, during which period income is not earned. The Company’s and the predecessor’s servicing experience with FFELP loans resulted in zero, two and zero outstanding rejected claims during the three months ended March 31, 2004 and the years ended December 31, 2003 and December 31, 2002, respectively. The Company had no non-accrual loans at March 31, 2004, December 31, 2003 or December 31, 2002.

      The weighted average remaining term of student loans in the Company’s portfolio was approximately 23 years, 23 years and 22 years at March 31, 2004, December 31, 2003 and December 31, 2002, respectively.

5.	Allowance for Loan Losses

      The allowance for loan losses represents the amount estimated to absorb probable losses inherent in the portfolio. The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be susceptible to significant changes. The key estimates used to determine the level of the allowance, include the probability of loss and the related loss severity. In assessing the probabilities of default, management considered the performance of their portfolio, including delinquency and charge-off trends. In addition, because the portfolio has not matured to a point where predictable loss patterns have developed, management reviewed the published DOE statistics and performance characteristics of the other lenders in developing the Company’s estimates of the probabilities of default. In estimating the loss severities, management considered the 98% guarantee of principal and interest on the loans and therefore assumed that the entire 2% of the unguaranteed component of the loan upon default would be lost. Management updates the assessment of loss probabilities annually, or when trends in the portfolio or industry statistics indicate interim revisions are required.

      The following table details the allowance for loan losses:

	The Company			Predecessor

			Period May 17-	Period
	Three months	Year ended	through	January 1
	ended March 31,	December 31,	December 31,	through May 16,
	2004	2003	2002	2002

	(unaudited)
Beginning balance	$4,136	$1,925	$700	$—
Provision	927	2,357	1,270	752
Charge-offs	(68)	(146)	(45)	(52)

Ending balance	$4,995	$4,136	$1,925	$700

      A loan is placed on non-accrual status at the point at which a guarantee claim is more than 60 days past due or it is concluded that collection of the claim is in doubt. Through March 31, 2004, no loans have been put on non-accrual status. Loans are charged off upon receipt of the final claim payment from the respective guarantor.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Property and Equipment

      The major classes of property and equipment and the total accumulated depreciation are as follows:

		December 31,
	March 31,
	2004	2003	2002

	(unaudited)
Leasehold improvements	$2,510	$2,506	$679
Office furniture and equipment	12,922	11,646	5,933
Software	5,279	4,844	1,867

Total	20,711	18,996	8,479
Less: accumulated depreciation	8,035	6,901	3,588

Property and equipment, net	$12,676	$12,095	$4,891

7.	Debt

Asset-backed notes and lines of credit

      The Company finances its loan originations through the sale of asset-backed notes in the capital markets, using both public offerings and private placements. The Company publicly offered $1,874,775 in asset-backed notes in 2003 and privately placed $500,000 and $527,200 in asset-backed notes in 2002 and 2001, respectively, to fund the retention of new loan originations.

      These securitizations are secured by separate pools of FFELP consolidation loans. Approximately 97% of the notes issued to date by the Company have been structured to a AAA credit rating. The notes issued are indexed to three month LIBOR or are auction rate based. After the initial issuance, interest rates on the auction rate notes are reset every 28 days. Fees are incurred at a rate equal to 0.26% per annum in connection with each monthly auction. These fees are recorded as a component of interest expense.

2003 issuance

      The Company issued $1,036,000 of asset-backed notes in November 2003. The principal balances outstanding, interest rates and maturity dates are as follows:

	March 31, 2004

			December 31, 2003
	(unaudited)
	Principal	Interest	Principal	Interest
Series	outstanding	rate	outstanding	rate	Type	Maturity date

Class A-1	$231,201	1.21%	$249,000	1.29%	LIBOR	September 2013
Class A-2	250,000	1.37	250,000	1.45	LIBOR	March 2021
Class A-3 – 7	485,000	1.09-1.12	485,000	1.19	Auction	December 2043
Class B	52,000	1.20	52,000	1.25	Auction	December 2043

      The Company has made principal payments of $17,799 in 2004 and no payments in 2003 as required under the terms of the related indenture.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The Company issued $838,775 of asset-backed notes in February 2003. The principal balances outstanding, interest rates and maturity dates are as follows:

	March 31, 2004

			December 31, 2003
	(unaudited)
	Principal	Interest	Principal	Interest
Series	outstanding	rate	outstanding	rate	Type	Maturity date

Class A-1	$61,904	1.17%	$79,091	1.23%	LIBOR	March 2012
Class A-2	319,025	1.41	319,025	1.47	LIBOR	September 2020
Class A-3 – 6	352,400	1.08-1.12	352,400	1.18	Auction	March 2042
Class B	42,350	1.19	42,350	1.32	Auction	March 2042

      The Company made principal payments of $17,187 in 2004 and $45,909 in 2003, as required under the terms of the related indenture.

2002 and 2001 issuances

      The Company privately placed $500,000 and $527,200 of asset-backed notes in July 2002 and in November 2001, respectively. The principal balances outstanding, interest rates and maturity dates are as follows:

	March 31, 2004

			December 31, 2003
	(unaudited)
2002	Principal	Interest	Principal	Interest
series	outstanding	rate	outstanding	rate	Type	Maturity date

2002A-8 – 15	$470,000	1.12-1.14%	$470,000	1.24%	Auction	July 2042
2002B	30,000	1.20%	30,000	1.33	Auction	July 2042

	March 31, 2004

			December 31, 2003
	(unaudited)
2001	Principal	Interest	Principal	Interest
series	outstanding	rate	outstanding	rate	Type	Maturity date

2001A-1 – 7	$495,600	1.13-1.14%	$495,600	1.25%	Auction	December 2041
2001B	31,600	1.23%	31,600	1.33	Auction	December 2041

      No principal payments were made in 2004, 2003 or 2002.

Warehouse line of credit

      On July 23, 2003, the Company entered into a warehouse credit facility with a multi-seller conduit administered by a third party bank providing for up to $500,000 in borrowings. The Company utilizes this warehouse credit facility principally to fund its retention of FFELP loan originations, of which such loans collateralize the associated borrowings. The Company pays the conduit a credit spread over the commercial paper rate, typically a 30-day rate, on the warehouse credit facility. The ability to draw down on this facility expires on July 20, 2004, but can be extended by consent of the conduit and bank up to another 364-day period. Unless otherwise agreed, the entire facility must be repaid by July 18, 2006. There was $144,800 outstanding on this facility as of December 31, 2003. Interest and other associated fees are paid monthly. On February 17, 2004, the bank and the conduit temporarily increased the funding commitment level of the warehouse credit facility to $1,000,000 through the end of April 2004, at which time it returned to a $500,000 commitment level. There was $753,100 in borrowings outstanding under this facility as of March 31, 2004. The weighted average interest rate was approximately 1.61% and 1.76% for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively, and approximated 1.58% at March 31, 2004 and 1.52% at December 31, 2003.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisition financing

      The Company issued senior notes payable in the amount of $105,000 in connection with the Acquisition. The senior notes had a fixed annual interest rate of 11.0%. The balances on the notes at March 31, 2004, December 31, 2003 and December 31, 2002, were $0, $0 and $93,750 (less unamortized discount of $5,147 relating to warrants and preferred stock of a consolidated subsidiary issued in connection with the issuance of the senior notes), respectively.

      Payments on the outstanding amounts were scheduled to be paid quarterly ($5,000 plus interest through 2003, $3,750 plus interest thereafter). There was also a principal prepayment provision, based upon unrestricted cash held by the Company at December 31 of each year through 2006, payable on February 4 of the following year. The principal prepayment amount was equal to 75% of the Company’s excess cash flow for the preceding calendar year, as determined by the note. The principal prepayment amount paid on February 4, 2003 was $14,499. In October 2003, these notes were repaid in full. Unamortized deferred financing fees of $1,246 and the remaining debt discount of $3,578 were charged to debt extinguishment.

      The Company also issued $5,000 of convertible notes to fund the Acquisition. Principal of $1,009 was convertible into shares of Class A common stock at a conversion price of $0.91 per share and principal of $3,991 was convertible into shares of preferred stock of a consolidated subsidiary, CFSL Acquisition, at a conversion price of $4.6858 per share. The conversion prices were equal to the estimated fair value of the related equity securities on the date of issuance of the convertible notes. The notes had a fixed annual interest rate of 8.0% with interest payable at maturity. The notes were scheduled to mature on April 30, 2004. However, the notes along with accrued but unpaid interest were converted in conjunction with the purchase of SunTech. Principal of $1,009 plus unpaid interest of $74 were converted into 1,190,708 shares of Class A common stock. Principal of $3,991 plus unpaid interest of $291 were converted into 913,836 shares of preferred stock of CFSL Acquisition.

      The Company issued a note to the Sellers for $15,000 as part of the Acquisition. This note matures on June 30, 2007 and has a fixed annual interest rate of 4.47%. Interest is paid quarterly.

      As part of the Acquisition, the Company paid off all outstanding balances of a term loan, an equipment line of credit and a note payable to Wachovia.

Revolving line of credit

      The Company entered into a revolving credit agreement on October 30, 2003 for $45,000. Also on October 30, 2003, $40,000 was drawn on the line and was used to retire a portion of the senior notes that were issued in the Acquisition. On March 31, 2004 and December 31, 2003, $22,500 and $26,250 was outstanding on this line of credit, respectively. The amount of the facility was reduced by $3,750 on March 31, 2004 and December 31, 2003 and will be reduced by an additional $3,750 at the end of each quarter until the expiration date in September 2006. Borrowings under the line bear interest at either LIBOR or prime rate at the Company’s option. The interest rate on outstanding borrowings at March 31, 2004 and December 31, 2003 was 4.59% and 4.62%, respectively. Unrestricted cash over $5,000 at the end of each calendar year, beginning in 2004, will be applied to the outstanding principal balance. Interest is paid monthly.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Future minimum principal payments for subsequent years for all debt are as follows:

Amount
Year:
2004	$160,012
2005	11,492
2006	274
2007	15,408
2008	41
Thereafter	2,856,066

Total	$3,043,293

8.	Derivative Financial Instruments

      The Company is exposed to interest rate risk as its asset-backed debt notes are indexed to short-term indices (LIBOR and auction rates) and the assets behave as fixed rate assets in the current interest rate environment. Derivative instruments are utilized to reduce the Company’s interest rate risk. The key terms of the derivatives are as follows:

				March 31, 2004

						December 31, 2003
				(unaudited)
		Maturity	Pay—	Receive—		Receive—
Derivative type	Notional amount	date	fixed rate	floating rate (LIBOR)	Fair value	floating rate (LIBOR)	Fair value

Swap	$500,000	1/26/2005	1.89%	1.09%	$(1,935)	1.12%	$(2,070)
Swap	225,000	11/26/2004	1.64	1.09	(694)	1.12	(606)
Swap	225,000	11/26/2004	1.64	1.09	(673)	1.12	(559)
Cap (Sold)	500,000	1/26/2005	2.09		(35)		(328)

Total					$(3,337)		$(3,563)

      The Company received $1,700 in proceeds from the sale of the Cap on February 28, 2003. The amount is recorded as a derivative liability and is marked-to-market over the term of the Cap. Payments on the Cap derivative will be made only when the Commercial Paper rate exceeds 2.09%. No payments were made in 2004 or 2003. The notional amounts of the Cap and the $500,000 swap will reduce to $250,000 each, on July 26, 2004.

      The Company has not designated any of its derivatives into SFAS No. 133 hedge relationships and therefore records changes in their value as derivative mark-to-market on the statement of income. The impact of the cash payments and accruals are reported as swap interest on the statement of income. The fair value of the derivatives is included with other accrued liabilities on the balance sheet. Market values obtained from the derivative counterparties serve as the basis to record the mark-to-market adjustments required by SFAS No. 133. There were no derivatives outstanding at December 31, 2002.

9.	Lease Commitments

      Total rent expense, including amounts paid under monthly operating leases, was approximately $467 and $353 for the three months ended March 31, 2004 and March 31, 2003, respectively and $1,820, $901, $464 and $929 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Future minimum commitments for both office leases and office equipment leases are as follows:

Amount
Year:
2004	$1,894
2005	1,613
2006	494
2007	296
2008	258

Total	$4,555

      The Company will be relocating its Virginia operations to a new facility in Virginia in the third quarter of 2004. The new lease when executed will expire in 2010.

10.	Related Party Transactions

      Upon closing of the Acquisition, agreements were entered into to provide management services to the Company. The first agreement is with the Sellers for consulting services. This agreement provides for a $1,000 fee per year for two years, paid in quarterly installments. The Company has an option to extend the agreement for a third year. The Company incurred consulting fees to the Sellers totaling $250 for each of the three months ended March 31, 2004 and March 31, 2003, $1,000 for the year ended December 31, 2003 and $625 for the period from May 17 through December 31, 2002. The Company also incurred management fees of $2,800 to the Sellers for the period from January 1 through May 16, 2002.

      The second agreement is a 10-year agreement with Lightyear Capital, LLC, an affiliate of the majority stockholders of the Company. The Company incurred management fees to Lightyear Capital, LLC, totaling $313 for each of the three months ended March 31, 2004 and March 31, 2003, $1,250 for the year ended December 31, 2003 and $625 for the period from May 17 through December 31, 2002.

      Upon closing of the purchase of SunTech, agreements were entered into to provide management services to CFS-SunTech Servicing LLC. The first agreement is with the previous owner of SunTech. This agreement provides for a $1,350 fee for the first year and a $1,000 fee for the second year, payable in quarterly installments. The second agreement is with the previous head of operations. This agreement provides for a $150 fee per year for a period of two years, payable monthly. The Company incurred consulting fees of approximately $375 and $1,063 related to the SunTech agreement during the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

      Expenses to related parties totaled $938 and $563 for the three months ended March 31, 2004 and March 31, 2003, respectively and $3,313, $1,250, $2,800 and $6,720 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively. Those expenses are presented as management and consulting fees on the statement of income.

11.	Major Business Customers and Sources of Revenue

      Certain business customers generated significant amounts of the Company’s revenue. Fee income from one customer was $11,689, $20,859, $42,747, $51,672, $17,704 and $90,090 for the three months ended March 31, 2004, and March 31, 2003, for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively. Fee income from a second customer was $4,187, $1,531, $23,001, $374, $337 and $39,310 for the three months ended March 31, 2004 and March 31, 2003, for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively. Fee income from a third customer

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was $931, $7,405, $12,006, $32,339, and $18,416 for the three months ended March 31, 2004 and March 31, 2003, for the year ended December 31, 2003, and for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, respectively.

12.	Income Taxes

      Components of income tax provision (benefit) for the year ended December 31, 2003 and for the period from May 17 through December 31, 2002, are presented below:

	2003	2002

Current income tax provision (benefit):
Federal	$(6,159)	$6,059
State	(1,059)	1,006

Total current income tax provision (benefit)	(7,218)	7,065
Deferred income tax provision:
Federal	5,981	3,119
State	1,041	542

Total deferred income tax provision	7,022	3,661

Income tax provision (benefit)	$(196)	$10,726

      The reconciliations from federal statutory rates to the effective income tax rates for the year ended December 31, 2003 and the period from May 17 through December 31, 2002 are presented below:

	2003	2002

Tax Rate Analysis
Expected federal income tax (benefit) provision	(35.0)%	35.0%
Lobbying, meals, entertainment and other	22.3	1.7
State income taxes, net of federal benefit	(1.4)	4.1

Effective income tax rate	(14.1)%	40.8%

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The sources and tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities for the year ended December 31, 2003 and for the period from May 17 through December 31, 2002 are presented below:

	2003	2002

Deferred income tax analysis
Deferred income tax assets:
Provision for loan losses	$1,335	$474
Unrealized losses on derivatives	721	—
Net operating loss carryforward	382	—
Other	138	101

Total deferred income tax assets	2,576	575
Deferred income tax liabilities:
Depreciation	461	154
Amortization of goodwill	6,717	2,626
Loan origination costs	6,081	1,456

Total deferred income tax liabilities	13,259	4,236

Net deferred income tax liabilities	$10,683	$3,661

      The deferred tax assets are expected to be realized through the reversal of deferred tax liabilities and expected taxable income in the future periods.

13.	Retirement Plan

      The Company sponsors a 401(k) defined contribution retirement plan. Employees may participate in the plan upon completion of 60 days of service and attainment of age 18 by electing to have a portion of their compensation contributed to the plan. The Company matches 100% of the employees’ contribution up to 3% of eligible compensation. Plan expense was $346 and $155 for the three months ended March 31, 2004 and March 31, 2003, respectively and $757, $373, $251 and $414 for the year ended December 31, 2003, for the periods from May 17 through December 31, 2002, and January 1 through May 16, 2002, and for the year ended December 31, 2001, respectively.

14.	Stock Incentive Plan

      Effective May 17, 2002, the Company initiated the 2002 Stock Incentive Plan to provide additional incentives to key personnel. The maximum aggregate number of shares which may be issued is 1,001,070 shares of Class B common stock. On May 17, 2002, the Company granted 450,481 stock options with an exercise price of $0.91 per common share, the fair market value of a share of common stock at issuance. Subject to certain conditions, portions of the options may have accelerated vesting to vest on the anniversary dates of the grants. There were 81,087 shares that vested in May 2003. For any year that the specified conditions are not met, the options not then vesting will vest in 2009.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The fair value of the options under the Black-Scholes option pricing model assumed: an interest rate of approximately 3%; no dividends; volatility of approximately 25%; and an expected life of seven years. This options pricing model requires the input of subjective assumptions. Because the Company’s options have characteristics significantly different from those publicly traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in managements’ opinion, the existing models do not necessarily provide a reliable single measure of the fair value of these stock options. Using this model, the fair value of the options as of the grant date was approximately $140. As of March 31, 2004, the Company has recognized approximately $38 in compensation expense.

15.	Preferred Stock of Consolidated Subsidiary

      The Company’s consolidated subsidiary, CFSL Acquisition, has authorized 20,000,000 shares of preferred stock, par value $0.001. CFSL Acquisition issued 10,000,000 shares of preferred stock on May 17, 2002 in connection with the Acquisition. In April 2003, 1,015,382 shares of CFSL Acquisition preferred stock were issued in connection with the conversion of $3,991 of convertible notes plus accrued interest. Also in April 2003, CFSL Acquisition issued 1,788,682 preferred shares to fund a portion of the purchase of SunTech. In October 2003, CFSL Acquisition issued 4,258,766 preferred shares to fund a portion of the payoff of the 11% senior notes.

      The preferred stock is without voting rights. The liquidation preference of the preferred stock is equal to the sum of the original issue price of $4.6858 per share plus the aggregate amount of all accrued and unpaid dividends. Dividends are cumulative and accrue at the rate of 10% per annum on the liquidation preference per share compounded annually. The aggregate liquidation preference of the preferred stock was $91,252, $89,136 and $49,787 as of March 31, 2004, December 31, 2003 and December 31, 2002, respectively.

      The preferred stock is redeemable at any time at the option of the Company, at its liquidation preference, which includes accrued but unpaid dividends, on the date of such redemption. The preferred stock was immediately redeemable on the respective dates of issuance as the holders of the majority of the preferred stock control the Company through their ownership of common stock and board of director representation. The Company records periodic accretion to accrue the cumulative dividends on the preferred stock such that the carrying amount of the preferred stock is equal to its redemption amount at each balance sheet date.

16.	Stockholders’ Equity

Common stock

      The Company has authorized 36,000,000 shares of its Class A common stock, par value $0.001. The Class A common stock has ten votes per share. On May 17, 2002 the Company issued 11,515,944 shares of its Class A common stock. In April 2003, $1,009 of convertible notes plus accrued interest, and contingent warrants were converted into 1,322,001 shares of Class A common stock. Also in April, the Company issued 2,330,615 shares to fund in part the purchase of SunTech. In October 2003, the Company issued 5,549,086 shares to fund in part the payoff of the 11% senior notes.

      On May 17, 2002, the Company also issued 353,878 shares of Class B common stock, par value $0.001, which has 6,000,000 shares authorized. The Class B common stock has one vote per share.

      Dividends and distributions in liquidation are to be pro-rata for Class A and Class B shares. As of March 31, 2004 and December 31, 2003, no dividends have been declared to date on any class of stock.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred stock

      The Company has authorized 20,000,000 shares of preferred stock par value $0.001. No shares of the preferred stock have been issued or are outstanding

Warrants

      The Company issued to holders of the $105,000 of senior notes, warrants to purchase an aggregate of 1,430,099 shares of Class A common stock and contingent warrants to purchase up to an additional 143,832 shares of Class A common stock. The warrants expire in May 2012 and have an exercise price of $0.007 per share. The contingent warrants were exercised in April 2003.

Notes receivable from management

      In connection with a share purchase agreement dated May 17, 2002, the Company has notes receivable from members of management for stock purchases of approximately $328, $509 and $713 at March 31, 2004, December 31, 2003 and December 31, 2002, respectively. These notes bear interest at an adjustable rate based on LIBOR but at no time less than 3.21%. In accordance with the agreement, the notes cannot exceed 75% of the value of the underlying stock acquired. The principal and accrued interest is due in full May 2005.

Shares issued and outstanding:

	Class A	Class B
	common	common
	stock	stock

Shares issued and outstanding, May 17, 2002	—	—
Issuance of Class A Common Stock	11,515,944	—
Issuance of Class B Common Stock	—	353,878

Shares issued and outstanding, December 31, 2002	11,515,944	353,878
Issuance of Class A Common Stock	7,879,701	—
Conversion of notes payable	1,190,708	—
Exercise of contingent warrants	131,292	—

Shares issued and outstanding, December 31, 2003	20,717,645	353,878

Shares issued and outstanding, March 31, 2004 (unaudited)	20,717,645	353,878

17.	Fair Value of Financial Instruments

      Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated.

      The estimated fair value amounts have been measured as of the balance sheet date. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different from the amounts reported as of the balance sheet date.

Student loans

      Student Loans fair value is estimated based upon the Company’s historical loan application sales data. At March 31, 2004, December 31, 2003 and December 31, 2002, the fair value of student loans was approximately $3,558,000, $2,947,000 and $995,000, respectively.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt

      The carrying amount of the Company’s asset-backed notes approximates their fair value due to the frequency of the resetting of interest rates (every 28 days) and the AAA rating.

      The carrying amounts of the warehouse and revolving lines of credit approximate their fair value because they have floating interest rates.

Other

      Other carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, derivatives, accounts payable and accrued interest approximate their fair value.

18.	Reclassifications

      Certain prior period amounts have been reclassified to conform to the current year presentation.

19.	Commitments and Contingencies

      In the normal course of business the Company is subject to consumer credit and human resources disputes and potential litigation. At March 31, 2004 and December 31, 2003, the Company is not party to any material disputes or litigation. The Company has commitments with third party liquidity providers, with whom it is obligated to sell a minimum amount of FFELP or private student loan applications originated under specific criteria. These commitments generally extend for one year. As of March 31, 2004 and December 31, 2003, the Company was obligated to sell $819,000 and $1,200,000, respectively, in student loan applications at contractual rates under various agreements through December 31, 2004. The Company may also acquire FFELP student loans or successfully completed applications for FFELP loans from time to time should market conditions warrant.

20.     Segment Data

      The Company’s reportable segments are its loan origination operations and its loan servicing operations. The Company’s accounting policies for segments are the same as those described in the “Summary of Significant Accounting Policies.” Prior to the Company acquiring SunTech on April 15, 2003, the Company operated in only one segment.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table presents segment data for the three months ended March 31, 2004 (unaudited):

	Loan origination	Loan servicing	Eliminations	Consolidated

Net revenue
Interest income	$26,698	$166	$—	$26,864
Interest expense	13,078	—	—	13,078

Net interest income	13,620	166		13,786
Provision for loan losses	927	—	—	927

Net interest income after provision for loan losses	12,693	166	—	12,859
Fee income	18,573	4,597	(1,397)	21,773

Net revenue	31,266	4,763	(1,397)	34,632
Expenses
Salaries and related benefits	11,658	2,323	—	13,981
Other selling, general and administrative expenses:
Marketing and mailing costs	6,425	—	—	6,425
Communications and data processing	1,256	452	—	1,708
Management and consulting fees	563	375	—	938
Professional fees	966	89	—	1,055
Depreciation and amortization	772	478	—	1,250
Other general & administrative	3,372	434	(1,397)	2,409

Total other selling, general and administrative expenses	13,354	1,828	(1,397)	13,785
Swap interest	1,582	—	—	1,582
Derivative mark-to-market	(226)	—	—	(226)

Total expenses	26,368	4,151	(1,397)	29,122

Income before income taxes and accretion of dividends on preferred stock	$4,898	$612	$—	$5,510

Total assets	$3,744,428	$21,055	$—	$3,765,483

      Intercompany transactions of $1,397 in other operating expenses in the loan origination segment were paid as fee income to the loan servicing segment and are eliminated in the consolidated financial statements.

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table presents segment data for the year ended December 31, 2003:

	Loan origination	Loan servicing	Eliminations	Consolidated

Net revenue
Interest income	$61,305	$541	$—	$61,846
Interest expense	39,871	—	—	39,871

Net interest income	21,434	541	—	21,975
Provision for loan losses	2,357	—	—	2,357

Net interest income after provision for loan losses	19,077	541	—	19,618
Fee income	89,508	11,784	(2,734)	98,558

Net revenue	108,585	12,325	(2,734)	118,176
Expenses
Salaries and related benefits	48,324	6,316	—	54,640
Other selling, general and administrative expenses:
Marketing and mailing costs	24,999	7	—	25,006
Communications and data processing	6,344	1,171	—	7,515
Management and consulting fees	3,313	—	—	3,313
Professional fees	4,983	1,332	—	6,315
Depreciation and amortization	2,831	1,497	—	4,328
Other general & administrative	9,712	1,348	(2,734)	8,326

Total other selling, general and administrative expenses	52,182	5,355	(2,734)	54,803
Swap interest	3,439	—	—	3,439
Derivative mark-to-market	1,862	—	—	1,862
Debt extinguishment	4,824	—	—	4,824

Total expenses	110,631	11,671	(2,734)	119,568

Income (loss) before income taxes and accretion of dividends on preferred stock	$(2,046)	$654	$—	$(1,392)

Total assets	$3,172,067	$20,215	$—	$3,192,282

      Intercompany transactions of $2,734 in other operating expenses in the loan origination segment were paid as fee income to the loan servicing segment and are eliminated in the consolidated financial statements.

21.	Unaudited Subsequent Events

      In April 2004, the Company acquired Youth Media & Marketing Network (Y2M), a company that provides affinity marketing of products and services, with a focus on education finance products targeted at college student and recent college graduates. The purchase price was approximately $35,500. Also, in April 2004, the Company increased the borrowing capacity under its revolving line of credit to $62,500. The acquisition was partially funded by a $34,000 draw on this line.

      In April 2004, the Company issued $1,113,400 asset-backed notes. Maturity dates of these Series 2004-A notes range from December 31, 2013 to December 28, 2043 with interest rates based on either LIBOR or

COLLEGIATE FUNDING SERVICES, INC. AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

auction rates. As a result of this transaction, outstanding borrowings under the warehouse facility were reduced by approximately $885,500. Also, in April 2004, the funding commitment level under the warehouse credit facility returned to $500,000. In conjunction with the securitization, the Company entered into a derivative interest rate swap with a notional amount of $550,000 and maturity date of April 28, 2005, in which it agreed to pay a fixed rate of 1.55% and receive a floating rate based on one-month LIBOR.

      In May 2004, the Company was notified by the DOE that it had been awarded Exceptional Performance status as a servicer and thus its loss claims on loans it services at SunTech will be paid to 100% of the unpaid principal and interest for the twelve month period June 1, 2004 to May 31, 2005. As a result, the Company expects the allowance and provision to decline in the quarter ending June 30, 2004.

      Through and including August 9, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

9,375,000 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

JPMorgan	Merrill Lynch & Co.

Citigroup	Credit Suisse First Boston

Banc of America Securities LLC	Keefe, Bruyette & Woods

July 15, 2004